SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAS MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer))
CAS MEDICAL SYSTEMS, INC.
(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.004 per Share
(Title of Class of Securities)
124769209
(CUSIP Numbers of Class of Securities)
(Underlying Common Stock)
Thomas M. Patton
President and Chief Executive Officer
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
(203) 488-6056
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
(203) 363-7630

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note
The attached definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) makes reference to a tender offer for certain outstanding options issued by CAS Medical Systems, Inc. (“CASMED”) that CASMED has agreed to commence in accordance with the terms of the merger agreement described in the definitive proxy statement. Security holders of CASMED are urged to read the tender offer materials carefully in their entirety when they become available, because they will contain important information. Copies of the definitive tender offer statements and other relevant materials, and any amendments or supplements thereto, may be obtained without charge, as they become available, at the SEC’s website at http://sec.gov. You also may obtain free copies of the documents we file with the SEC by going to the Investor Relations section of our website at www.CASMED.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant
☒

Filed by a party other than the Registrant
☐

Check the appropriate box:
☐
Preliminary Proxy Statement

☐
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒
Definitive Proxy Statement

☐
Definitive Additional Materials

☐
Soliciting Material under §240.14a-12

CAS MEDICAL SYSTEMS, INC.

(Name of Registrant As Specified In Its Charter)
N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☐
No fee required.

☐
Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)
Title of each class of securities to which transaction applies:

(2)
Aggregate number of securities to which transaction applies:

(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)
Proposed maximum aggregate value of transaction:

(5)
Total fee paid:

☒
Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid:

(2)
Form, Schedule or Registration Statement No.:

(3)
Filing Party:

(4)
Date Filed:

CAS MEDICAL SYSTEMS, INC.
44 East Industrial Road
Branford, Connecticut 06405
(203) 488-6056
March 13, 2019
Dear Stockholder:
We cordially invite you to attend the special meeting of stockholders of CAS MEDICAL SYSTEMS, INC. (“CASMED”), which will be held at CASMED’s corporate offices located at 44 East Industrial Road, Branford, Connecticut 06405 at 10:00 a.m. Eastern Time on Thursday, April 18, 2019.
On February 11, 2019, CASMED, Edwards Lifesciences Holding, Inc. (“Edwards”) and Crown Merger Sub, Inc., a wholly owned subsidiary of Edwards (“Merger Sub”), entered into an Agreement and Plan of Merger pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Edwards, with CASMED continuing as the surviving company and a wholly-owned subsidiary of Edwards.
At the special meeting, you will be asked to consider and vote upon:
1.
a proposal to adopt the Agreement and Plan of Merger, dated as of February 11, 2019, by and among CASMED, Edwards, and Merger Sub;

2.
a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

3.
a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.

If the merger is completed, you will be entitled to receive $2.45 in cash, without interest or dividend thereon and less any applicable withholding taxes, for each share of CASMED common stock you own as of the date of the merger (unless you have properly exercised and perfected and not lost or withdrawn your appraisal rights under Delaware law with respect to such shares), which represents a premium of approximately: (1) 56.1% to the closing price of CASMED’s common stock on February 11, 2019, the last full trading day prior to public announcement of CASMED’s entry into the merger agreement; and (2) 25.6% to the 365-day volume weighted average price, ended on February 11, 2019.
After careful consideration, our board of directors, by unanimous vote, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that entering into the merger agreement and consummating the merger are in the best interests of CASMED’s stockholders. Accordingly, our board of directors recommends that you vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, and “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
The holders of our Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock, which we refer to herein collectively as CASMED preferred stock, have agreed to convert their CASMED preferred stock into CASMED common stock prior to closing of the merger and will thereupon receive the same per share consideration payable to the CASMED common stockholders.
In connection with the execution of the merger agreement, Edwards entered into separate voting agreements (which we refer to collectively, as the voting agreements), with each of the holders of our CASMED preferred stock, and each of our executive officers and non-employee directors, pursuant to which, among other matters, they each agreed to vote the shares of CASMED stock held by each of them in favor of the adoption of the merger agreement and the approval of the merger. The stockholders who are parties to the voting agreements collectively hold, as of February 11, 2019, (i) 100% of the Series A Convertible Preferred Stock, (ii) 100% of the Series A Exchangeable Preferred Stock and (iii) 26.1% of the voting power of the CASMED common stock, Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock voting as a single class.
The proxy statement accompanying this letter provides you with detailed information about the proposed merger and the special meeting of stockholders to vote on the adoption of the merger agreement. We encourage you to read the entire proxy statement and the merger agreement carefully. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. You may also obtain more information about CASMED from documents we have filed with the Securities and Exchange Commission.
Your vote is very important, regardless of the number of shares of stock that you own. The merger cannot be completed unless the merger agreement is adopted by the affirmative vote (in person or by proxy) of  (i) the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class. If you fail to vote on the proposal to adopt the merger agreement, the effect will be the same as a vote “AGAINST” the adoption of the merger agreement. If you hold your shares in “street name,” the failure to instruct your bank, broker or other nominee on how to vote your shares of CASMED common stock will have the same effect as a vote “AGAINST” the adoption of the merger agreement.
IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED, EVEN IF YOU DO NOT PLAN ON ATTENDING THE SPECIAL MEETING IN PERSON. ACCORDINGLY, WE URGE YOU TO VOTE BY COMPLETING, SIGNING, DATING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, OR YOU MAY VOTE THROUGH THE INTERNET OR BY TELEPHONE AS DIRECTED ON THE ENCLOSED PROXY CARD. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOU OWN SHARES THAT ARE REGISTERED DIFFERENTLY, PLEASE VOTE ALL OF YOUR SHARES SHOWN ON ALL OF YOUR PROXY CARDS.
On behalf of your board of directors, thank you for your continued support.
Sincerely,
Thomas M. Patton
President and Chief Executive Officer
PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.
This proxy statement is dated March 13, 2019 and is first being mailed to stockholders on or about March 14, 2019.

CAS MEDICAL SYSTEMS, INC.
44 East Industrial Road
Branford, Connecticut 06405
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 18, 2019
To the Stockholders of CAS MEDICAL SYSTEMS, INC.:
Notice is hereby given that a special meeting of stockholders of CAS MEDICAL SYSTEMS, INC., a Delaware corporation (“CASMED”), will be held at CASMED’s corporate offices located at 44 East Industrial Road, Branford, Connecticut 06405 at 10:00 a.m. Eastern Time on Thursday, April 18, 2019, for the following purposes:
1.
to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 11, 2019, by and among CASMED, Edwards Lifesciences Holding, Inc., a Delaware corporation (“Edwards”) and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Edwards (“Merger Sub”);

2.
to consider and vote upon a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

3.
to consider and vote upon a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.

After careful consideration, our board of directors, by unanimous vote, has approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and has determined that entering into the merger agreement and consummating the merger, are in the best interests of the Company’s stockholders.
OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT, “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, AND “FOR” THE NON-BINDING ADVISORY PROPOSAL TO APPROVE THE GOLDEN PARACHUTE COMPENSATION PAYABLE TO CASMED’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.
Only stockholders of record of CASMED common stock, Series A Convertible Preferred Stock, and Series A Exchangeable Preferred Stock at the close of business on March 7, 2019, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting. A list of stockholders entitled to vote at the special meeting will be available for inspection by stockholders of record for any purpose germane to the special meeting during business hours at CASMED’s corporate offices located at 44 East Industrial Road, Branford, Connecticut 06405 for at least ten days prior to the date of the special meeting and will also be available at the special meeting.
Your vote is very important, regardless of the number of shares of stock that you own. The adoption of the merger agreement requires the affirmative vote (in person or by proxy) of  (i) the holders of a majority of the aggregate voting power of the outstanding shares of  (x) CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class, at the special meeting. Each of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies and the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger requires the affirmative vote (in person or by proxy) of the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, present and entitled to vote at the special meeting.

Whether or not you plan to attend the special meeting, we urge you to vote your shares by completing, signing, dating and returning the accompanying proxy card as promptly as possible in the postage-paid envelope or to submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares will be represented at the special meeting. If you sign and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting and “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger. If you fail to return your proxy card or fail to submit your proxy by telephone or the Internet and do not vote in person at the special meeting, or if you hold your shares in “street name” and fail to instruct your bank, broker or other nominee on how to vote your shares of CASMED common stock, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement, but will not affect the outcome of the vote regarding the proposal to adjourn the special meeting, if necessary, to solicit additional proxies or the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger. Any stockholder attending the special meeting may vote in person even if he or she has already voted by proxy card, telephone or Internet; such vote by ballot will revoke any proxy previously submitted. If you hold your shares through a bank, broker or other custodian, you must provide a legal proxy issued from such bank, broker or other custodian in order to vote your shares in person at the special meeting.
The presence at the special meeting in person or by proxy of the holders of a majority of the issued and outstanding shares of our capital stock entitled to vote at the special meeting as of the close of business on the record date will constitute a quorum for purposes of considering the proposals at the special meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the special meeting for purposes of determining whether a quorum is present.
The Company’s stockholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares of CASMED stock if the merger contemplated by the merger agreement is completed, but only if they submit a written demand for appraisal of their shares before the taking of the vote on the merger agreement at the special meeting and they comply with all requirements of Delaware law, which are summarized in greater detail in the accompanying proxy statement.
You may revoke your proxy at any time before the vote at the special meeting by following the procedures outlined in the accompanying proxy statement. If you are a stockholder of record, you may revoke your proxy by attending the meeting and voting in person.
The accompanying proxy statement is dated March 13, 2019 and is first being mailed to stockholders of the Company on or about March 14, 2019.
By Order of the Board of Directors,
Jeffery A. Baird
Secretary
March 13, 2019
Branford, Connecticut
PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

i

ii

iii

PROXY STATEMENT SUMMARY
The following summary highlights selected information in this proxy statement and may not contain all the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement, its annexes and the documents referred to or incorporated by reference in this proxy statement. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section of this proxy statement entitled “Where You Can Find More Information.”
Unless otherwise indicated or unless the context requires otherwise, all references in this proxy statement to the “Company,” “CASMED,” “we,” “our” and “us” refer to CAS Medical Systems, Inc.; all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of February 11, 2019, by and among CASMED, Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc., a copy of which is attached as Annex A to this proxy statement; all references to the “merger” refer to the merger contemplated by the merger agreement; and all references to the “SEC” refer to the Securities and Exchange Commission.
Overview of the Merger (Page 55)
On February 11, 2019, we entered into the Agreement and Plan of Merger by and among CASMED, Edwards Lifesciences Holding, Inc. (referred to in this proxy statement as Edwards) and Crown Merger Sub, Inc., a wholly owned subsidiary of Edwards (referred to in this proxy statement as Merger Sub). Upon the terms and subject to the conditions of the merger agreement, Merger Sub will merge with and into CASMED, and CASMED will continue as the surviving corporation and a wholly owned subsidiary of Edwards. Upon consummation of the merger, holders of CASMED common stock will be entitled to receive the per share merger consideration of  $2.45 in cash, without interest or dividends thereon, and less applicable withholding taxes, for each share of CASMED common stock issued and outstanding immediately prior to the effective time of the merger (other than for shares of CASMED common stock owned by CASMED as treasury stock or owned directly by Edwards or Merger Sub, or shares of CASMED stock the holders of which have properly demanded and perfected their appraisal rights under Delaware law). The merger agreement, which is the principal document governing the merger, is attached as Annex A to this proxy statement, and we encourage you to read the merger agreement in its entirety.
The Parties to the Merger (Page 21)
CAS Medical Systems, Inc.
CAS Medical Systems, Inc. is a medical technology company that develops, manufactures, and markets non-invasive patient monitoring products that are consistent with our vision: That no patient is harmed by undetected tissue hypoxia. Our principal products are the FORE-SIGHT ELITE® and FORE-SIGHT® brand tissue oximeters and sensors which account for nearly all of our sales from continuing operations. With a simple non-invasive sensor applied to the skin, these products alert clinicians to the oxygenation levels of a patient’s brain or other body tissue during medical procedures to avoid harm caused by insufficient oxygen, or hypoxia. We also perform service repairs that are categorized as Service and Other.
Consistent with its strategy to focus exclusively on the tissue oximetry market opportunity, the Company divested its non-strategic product lines. In July 2017, with the sale of its final legacy product line, related to non-invasive blood pressure monitoring, the Company completed its multi-year transition from a lower-margin capital equipment business to a high-margin medical disposables business. FORE-SIGHT disposable sensors now account for 88% of net sales from continuing operations for the nine months ended September 30, 2018.
Edwards Lifesciences Holding, Inc.
Edwards is a wholly-owned subsidiary of Edwards Lifesciences Corporation, or Edwards Lifesciences. Edwards Lifesciences, based in Irvine, California, is the global leader in patient-focused medical innovations for structural heart disease, as well as critical care and surgical monitoring. Driven by a passion to help patients, the company collaborates with the world’s leading clinicians and researchers to address unmet healthcare needs, working to improve patient outcomes and enhance lives. Headquartered in Irvine, Calif., Edwards Lifesciences treats advanced cardiovascular disease with its life saving innovations, which are sold in approximately 100 countries. Many of the company’s products are considered industry “gold standards” and over 95% percent of its sales are from products in leading market positions. Edwards Lifesciences has extensive manufacturing operations in North America, Europe, Singapore, Central America and the Caribbean.
Crown Merger Sub, Inc.
Crown Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of Edwards. It was formed solely for the purpose of effecting the merger and the transactions contemplated by the merger agreement, and it has not engaged in any other business.
The Merger and the Closing (Page 55)
The merger agreement provides that, if the merger agreement is adopted by our stockholders and the other conditions to closing are satisfied or waived, Merger Sub will merge with and into CASMED, and CASMED will continue as the surviving corporation and a wholly owned subsidiary of Edwards. Upon completion of the merger, each share of CASMED common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of CASMED common stock owned by CASMED as treasury stock or owned directly by Edwards or Merger Sub, or shares of CASMED stock the holders of which have properly demanded and perfected their appraisal rights under Delaware law) will be converted into the right to receive $2.45 in cash, without interest or dividends thereon, and less any applicable withholding taxes. The holders of CASMED preferred stock have agreed to convert such stock into CASMED common stock prior to the closing of the merger and will thereupon receive the same consideration per common share. As a result of the merger, the Company will cease to be an independent, publicly traded company, and you will not own any shares of the surviving corporation.
The Special Meeting (Page 22)
Date, Time and Place (Page 22)
The special meeting of our stockholders will be held at CASMED’s corporate offices located at 44 East Industrial Road, Branford, Connecticut 06405 at 10:00 a.m. Eastern Time on April 18, 2019.
Purpose of the Special Meeting (Page 22)
At the special meeting, you will be asked to consider and vote upon (1) a proposal to adopt the merger agreement; (2) a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and (3) a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Record Date and Quorum (Page 22)
Record stockholders of CASMED common stock, Series A Convertible Preferred Stock, and Series A Exchangeable Preferred Stock at the close of business on March 7, 2019 (the record date) can vote at the special meeting. As of the record date, there were issued and outstanding:
•
29,340,787 shares of CASMED common stock; and

•
95,500 shares of CASMED Series A Convertible Preferred Stock and 54,500 shares of CASMED Series A Exchangeable Preferred Stock (which is substantially identical to the Series A Convertible Preferred Stock) containing voting rights equivalent to a total of 5,319,149 shares of common stock.

Each common stockholder has one vote for each share of common stock owned as of the record date. Each holder of a share of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock has 35.46 votes per share owned as of the record date. Therefore, a total of 34,659,936 votes are eligible to be cast at the special meeting.

With respect to the vote on the adoption of the merger agreement, each holder of a share of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock has one vote per share with respect to the separate class vote by each such class of preferred stock.
The presence at the special meeting in person or by proxy of the holders of a majority of the issued and outstanding shares of our capital stock entitled to vote at the special meeting as of the close of business on the record date will constitute a quorum for purposes of considering the proposals at the special meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the special meeting for purposes of determining whether a quorum is present.
Vote Required for Approval (Page 23)
Your broker will not have discretionary authority to vote your shares with respect to the three proposals to be considered at the special meeting. Brokers who have record ownership of shares that are held in “street name” for their clients (the beneficial owners of the shares) have discretion to vote these shares on routine matters but not on non-routine matters. A “broker non-vote” occurs when the broker does not receive voting instructions from the beneficial owner with respect to a non-routine matter and therefore the broker expressly indicates that it is not voting on a matter. To the extent your broker submits a broker non-vote with respect to your shares on a proposal, your shares will not be deemed “votes cast” or shares “entitled to vote” with respect to that proposal.
The adoption of the merger agreement requires the affirmative vote at the special meeting, in person or represented by proxy, of  (i) the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the adoption of the merger agreement at the special meeting.
Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the matter. Broker non-votes will have no effect on the proposal to adjourn the special meeting, although abstentions will have the same effect as a vote against the proposal.
Approval of the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger requires the affirmative vote of the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the matter. Broker non-votes will have no effect on the non-binding advisory proposal to approve the golden parachute compensation payable to our named executive officers in connection with the merger, although abstentions will have the same effect as a vote against the proposal.
Voting and Proxies (Page 24)
Any stockholder of record entitled to vote at the special meeting may submit a proxy by (i) returning the enclosed proxy card by mail; (ii) using the telephone number printed on your proxy card; (iii) using the Internet voting instructions printed on your proxy card; or (iv) appearing at the special meeting and voting in person. If no instructions are indicated on your signed proxy card, your shares will be voted “FOR” the adoption of the merger agreement, “FOR” adjournment of the special meeting, if necessary, to solicit additional proxies and “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.

If your shares of CASMED common stock are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your shares of CASMED common stock using the instructions provided by your broker, bank or other nominee.
Revocability of Proxy (Page 24)
If you hold your shares in your name as a stockholder of record, you have the right to change or revoke your proxy at any time before the vote taken at the special meeting by:
•
filing with the Corporate Secretary of the Company at the Company’s principal executive offices, 44 East Industrial Road, Branford, Connecticut 06405, a written notice of revocation or a duly executed proxy bearing a later date than the date of the proxy; or

•
attending the special meeting and voting in person. Attendance at the special meeting will not, by itself, change or revoke a proxy — you must vote in person at the meeting to revoke a prior proxy.

Ownership of CASMED Common Stock by Directors and Executive Officers (Page 89)
As of March 7, 2019, the record date for the special meeting, our directors and executive officers beneficially owned, and had the right to vote, in the aggregate, 3,706,406 shares of CASMED common stock, and shares of CASMED preferred stock holding voting rights equivalent to 5,319,149 shares of CASMED common stock, representing an aggregate of 9,025,555 votes, which represented approximately 26.0% of the votes which may be cast at the special meeting and 100% of the outstanding CASMED preferred stock (which has separate class voting rights with respect to the adoption of the merger agreement). Our current directors and executive officers have agreed to vote all their shares of CASMED common stock and CASMED preferred stock “FOR” the adoption of the merger agreement and “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies, and intend to vote “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Voting Agreements (Page 24 and Annex B)
In connection with the execution of the merger agreement, Edwards entered into separate Voting Agreements (which we refer to collectively, as the voting agreements), the form of which is attached as Annex B to this proxy statement, with each of the holders of our Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock, and each of our executive officers and non-employee directors, pursuant to which, among other matters, they each agreed (1) to vote the shares of CASMED stock held by each of them in favor of the adoption of the merger agreement and the approval of the merger, and to vote against any alternate proposal, (2) not to undertake certain activities related to solicitation of a Company Acquisition Proposal (as defined in the merger agreement), (3) not to transfer their shares of CASMED stock prior to the consummation of the merger, subject to limited exceptions, (4) to waive their appraisal rights under Delaware law, (5) to cancel all out of the money stock options, and in the case of Thomas M. Patton, a performance restricted stock grant, immediately prior to the closing of the merger, and (6) with respect to the holders of the Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock, to convert their preferred shares into CASMED common stock prior to the merger.
Treatment of Stock Options and Restricted Stock Awards (Page 56)
As of the effective time of the merger, all options to acquire shares of CASMED common stock that are outstanding and unexercised will become fully vested. We have agreed to take all actions necessary such that each option outstanding immediately prior to the effective time of the merger (whether vested or unvested) that represents the right to acquire CASMED common stock, at the effective time of the merger, will be cancelled and converted into a right to receive (i) as to those options with an exercise price that is equal to or less than $2.45 per share, the product of  (x) the excess of  $2.45 over the exercise price per share of the applicable option, and (y) the number of shares subject to the applicable option, less any applicable withholding taxes, and (ii) as to those options with an exercise price that exceeds $2.45 per share, the product of  $0.10 and the number of shares subject to the applicable option (except that any such options with an exercise price that exceeds $2.45 per share that are held by directors and executive officers of

CASMED will be cancelled without payment of any consideration), less any applicable withholding taxes. In order to have all stock options available for cancellation, as is required under the merger agreement, we plan to commence a tender offer, as soon as practicable, to purchase all outstanding options (that do not expire by their terms at or prior to the completion of the merger) for the consideration set forth above.
As of the effective time of the merger, each award of CASMED common stock that is subject to vesting conditions (each referred to in this proxy statement as a restricted stock award) will be vested, and each holder of a restricted stock award will have the right to receive an amount in cash equal to (x) the number of shares of CASMED common stock subject to such restricted stock award, multiplied by (y) $2.45, less any applicable withholding taxes. Notwithstanding the foregoing, as of the effective time of the merger, all 150,000 shares of performance-based restricted stock underlying the Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Thomas M. Patton, will be cancelled, with no further consideration due to Mr. Patton.
Treatment of the Employee Stock Purchase Plan and Warrants (Page 57)
As soon as practicable following the date of the merger agreement, CASMED’s board of directors (or, if applicable, any committee thereof administering CASMED’s employee stock purchase plan) shall adopt such resolutions or take such other necessary actions such that: (i) the employee stock purchase plan shall be terminated, contingent upon the closing; (ii) no offering periods under the employee stock purchase plan shall commence after the effective time of the merger (and accordingly there shall be no payroll contributions to the employee stock purchase plan from participants after the effective time of the merger); and (iii) CASMED shall take all necessary actions so that no participants in the employee stock purchase plan have outstanding purchase rights under the employee stock purchase plan as of the effective time of the merger. Additionally, the CASMED board of directors (or, if applicable, any committee thereof administering the administering CASMED’s employee stock purchase plan), shall discontinue the current offering period under the employee stock purchase plan and provide that participants in such offering period shall have their accumulated payroll deductions for such offering period used to purchase CASMED common stock as of the last day of the month following the date of the merger agreement and such participants’ purchase rights under the employee stock purchase plan shall otherwise terminate following the date of such purchase.
Neither Edwards nor Merger Sub shall assume any warrants to purchase CASMED common stock or substitute for any such warrant any similar award for the common stock of Edwards or any of its affiliates in connection with the merger and the other transactions contemplated by the merger agreement. As of the effective time of the merger agreement, each unexercised warrant to purchase CASMED common stock that was outstanding immediately prior to the effective time of the merger shall, in accordance with the terms of the applicable warrant, no longer be exercisable and shall have either been exercised by the holder thereof in accordance with the terms of such warrant immediately prior to the effective time of the merger or if not so exercised, expired immediately prior to the effective time of the merger.
Reasons for the Merger; Recommendation of Our Board of Directors (Page 32)
After careful consideration, our board of directors, by unanimous vote, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that entering into the merger agreement and consummating the merger, are in the best interests of CASMED’s stockholders. Our board of directors recommends that you vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies and “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
For a discussion of the material factors considered by our board of directors in reaching its conclusions, see the section of this proxy statement entitled “Proposal 1: Adoption of the Merger Agreement — Reasons for the Merger; Recommendation of Our Board of Directors.”

Interests of Certain Persons in the Merger (Page 49)
When considering the recommendation by our board of directors that our stockholders adopt the merger agreement, you should be aware that our directors, executive officers and their associates may have interests in the merger that are different from, or in addition to, the interests of our other stockholders. These interests include the accelerated vesting and payment of stock options and restricted stock awards. In addition, severance benefits may become payable to our executive officers in the event of termination of employment, and a cash transaction bonus will also become payable to each executive officer. Furthermore, one of our directors is a principal of the entities that hold all of our outstanding CASMED preferred stock. Our board of directors was aware of these interests and considered them, among other matters, in unanimously approving and declaring advisable the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determining that entering into the merger agreement and consummating the merger, are in the best interests of the Company’s stockholders, and in making its recommendation that the Company’s stockholders adopt the merger agreement. These interests are described in the section “Proposal 1: Adoption of the Merger Agreement — Interests of Certain Persons in the Merger.”
Opinion of CASMED’s Financial Advisor (Page 37 and Annex C )
William Blair & Company, L.L.C., which we refer to as William Blair, was retained to act as financial advisor to the board of directors in connection with the possible sale of CASMED. As part of its engagement, the board of directors requested that William Blair render an opinion to the board of directors as to whether the $2.45 per share in cash to be received by the holders of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) as merger consideration was fair, from a financial point of view, to such holders. On February 11, 2019, William Blair delivered its oral opinion to the board of directors (subsequently confirmed in writing) that, as of February 11, 2019, and based upon and subject to the assumptions, qualifications and limitations stated therein, the merger consideration to be received by the holders of the outstanding shares of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) was fair, from a financial point of view, to such holders.
The full text of William Blair’s written opinion, dated February 11, 2019, is attached as Annex C to this proxy statement and incorporated herein by reference. You are urged to read the fairness opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. William Blair’s fairness opinion was directed to the board of directors for its benefit and use in evaluating the fairness of the merger consideration to be received pursuant to the merger agreement and relates only to the fairness, as of the date of William Blair’s fairness opinion and from a financial point of view, of the merger consideration to be received by the holders of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) in the proposed merger. William Blair’s fairness opinion does not address any other aspects of the proposed merger or any related transaction, and does not constitute a recommendation to any of the holders of CASMED common stock as to how that stockholder should vote or otherwise act with respect to the merger agreement or the proposed merger. William Blair did not address the merits of the underlying decision by CASMED to engage in the proposed merger.
Financing of the Merger (Page 46)
The obligations of CASMED under the merger agreement are not subject to a condition regarding Edwards’ or Merger Sub’s obtaining funds to consummate the merger and the other transactions contemplated by the merger agreement. Edwards has represented in the merger agreement that it will have available to it at the closing of the merger, sufficient cash to consummate the merger and to pay the aggregate merger consideration and any other amounts required to be paid by it in connection with the consummation of the transactions contemplated by the merger agreement.

Governmental and Regulatory Approvals (Page 53)
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to in this proxy statement as the HSR Act) and the rules promulgated thereunder by the Federal Trade Commission (referred to in this proxy statement as the FTC), the merger may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the Department of Justice (referred to in this proxy statement as the DOJ) and the applicable waiting period has expired or been terminated.
CASMED, Edwards and Edwards Lifesciences Corporation filed the notification and report forms under the HSR Act with the FTC and the DOJ on March 4, 2019. We cannot assure you that an antitrust or other regulatory challenge to the merger will not be made.
Material U.S. Federal Income Tax Consequences (Page 47)
The receipt of cash in exchange for shares of CASMED common stock pursuant to the merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, U.S. holders who exchange their shares of CASMED common stock in the merger will recognize gain or loss in an amount equal to the difference, if any, between the cash received in the merger and their adjusted tax basis in such shares. Such gain or loss will be capital gain or loss if such shares are held as a capital asset in the hands of the U.S. holders and will be long-term capital gain or loss if such shares have a holding period of more than one year at the time the merger is consummated. The merger generally will not be a taxable transaction to non-U.S. holders for U.S. federal income tax purposes unless the non-U.S. holder has certain connections to the United States, but may be a taxable transaction under foreign tax laws. See the section of this proxy statement entitled “Proposal 1: Adoption of the Merger Agreement — Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the merger. You should consult your independent tax advisor as to the particular tax consequences of the merger to you.
Restrictions on Solicitations of Other Offers and Change of Recommendation (Page 67)
The merger agreement provides that, prior to the consummation of the merger, the Company must not, and must cause its subsidiaries and their respective representatives to not, directly or indirectly:
•
initiate, seek, solicit, facilitate or knowingly encourage, or induce or take any other action designed or intended to lead to, or that would reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal (as defined in the merger agreement and described in the section of this proxy statement entitled “The Merger Agreement — Non-Solicitation of Alternative Proposals”);

•
enter into, continue or otherwise participate in any negotiations or discussions with, or furnish or cause to be furnished any information or data to, or furnish access to the Company’s properties with respect to, or otherwise cooperate in any way with, any person relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal or grant any waiver or release under (or terminate, amend or modify any provision of), or fail to enforce to the fullest extent permitted under applicable law, any confidentiality or standstill or similar agreement (except that if the Company board of directors determines in good faith, after consultation with outside legal counsel, that the failure to grant any waiver or release would be inconsistent with the board’s fiduciary duties, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a Company Acquisition Proposal);

•
execute or enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding relating to or in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (each, an “Alternative Acquisition Agreement”);

•
submit to the stockholders for their approval any Company Acquisition Proposal or Company Superior Proposal (as defined in the merger agreement); or

•
resolve to do, or agree or announce an intention to do, any of the foregoing.

The foregoing is subject to certain exceptions that allow the Company’s board of directors to exercise its fiduciary obligations and enter into a Company Acquisition Proposal provided that it comply with certain obligations set forth in the merger agreement. See the section of this proxy statement entitled “The Merger Agreement — Non-Solicitation of Alternative Proposals” for a description of these restrictions and exceptions.
The merger agreement also contains restrictions on the ability of the Company’s board of directors to: (i) withdraw, qualify or modify in a manner adverse to Edwards, or publicly propose to withdraw, qualify or modify in a manner adverse to Edwards, its recommendation that the Company’s stockholders adopt the merger agreement and approve the merger, (ii) approve, authorize, declare advisable, endorse or recommend (or publicly propose to approve, authorize, declare advisable, endorse or recommend) any Company Acquisition Proposal, (iii) fail to include in this proxy statement its recommendation that the Company’s stockholders adopt the merger agreement and approve the merger, (iv) fail to publicly reaffirm such recommendation within ten (10) business days of receipt of a written request by Edwards to provide such reaffirmation following public disclosure of any Company Acquisition Proposal, (v) fail to recommend against any Company Acquisition Proposal that is a tender or exchange offer in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) business days after the commencement of such tender or exchange offer (any action described in clauses (i) through (v) of this sentence being referred to as a “Company Adverse Recommendation Change”) or (vi) adopt or approve, or propose to adopt or approve, or allow the Company or any of its subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding in connection with, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, with certain specified exceptions.
At any time prior to the special meeting, if the Company or the Company board of directors receives a Company Superior Proposal that did not result from a breach of the merger agreement, the Company board of directors may authorize and cause the Company to (x) effect a Company Adverse Recommendation Change and (y) terminate the merger agreement and concurrently enter into a definitive agreement providing for such Company Superior Proposal if  (i) the Company board of directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the board’s fiduciary duties; (ii) the Company has notified Edwards in writing that it intends to effect a Company Adverse Recommendation Change and terminate the merger agreement; (iii) the Company has provided Edwards a copy of the proposed definitive agreements (and any related agreements) relating to such Company Superior Proposal (and has informed Edwards of the identity of the party making such Company Superior Proposal); (iv) until 11:59 p.m., New York City time, on the fourth (4th) Business Day following the notice the Company and its representatives shall have discussed and negotiated with Edwards in good faith (to the extent Edwards requests to negotiate) any proposed modifications to the terms and conditions of the merger agreement; and (v) no earlier than the end of such negotiation period, the board of directors shall have determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel), after considering and taking into account the terms of any proposed amendment or modification to the merger agreement made by Edwards in writing during such period, that (A) the Company Acquisition Proposal that is the subject of the notice described in clause (ii) above still constitutes a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the board’s fiduciary duties under applicable law.
See the section of this proxy statement entitled “The Merger Agreement — Change of Recommendation” for a description of these restrictions and exceptions.

Conditions to the Completion of the Merger (Page 73)
Conditions to Each Party’s Obligations.   The obligations of Edwards, Merger Sub and CASMED to effect the merger are subject to the satisfaction or waiver of certain conditions, including:
•
the merger agreement must have been adopted by requisite holders of CASMED stock;

•
the expiration or termination of any waiting period (including any extension) applicable to the merger under the HSR Act must have occurred and all other required antitrust approvals must have been received; and

•
the absence of any applicable law or judgment that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement.

Conditions to Edwards’ and Merger Sub’s Obligations.   Edwards’ and Merger Sub’s obligations to effect the merger are subject to additional conditions, including, among other things:
•
the representations and warranties made by the Company contained in the merger agreement being true and correct as of the closing of the merger, subject to certain materiality thresholds;

•
the Company’s performance in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•
the absence of a Company Material Adverse Effect (as defined in the merger agreement);

•
the Company has delivered a certificate certifying certain matter as required by the merger agreement;

•
the Company having delivered copies of any consents or agreements from option holders effectuating the requirements of the merger agreement;

•
the termination or exercise of all outstanding warrants of the Company; and

•
the absence of any pending proceeding in a U.S. federal district court by any governmental authority against Edwards, Merger Sub, the Company, or any of their respective subsidiaries or affiliates (i) seeking to restrain or prohibit from retaining or acquiring, or to compel the disposal of or the holding separate of, any portion of the assets of Edwards, Merger Sub, the Company, or any of their respective subsidiaries or affiliates, (ii) challenging, seeking to restrain, or prohibit the merger or seeking to obtain damages or any other material remedy; (iii) seeking to impose material limitations on the ability of Merger Sub to consummate the merger; or (iv) seeking to impose limitations on the ability of Merger Sub or Edwards to exercise full rights of ownership of the shares of CASMED stock.

Conditions to the Company’s Obligations.   The Company’s obligations to effect the merger are subject to additional conditions, including, among other things:
•
the representations and warranties made by Edwards and Merger Sub contained in the merger agreement being true and correct as of the closing of the merger, subject to certain materiality thresholds;

•
Edwards’ and Merger Sub’s performance in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger; and

•
Edwards’ has delivered a certificate certifying certain matters as required by the merger agreement.

Termination of the Merger Agreement (Page 75)
The Company and Edwards may agree to terminate the merger agreement without completing the merger at any time, even after the Company’s stockholders have approved the merger agreement. The merger agreement may also be terminated in certain other circumstances, including:
•
by either the Company or Edwards if:

•
the merger has not been consummated on or prior to 5:00 P.M. (New York City time) on November 8, 2019 (such date referred to in this proxy statement as the termination date);

•
any law, judgment, order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the merger or other transactions contemplated by the merger agreement has become final and non-appealable;

•
the Company’s stockholders do not adopt the merger agreement;

•
the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would result in a failure of a closing condition and which breach is incapable of being cured prior to the termination date, or is not cured within 30 days following receipt of written notice of such breach by the party seeking to terminate.

•
by the Company:

•
prior to the adoption of the merger agreement by the Company’s stockholders, in order to enter into a definitive written agreement providing for a Company Superior Proposal in compliance with the non-solicitation provisions of the merger agreement; or

•
if the closing conditions have been satisfied and Edwards and Merger Sub fail to consummate the closing on the date the closing is required to have occurred pursuant to the terms of the merger agreement.

•
by Edwards:

•
if a Company Adverse Recommendation Change has occurred.

Termination Fees and Reimbursement of Expenses (Page 76)
The merger agreement requires the Company to pay a termination fee of  $3.5 million to Edwards in each of the following circumstances, if the merger agreement is terminated by:
•
Edwards on the basis of a breach of a covenant or agreement contained in the merger agreement or either Edwards or CASMED due to failure to obtain the requisite stockholder approval or failure to consummate the merger by the termination date and (1) prior to any such termination, a Company Acquisition Proposal has been publicly disclosed and not publicly withdrawn at least three (3) business days prior to the stockholders’ meeting or is otherwise known to CASMED’s board of directors and not withdrawn (publicly, if publicly disclosed) prior to such termination in the case of termination, and (2) within twelve (12) months after any such termination, any Company Acquisition Proposal is consummated or CASMED enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this provision of the merger agreement, all references to fifteen percent (15%) in the definition of  “Company Acquisition Proposal” being deemed to be references to “fifty percent (50%)”);

•
CASMED, prior to the requisite stockholder approval so that CASMED may enter into a Company Superior Proposal; or

•
Edwards, if CASMED’s board of directors has made a Company Adverse Recommendation Change or CASMED or its board of directors are in material breach of the provisions in the merger agreement related to non-solicitation;

The merger agreement also provides that if it is terminated by either Edwards or the Company following a failure to obtain the required vote of CASMED’s stockholders to adopt the merger agreement, CASMED shall reimburse Edwards up to $1.0 million of certain of its transaction expenses, which payment will reduce on a dollar-for-dollar basis any termination fee otherwise owed to Edwards.
Procedure for Receiving the Merger Consideration (Page 55)
As promptly as reasonably practicable and in any event within five (5) business days after the effective time of the merger, a paying agent designated by Edwards (and reasonably acceptable to the Company) will mail a letter of transmittal and instructions to all of the Company’s stockholders of record whose shares are converted into the right to receive merger consideration. The letter of transmittal and instructions will tell you how to surrender your certificates of CASMED common stock in exchange for the merger consideration, without interest and less applicable withholding taxes. The paying agent will provide stockholders with the consideration due pursuant to the merger agreement as soon as practicable following the receipt of your certificates of CASMED common stock in accordance with the instructions set forth in the letter of transmittal. You should not return any share certificates you hold with the enclosed proxy card, and you should not forward your share certificates to the paying agent without a letter of transmittal.
Appraisal Rights (Page 79 and Annex D )
Under Delaware law, if the merger is completed, holders of shares of CASMED stock who do not vote in favor of adopting the merger agreement will have the right to seek appraisal of the fair value of their shares of CASMED stock as determined by the Delaware Court of Chancery, but only if they comply with all requirements of Delaware law (including Section 262 of the General Corporation Law of the State of Delaware (referred to in this proxy statement as the Delaware General Corporation Law, or DGCL), the text of which is attached as Annex D to, and the terms of which are summarized in, this proxy statement). This appraisal amount could be more than, the same as or less than the $2.45 per share of common stock merger consideration pursuant to the terms of the merger agreement. Any holder of CASMED stock intending to perfect its appraisal rights must, among other things, submit a written demand for an appraisal to the Company prior to the vote of stockholders on the adoption of the merger agreement and must not vote or otherwise submit a proxy in favor of adoption of the merger agreement. Your failure to follow exactly the procedures specified under Delaware law will result in the loss of your appraisal rights. This proxy statement constitutes our notice to our stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262 of the DGCL.
Market Price of CASMED Common Stock (Page 92)
CASMED common stock is listed on the NASDAQ Capital Market under the trading symbol “CASM” The closing sale price of CASMED common stock on the NASDAQ Capital Market on February 11, 2019, the last trading day prior to announcement of the execution of the merger agreement, was $1.57 per share. On March 12, 2019, which is the most recent practicable date prior to the date of this proxy statement, the closing sale price of CASMED common stock was $2.42 per share. You are encouraged to obtain current market quotations for CASMED common stock.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
The following questions and answers are intended to briefly address some commonly asked questions you may have regarding the special meeting, the merger agreement and the proposed merger. These questions and answers may not address all questions that may be important to you as a stockholder of CASMED. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement, which you should read carefully. See the section of this proxy statement entitled “Where You Can Find More Information.”
Q: What is the proposed transaction?
A: The proposed transaction is the acquisition of CASMED by Edwards pursuant to the merger agreement. If the merger agreement is adopted by CASMED’s stockholders and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub, a wholly owned subsidiary of Edwards, will merge with and into CASMED. Upon consummation of the merger, CASMED will be the surviving corporation in the merger and will be a wholly owned subsidiary of Edwards. After the merger, shares of CASMED common stock will not be publicly traded.
Q: What will I receive for my shares of CASMED common stock in the merger?
A: Upon consummation of the merger, you will receive $2.45 in cash, without interest or dividends thereon and less any applicable withholding taxes, for each share of CASMED common stock that you own at the effective time of the merger (unless you have properly perfected your appraisal rights under Delaware law, in which case any consideration that you receive will be determined by the Delaware Court of Chancery). Upon consummation of the merger, you will no longer own shares in CASMED, nor will you be entitled to receive any shares in Edwards or the surviving corporation.
See the section of this proxy statement entitled “Proposal 1: Adoption of the Merger Agreement — Material U.S. Federal Income Tax Consequences” for a discussion of the tax consequences of the merger. You should consult your own tax advisor for a full understanding of how the merger will affect your federal, state, local and foreign taxes.
Q: How does the merger consideration compare to the market price of the CASMED common stock prior to announcement of the merger?
A: The per share merger consideration of  $2.45 in cash, without interest or dividends thereon and less applicable withholding taxes, contemplated to be received by the holders of CASMED common stock pursuant to the merger agreement represents a premium to historic trading prices, including a premium of approximately 56.1% over the closing sale price of  $1.57 on the NASDAQ Capital Market on February 11, 2019, the last trading day prior to announcement of the merger agreement.
Q: How will the Company’s stock options and restricted stock awards, be treated in the merger?
A: As of the effective time of the merger, all options to acquire shares of CASMED common stock that are outstanding and unexercised will become fully vested. We have agreed to take all actions necessary such that each option outstanding immediately prior to the effective time of the merger (whether vested or unvested) that represents the right to acquire CASMED common stock, at the effective time of the merger, will be cancelled and converted into a right to receive (i) as to those options with an exercise price that is equal to or less than $2.45 per share, the product of  (x) the excess of  $2.45 over the exercise price per share of the applicable option, and (y) the number of shares subject to the applicable option, less any applicable withholding taxes, and (ii) as to those options with an exercise price that exceeds $2.45 per share, the product of  $0.10 and the number of shares subject to the applicable option (except that any such options with an exercise price that exceeds $2.45 per share that are held by directors and executive officers of CASMED will be cancelled without payment of any consideration), less any applicable withholding taxes. In order to have all stock options available for cancellation, as is required under the merger agreement, we plan to commence a tender offer, as soon as practicable, to purchase all outstanding options (that do not expire by their terms at or prior to the completion of the merger) for the consideration set forth above.

As of the effective time of the merger, each award of CASMED common stock that is subject to vesting conditions (each referred to in this proxy statement as a restricted stock award) will be vested, and each holder of a restricted stock award will have the right to receive an amount in cash equal to (x) the number of shares of CASMED common stock subject to such restricted stock award, multiplied by (y) $2.45, less any applicable withholding taxes.
Notwithstanding the foregoing, 150,000 shares of restricted stock subject to performance-based vesting conditions underlying an Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Thomas M. Patton, will be cancelled, with no further consideration due to Mr. Patton.
Q: How will the Company’s warrants and Employee Stock Purchase Plan be treated in the merger?
A: As soon as practicable following the date of the merger agreement, CASMED’s board of directors (or, if applicable, any committee thereof administering CASMED’s employee stock purchase plan) shall adopt such resolutions or take such other necessary actions such that: (i) the employee stock purchase plan shall be terminated, contingent upon the closing; (ii) no offering periods under the employee stock purchase plan shall commence after the effective time of the merger (and accordingly there shall be no payroll contributions to the employee stock purchase plan from participants after the effective time of the merger); and (iii) CASMED shall take all necessary actions so that no participants in the employee stock purchase plan have outstanding purchase rights under the employee stock purchase plan as of the effective time of the merger. Additionally, the CASMED board of directors (or, if applicable, any committee thereof administering the administering CASMED’s employee stock purchase plan), shall discontinue the current offering period under the employee stock purchase plan and provide that participants in such offering period shall have their accumulated payroll deductions for such offering period used to purchase CASMED common stock as of the last day of the month following the date of the merger agreement and such participants’ purchase rights under the employee stock purchase plan shall otherwise terminate following the date of such purchase.
Neither Edwards nor Merger Sub shall assume any warrants to purchase CASMED common stock or substitute for any such warrant any similar award for the common stock of Edwards or any of its affiliates in connection with the merger and the other transactions contemplated by the merger agreement. As of the effective time of the merger agreement, each unexercised warrant to purchase CASMED common stock that was outstanding immediately prior to the effective time of the merger shall, in accordance with the terms of the applicable warrant, no longer be exercisable and shall have either been exercised by the holder thereof in accordance with the terms of such warrant immediately prior to the effective time of the merger or if not so exercised, expired immediately prior to the effective time of the merger.
Q: Where and when is the special meeting?
A: The special meeting will be held at CASMED’s corporate offices located at 44 East Industrial Road, Branford, Connecticut 06405 at 10:00 a.m. Eastern Time on April 18, 2019.
Q: Are all stockholders of the Company as of the record date entitled to vote at the special meeting?
A: Yes. All stockholders who own shares of CASMED common stock, CASMED Series A Convertible Preferred Stock and CASMED Series A Exchangeable Preferred Stock at the close of business on March 7, 2019, the record date for the special meeting, will be entitled to receive notice of the special meeting and to vote (in person or by proxy) the shares of CASMED that they hold on that date at the special meeting, or any adjournments or postponements of the special meeting.
Q: What matters am I being asked to vote on at the special meeting?
A: You are being asked to vote:
•
“FOR” or “AGAINST” the adoption of the merger agreement;

•
“FOR” or “AGAINST” the proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

•
“FOR” or “AGAINST” a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.

Q: What vote of the Company’s stockholders is required to adopt the merger agreement?
A: For us to complete the merger, we will need the affirmative vote, in person or represented by proxy, of (i) the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class. A failure to vote, an abstention or a broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger agreement.
Q: What vote of the Company’s stockholders is required to adjourn the special meeting?
A: Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the matter. A failure to attend the special meeting and vote your shares or failure to submit a proxy or a broker non-vote, will have no effect on the outcome of any vote to adjourn the special meeting. However, an abstention will have the same effect as voting “AGAINST” any proposal to adjourn the special meeting.
Q: What vote of the Company’s stockholders is required to approve the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger?
A: Approval of the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger requires the affirmative vote of a majority of the aggregate voting power of  (x) the outstanding shares of Company common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the matter. A failure to attend the special meeting and vote your shares or failure to submit a proxy or a broker non-vote, will have no effect on the outcome of any vote to approve the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger. However, an abstention will have the same effect as voting “AGAINST” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Q: Why am I being asked to cast a vote on a non-binding advisory proposal to approve the golden parachute compensation payable to our named executive officers in connection with the merger?
A: In accordance with the rules promulgated by the SEC, under Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to cast a vote on a non-binding advisory proposal to approve the golden parachute compensation payable to our named executive officers in connection with the merger.
Q: What is the “golden parachute compensation”?
A: The “golden parachute compensation” is certain compensation that is tied to or based on the completion of the merger and that is payable to our named executive officers. See “Proposal 3: Advisory Vote Regarding Golden Parachute Compensation.”
Q: What will happen if stockholders do not approve the “golden parachute compensation” at the special meeting?
A: Approval of the “golden parachute compensation” proposal is not a condition to the completion of the merger. The vote with respect to the “golden parachute compensation” proposal is an advisory vote and will not be binding on us or Edwards. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the non-binding advisory vote, if the merger agreement is adopted by the stockholders and the merger is completed, our named executive officers will receive the “golden parachute compensation” to which they may be entitled.
Q: Does the board of directors recommend that the Company’s stockholders vote “FOR” the adoption of the merger agreement?
A: Yes. After careful consideration, the board of directors of the Company, by a unanimous vote, recommends that you vote:
•
“FOR” the adoption of the merger agreement. You should read the section entitled “Proposal 1: Adoption of the Merger Agreement — Reasons for the Merger; Recommendation of Our Board of Directors” of this proxy statement for a discussion of certain factors that our board of directors considered in deciding to recommend the adoption of the merger agreement;

•
“FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

•
“FOR” a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.

Q: Do any of the Company’s directors or executive officers have interests in the merger that may differ from or be in addition to my interests as a stockholder?
A: In considering the recommendation of our board of directors with respect to the merger, you should be aware that our directors, executive officers and their associates may have interests in the merger that may be different from, or in addition to, the interests of our stockholders generally. These interests include the accelerated vesting and payment of stock options and restricted stock awards. In addition, severance benefits may become payable to our executive officers in the event their employment is terminated and a cash transaction bonus will also become payable to each executive officer. Furthermore, one of our directors is a principal of the entities that hold all of the outstanding CASMED preferred stock. See the section of this proxy statement entitled “Proposal 1: Adoption of the Merger Agreement — Interests of Certain Persons in the Merger.” Our board of directors was aware of these differing interests and considered them, among other matters, in reaching its decision to adopt the merger agreement and the merger and to recommend that you vote in favor of adopting the merger agreement.
Q: What effects will the proposed merger have on the Company?
A: Upon consummation of the proposed merger, CASMED will cease to be a publicly traded company and will become wholly owned by Edwards. You will no longer have any interest in the future earnings or growth, if any, of CASMED. Following consummation of the merger, the registration of CASMED common stock and our reporting obligations with respect to CASMED common stock under the Securities Exchange Act of 1934, as amended (referred to in this proxy statement as the Exchange Act) will be terminated upon application to the SEC. In addition, upon completion of the proposed merger, shares of CASMED common stock will no longer be listed on the NASDAQ Capital Market, or any other stock exchange or quotation system.
Q: What happens if the merger is not consummated?
A: If the merger agreement is not adopted by stockholders or if the merger is not completed for any other reason, stockholders will not receive any payment for their shares in connection with the merger. Instead, CASMED will remain an independent public company and CASMED common stock will continue to be listed and traded on the NASDAQ Capital Market. If the merger agreement is terminated, under specified circumstances, CASMED may be required to pay Edwards a $3.5 million termination fee. The merger agreement also provides that in case it is terminated by either Edwards or CASMED following a failure to obtain the required vote of CASMED’s stockholders to adopt the merger agreement, CASMED will reimburse Edwards up to $1.0 million of transaction expenses, which payment, if any, will reduce on a dollar-for-dollar basis any termination fee otherwise owed to Edwards. See the section of this proxy statement entitled “The Merger Agreement — Termination Fees and Reimbursement of Expenses” for additional information.
Q: How do I vote my shares without attending the special meeting?
A: You may vote without attending the special meeting by:
•
completing, signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope by mail;

•
using the telephone number printed on your proxy card;

•
using the Internet voting instructions printed on your proxy card; or

•
if your shares are held by a broker, bank or other stockholder of record exercising fiduciary powers which holds securities of record in nominee name or otherwise (typically referred to as being held in “street name”), following the procedures provided by your broker, bank or other nominee.

Q: How do I vote my shares in person at the special meeting?
A: If you hold shares in your name as a stockholder of record, you may attend the special meeting and vote those shares in person at the meeting by giving us a signed proxy card or ballot before voting is closed. If you decide to vote in person, please bring proof of identification with you to the special meeting. Even if you plan to attend the meeting, we recommend that you vote your shares in advance as described above, so your vote will be counted if you later decide not to attend.
If you hold shares in “street name” through a broker, bank or other stockholder of record exercising fiduciary powers which holds securities of record in nominee name or otherwise, you may vote those shares in person at the meeting only if you obtain and bring with you a signed proxy from the necessary nominees giving you the right to vote the shares. To do this, you should contact your broker, bank or other nominee.
Q: If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A: Your broker, bank or other nominee will not be able to vote your shares without instructions from you. You should instruct your broker, bank or other nominee to vote your shares following the procedure provided by your broker, bank or other nominee. Without instructions, your shares will not be voted, which will have the same effect as if you voted “AGAINST” adoption of the merger agreement, but will have no effect on the proposal to adjourn the special meeting if necessary, to solicit additional proxies or the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Q: Can I revoke or change my vote?
A: Yes. If you hold your shares in your name as a stockholder of record, you have the right to change or revoke your proxy at any time before the vote taken at the special meeting by: (i) filing with the Corporate Secretary of the Company at the Company’s principal executive offices, 44 East Industrial Road, Branford, CT 06405, a written notice of revocation or a duly executed proxy bearing a later date than the date of the proxy; or (ii) attending the special meeting and voting in person. Attendance at the special meeting will not, by itself, change or revoke a proxy — you must vote in person at the meeting to revoke a prior proxy. If you hold your shares through a broker, bank, or other nominee, follow the directions received from your broker, bank or other nominee to change or revoke your instructions.
Q: What does it mean if I get more than one proxy card or vote instruction form?
A: If your shares are registered differently and are in more than one account, you may receive more than one proxy card or vote instruction form. Please complete, sign, date and return all of the proxy cards and vote instruction forms you receive regarding the special meeting (or submit your proxy for all shares by telephone or the Internet) to ensure that all of your shares are voted.

Q: When should I send my proxy card?
A: You should send your proxy card as soon as possible so that your shares will be voted at the special meeting.
Q: What do I need to do now?
A: Even if you plan to attend the special meeting, after carefully reading and considering the information contained in this proxy statement, if you hold your shares in your own name as the stockholder of record, please vote your shares by: completing, signing, dating and returning the enclosed proxy card; using the telephone number printed on your proxy card; or using the Internet voting instructions printed on your proxy card. You can also attend the special meeting and vote. DO NOT return your stock certificate(s) with your proxy card.
If your shares of CASMED common stock are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your shares of CASMED common stock using the instructions provided by your broker, bank or other nominee. If your shares of CASMED common stock are held in “street name” and you do not provide your broker, bank or other nominee with instructions, your shares of CASMED common stock will not be voted and that will have the same effect as voting “AGAINST” the adoption of the merger agreement but will have no effect on the outcome of any vote to adjourn the special meeting or to approve a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Q: Are appraisal rights available?
A: Yes. As a stockholder of CASMED, you are entitled to appraisal rights under Delaware law if you do not vote in favor of adoption of the merger agreement, and you properly demand and perfect your appraisal rights under Delaware law. See the section of this proxy statement entitled “Appraisal Rights.”
Q: When do you expect the merger to be completed?
A: We anticipate that the merger will be completed during the second quarter of 2019, assuming satisfaction or waiver of all of the conditions to the merger. However, the merger is subject to various regulatory approvals and other conditions, and it is possible that factors outside the control of CASMED and Edwards could result in the merger being completed at a later time or not at all.
Q: If the merger is completed, when can I expect to receive the merger consideration for my shares of CASMED common stock?
A: Promptly after the completion of the merger, you will be sent a letter of transmittal describing how you may exchange your shares of CASMED common stock for the merger consideration. You should not send your CASMED common stock certificates to us or anyone else until you receive these instructions.
Q: Who will bear the cost of this solicitation?
A: The expenses of preparing, printing and mailing this proxy statement and the proxies solicited hereby will be borne by the Company. The Company will, upon request, reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for forwarding material to the beneficial owners of shares held of record by others. Additional solicitations may be made by telephone, facsimile or other contact by certain directors, officers or employees of the Company, none of whom will receive additional compensation therefor, and by our proxy solicitor, as described below.
Q: Will a proxy solicitor be used?
A: Yes. The Company has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting, and the Company estimates that it will pay Morrow Sodali LLC a fee of approximately $7,500. The Company has also agreed to reimburse Morrow Sodali LLC for out-of-pocket expenses and to indemnify them against certain losses arising out of their proxy solicitation services.

Q: Should I send in my stock certificates now?
A: No. PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY.
Shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to send in your stock certificates to the paying agent in order to receive the merger consideration in respect of your shares of CASMED common stock. You should use the letter of transmittal to exchange your stock certificates for the merger consideration which you are entitled to receive as a result of the merger.
Q: Is the merger expected to be taxable to me?
A: The exchange of shares of CASMED common stock for cash pursuant to the merger agreement generally will be a taxable transaction to U.S. holders (as described in “Proposal 1: Adoption of the Merger Agreement — Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. If you are a U.S. holder and you exchange your shares of CASMED common stock in the merger, you will generally recognize gain or loss in an amount equal to the difference, if any, between the cash received in the merger and your adjusted tax basis in such shares. The merger generally will not be a taxable transaction to non-U.S. holders for U.S. federal income tax purposes unless the non-U.S. holder has certain connections to the United States, but may be a taxable transaction under foreign tax laws.
See the section of this proxy statement entitled “Proposal 1: Adoption of the Merger Agreement — Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the merger. You should also consult your independent tax advisor as to the particular tax consequences of the merger to you.
Q: What happens if I sell my shares before the special meeting?
A: The record date of the special meeting is earlier than the special meeting and the date that the merger is expected to be completed. If you transfer your shares of CASMED common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting, but will have transferred the right to receive $2.45 per common share in cash, without interest or dividends thereon and less applicable withholding taxes, to be received by our stockholders in the merger. In order to receive the $2.45 per common share, without interest or dividends thereon and less applicable withholding taxes, you must hold your shares through completion of the merger.
Q: Who can help answer my other questions?
A: If you have more questions about the merger, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy statement or the enclosed proxy card, you should contact Morrow Sodali LLC, our proxy solicitor:
Toll Free: (800) 662-5200
Email to: CASM.info@morrowsodali.com
Address: 470 West Avenue, Stamford, CT 06902

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
This proxy statement, and the documents to which we refer you in this proxy statement, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include, among others, information concerning the possible or assumed future results of operations of the Company, the expected completion and timing of the merger and other information relating to the merger. There are forward-looking statements throughout this proxy statement, including, without limitation, under the headings “Proxy Statement Summary,” “Questions and Answers about the Special Meeting and the Merger,” “Proposal 1: Adoption of the Merger Agreement,” “Proposal 1: Adoption of the Merger Agreement — Certain Financial Forecasts,” “Proposal 1: Adoption of the Merger Agreement — Governmental and Regulatory Approvals” and “Proposal 1: Adoption of the Merger Agreement — Opinion of CASMED’s Financial Advisor.” Forward-looking statements can be identified by words such as “believes,” “expects,” “predicts,” “estimates,” “anticipates,” “continues,” “contemplates,” “projects,” “intends,” “may,” “will,” “could,” “should” or “would” or similar expressions, or by discussion of competitive strengths or strategy that involve risks and uncertainties. These statements, which are based on information currently available to us, are not guarantees of future performance, actual outcomes or developments and may involve risks and uncertainties that could cause our actual outcomes, developments, growth, results of operations, performance and business prospects and opportunities to materially differ from those expressed in, or implied by, these statements. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:
•
the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•
the outcome of any legal proceeding that has been or may be instituted against CASMED and others relating to the merger agreement;

•
the inability to complete the merger due to the failure to obtain stockholder approval, the failure to obtain regulatory approvals or the failure to satisfy other conditions to consummation of the merger;

•
the failure of the merger to close for any other reason;

•
the risk that the merger agreement may be terminated in circumstances requiring us to pay Edwards a termination fee of  $3.5 million or reimburse Edwards for up to $1.0 million in transaction expenses;

•
risks that the proposed transactions disrupt current business plans and operations and the potential difficulties in attracting and retaining senior management or employees as a result of the merger;

•
business uncertainty and contractual restrictions during the pendency of the merger;

•
the fact that under the terms of the merger agreement, we are unable to solicit other Company Acquisition Proposals during the pendency of the merger;

•
the diversion of management’s attention from ongoing business concerns;

•
the effect of the announcement of the merger on our customer and supplier relationships, operating results and business generally;

•
the amount of the costs, fees, expenses and charges related to the merger;

•
the timing of the completion of the merger and the impact of the merger on our indebtedness, capital resources, cash requirements, profitability, management resources and liquidity;

•
the risk that our stock price may decline significantly if the merger is not consummated;

•
the nature, cost and outcome of any litigation and other legal proceedings, including any such proceedings related to the merger and instituted against us and others;

•
risks and uncertainties relating to our business (including our ability to achieve strategic goals, objectives and targets over applicable periods), industry performance and the regulatory environment;

•
the fact that our stockholders would forego the opportunity to realize the potential long-term value of the successful execution of our current strategy as an independent public company;

•
the effects of a recession in the United States or other parts of the world and general downturn in the economy, including the illiquidity in the debt/capital markets; and

•
other risks detailed in our current filings with the SEC, including our most recent filings on Forms 10-K, 10-Q and 8-K. See the section of this proxy statement entitled “Where You Can Find More Information.”

The forward-looking statements contained in this proxy statement speak only as of the date on which such statements were made and we undertake no obligation, other than as may be required under the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our stockholders are advised, however, to consult any future disclosures we make on related subjects as may be detailed in our other filings made from time to time with the SEC.
We do not assume responsibility for the accuracy and completeness of forward-looking statements. Any or all of the forward-looking statements contained in this proxy statement and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. All of the forward-looking statements are qualified in their entirety by reference to the risk factors discussed above and under the caption “Risk Factors” of our most recent filings on Forms 10-K, 10-Q and 8-K.
We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of the new risk factors on our business or the extent to which any factor or combination of factors may cause actual results or outcomes to differ materially from those expressed or implied by any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement might not occur.

THE PARTIES TO THE MERGER
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
(203) 488-6056
CAS Medical Systems, Inc. is a medical technology company that develops, manufactures, and markets non-invasive patient monitoring products that are consistent with our vision: That no patient is harmed by undetected tissue hypoxia. Our principal products are the FORE-SIGHT ELITE® and FORE-SIGHT® brand tissue oximeters and sensors which account for nearly all of our sales from continuing operations. With a simple non-invasive sensor applied to the skin, these products alert clinicians to the oxygenation levels of a patient’s brain or other body tissue during medical procedures to avoid harm caused by insufficient oxygen, or hypoxia. We also perform service repairs that are categorized as Service and Other.
Consistent with its strategy to focus exclusively on the tissue oximetry market opportunity, the Company divested its non-strategic product lines. In July 2017, with the sale of its final legacy product line, related to non-invasive blood pressure monitoring, the Company completed its multi-year transition from a lower-margin capital equipment business to a high-margin medical disposables business. FORE-SIGHT disposable sensors now account for 88% of net sales from continuing operations for the nine months ended September 30, 2018.
Edwards Lifesciences Holding, Inc.
One Edwards Way
Irvine, CA 92614
(949) 250-2500
Edwards is a wholly-owned subsidiary of Edwards Lifesciences. Edwards Lifesciences, based in Irvine, California, is the global leader in patient-focused medical innovations for structural heart disease, as well as critical care and surgical monitoring. Driven by a passion to help patients, the company collaborates with the world’s leading clinicians and researchers to address unmet healthcare needs, working to improve patient outcomes and enhance lives. Headquartered in Irvine, Calif., Edwards Lifesciences treats advanced cardiovascular disease with its life saving innovations, which are sold in approximately 100 countries. Many of the company’s products are considered industry “gold standards” and over 95% percent of its sales are from products in leading market positions. Edwards Lifesciences has extensive manufacturing operations in North America, Europe, Singapore, Central America and the Caribbean.
Crown Merger Sub, Inc.
c/o Edwards Lifesciences Corporation
One Edwards Way
Irvine, CA 92614
(949) 250-2500
Crown Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of Edwards. It was formed solely for the purpose of effecting the merger and the transactions contemplated by the merger agreement, and it has not engaged in any other business.

THE SPECIAL MEETING
We are furnishing this proxy statement to the CASMED stockholders as part of the solicitation of proxies by the board of directors for use at the special meeting or any adjournment or postponement thereof. This proxy statement provides the CASMED stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting or any adjournment or postponement thereof.
Date, Time and Place of the Special Meeting
This proxy statement is being furnished to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting to be held at CASMED’s corporate offices located at 44 East Industrial Road, Branford, Connecticut 06405 at 10:00 a.m. Eastern Time on April 18, 2019, or at any postponement or adjournment thereof.
Purpose of the Special Meeting
The purpose of the special meeting is for our stockholders to consider and vote upon a proposal to adopt the merger agreement (and to approve (i) the adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and (ii) a non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger). The adoption of the merger agreement requires the affirmative vote (in person or by proxy) of  (i) the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class, at the special meeting. A copy of the merger agreement is attached as Annex A to this proxy statement.
Board of Directors Recommendation
After careful consideration, our board of directors, by unanimous vote, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that entering into the merger agreement and consummating the merger, are in the best interests of CASMED’s stockholders. Our board of directors recommends that you vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies and “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger. For a discussion of the material factors considered by our board of directors in reaching its conclusions, see the section of this proxy statement entitled “Proposal 1: Adoption of the Merger Agreement — Reasons for the Merger; Recommendation of Our Board of Directors.”
Record Date and Quorum
We have fixed the close of business on March 7, 2019 as the record date for the special meeting, and only holders of record of shares of CASMED common stock, Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock on the record date are entitled to notice of, and to vote at, the special meeting or at any adjournments or postponements thereof.
As of the record date, there were issued and outstanding:
•
29,340,787 shares of CASMED common stock; and

•
95,500 shares of CASMED Series A Convertible Preferred Stock and 54,500 shares of CASMED Series A Exchangeable Preferred Stock (which is substantially identical to the Series A Convertible Preferred Stock) containing voting rights equivalent to a total of 5,319,149 shares of common stock.

Each common stockholder has one vote for each share of common stock owned as of the record date. Each holder of a share of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock has 35.46 votes per share owned as of the record date. Therefore, a total of 34,659,936 votes are eligible to be cast at the special meeting.
With respect to the vote on the adoption of the merger agreement, each holder of a share of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock has one vote per share with respect to the separate class vote by each such class of preferred stock.
The presence at the special meeting in person or by proxy of the holders of a majority of the issued and outstanding shares of our capital stock entitled to vote at the special meeting as of the close of business on the record date will constitute a quorum for purposes of considering the proposals at the special meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the special meeting for purposes of determining whether a quorum is present. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares, and no instructions are given. In the event that a quorum is not present at the special meeting, it is expected that the meeting would be adjourned to a later date to solicit additional proxies, and a quorum will have to be established at such adjourned date.
Vote Required for Approval
The adoption of the merger agreement requires the affirmative vote (in person or by proxy) of  (i) the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class, at the special meeting. For the proposal to adopt the merger agreement, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions will not be counted as votes cast or shares voting on the proposal to adopt the merger agreement, but will count for the purpose of determining whether a quorum is present. If you abstain, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement.
Brokers, banks or other nominees who hold shares of CASMED common stock in “street name” for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions from those customers. These non-voted shares of CASMED common stock will not be counted as votes cast or shares voting and will have the same effect as votes “AGAINST” approval and adoption of the merger agreement.
Approval of each of  (i) any proposal to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies and (ii) the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger requires the affirmative vote of the holders of a majority of the aggregate voting power of  (x) the outstanding shares of CASMED common stock and (y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the matter. A failure to vote your shares of CASMED or a broker non-vote will have no effect on the outcome of any vote to adjourn the special meeting or to approve the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger. An abstention will have the same effect as voting “AGAINST” any proposal to adjourn the special meeting or to approve the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Shares Held by Directors and Executive Officers
As of March 7, 2019, the record date for the special meeting, our directors and executive officers beneficially owned, and had the right to vote, in the aggregate, 3,706,406 shares of CASMED common stock, and shares of CASMED preferred stock holding voting rights equivalent to 5,319,149 shares of

CASMED common stock, representing an aggregate of 9,025,555 votes, which represented approximately 26.0% of the votes which may be cast at the special meeting and 100% of the outstanding CASMED preferred stock (which has separate class voting rights with respect to the adoption of the merger agreement). Our current directors and executive officers have agreed to vote all their shares of CASMED common stock and CASMED preferred stock “FOR” the adoption of the merger agreement and “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies, and intend to vote “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Voting Agreements
In connection with the execution of the merger agreement, Edwards entered into separate Voting Agreements (which we refer to collectively, as the voting agreements), with each of the holders of our Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock, and each of our executive officers and non-employee directors, pursuant to which, among other matters, they each agreed (1) to vote the shares of CASMED stock held by each of them in favor of the adoption of the merger agreement and the approval of the merger, and to vote against any alternate proposal, (2) not to undertake certain activities related to solicitation of a Company Acquisition Proposal (as defined in the merger agreement), (3) not to transfer their shares of CASMED stock prior to the consummation of the merger, subject to limited exceptions, (4) to waive their appraisal rights under Delaware law, (5) to cancel all of their out of the money stock options, and in the case of Mr. Patton, a performance restricted stock grant, immediately prior to the closing of the merger, and (6) with respect to the holders of the Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock, to convert their preferred shares into CASMED common stock prior to the merger.
Proxies and Revocation
In order for your shares of CASMED stock to be included in the vote, if you are a stockholder of record, you must either have your shares voted by returning the enclosed proxy card or by authorizing your proxy or voting instructions by telephone or Internet or voting in person at the special meeting.
Record holders may vote or cause their shares of CASMED common stock to be voted by proxy using one of the following methods:
•
completing, signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope by mail;

•
using the telephone number printed on your proxy card;

•
using the Internet voting instructions printed on your proxy card; or

•
appearing at the special meeting and voting in person.

If no instructions are indicated on your signed proxy card, your shares will be voted “FOR” the adoption of the merger agreement, “FOR” adjournment of the special meeting, if necessary, to solicit additional proxies and “FOR” approval of the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
If your shares of CASMED common stock are held in “street name” by your broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your shares of CASMED common stock using the instructions provided by your broker, bank or other nominee.
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. STOCKHOLDERS WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON.

If you submit a proxy by telephone or the Internet or by returning a signed proxy card by mail, your shares will be voted at the special meeting as you indicate on your proxy card or by such other method. If you sign your proxy card without indicating your vote, your shares will be voted “FOR” the adoption of the merger agreement, “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies and “FOR” the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
If you abstain, your shares of CASMED stock will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business; however, your shares will not be counted as votes cast or shares voting on the proposals.
If your shares of CASMED common stock are held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. If you do not instruct your broker, bank or other nominee to vote your shares, it has the same effect as a vote “AGAINST” the proposal to adopt the merger agreement but will have no effect on the proposal to adjourn the special meeting, if necessary, to solicit additional proxies or the non-binding advisory proposal to approve the golden parachute compensation payable to CASMED’s named executive officers in connection with the merger.
Proxies received at any time before the special meeting, and not revoked or superseded before being voted, will be voted at the special meeting. If you hold your shares in your name as a stockholder of record, you have the right to change or revoke your proxy at any time before the vote taken at the special meeting by:
•
filing with the Corporate Secretary of the Company at the Company’s principal executive offices, 44 East Industrial Road, Branford, CT 06405, a written notice of revocation or a duly executed proxy bearing a later date than the date of the proxy; or

•
attending the special meeting and voting in person. Attendance at the special meeting will not, by itself, change or revoke a proxy — you must vote in person at the meeting to revoke a prior proxy.

If you hold your shares through a broker, bank, or other nominee, you have the right to change or revoke your proxy at any time before the vote taken at the special meeting by following the directions received from your broker, bank or other nominee to change or revoke those instructions.
PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD. IF THE MERGER IS COMPLETED, A SEPARATE LETTER OF TRANSMITTAL WILL BE MAILED TO YOU THAT WILL ENABLE YOU TO RECEIVE THE MERGER CONSIDERATION IN EXCHANGE FOR YOUR CASMED STOCK CERTIFICATES.
Adjournments and Postponements
Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting of the time, date and place of the adjourned meeting, provided that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting in accordance with the bylaws of the Company will be given to each stockholder of record entitled to notice of and to vote at the meeting. Holders of a majority of the voting power of CASMED stock present in person or represented by proxy at the special meeting and entitled to vote may adjourn or postpone the special meeting. Any signed proxies received by us in which no voting instructions are provided on the matter will be voted “FOR” an adjournment of the special meeting, if necessary, to solicit additional proxies. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow our stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Rights of Stockholders Who Dissent From the Merger
Stockholders are entitled to statutory appraisal rights under Delaware law in connection with the merger. This means that you are entitled to have the value of your shares of CASMED stock determined by the Delaware Court of Chancery and to receive payment based on that valuation. The ultimate amount you receive as a dissenting stockholder in an appraisal proceeding may be more than, the same as or less than the amount you would have received under the merger agreement.
To perfect your appraisal rights, you must submit a written demand for appraisal to us before the vote is taken on the merger agreement and you must not vote in favor of the adoption of the merger agreement. Your failure to follow exactly the procedures specified under Delaware law will result in the loss of your appraisal rights. See the section of this proxy statement entitled “Appraisal Rights” and the text of the Delaware appraisal rights statute, Section 262 of the DGCL, reproduced in its entirety as Annex D to this proxy statement. This proxy statement constitutes our notice to our stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262 of the DGCL.
Solicitation of Proxies
This proxy solicitation is being made and paid for by us on behalf of our board of directors. In addition, we have engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting, and we estimate that we will pay Morrow Sodali LLC a fee of approximately $7,500. We also have agreed to reimburse Morrow Sodali LLC for out-of-pocket expenses and to indemnify them against certain losses arising out of their proxy solicitation services. Our directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. These persons will not be paid additional compensation for their efforts. We will also request brokers, banks and other nominees to forward proxy solicitation material to the beneficial owners of shares of CASMED common stock that the brokers, banks and nominees hold of record. Upon request, we will reimburse them for their reasonable out-of-pocket expenses related to forwarding the material.
Questions and Additional Information
If you have more questions about the merger, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy statement or the enclosed proxy card, you should contact Morrow Sodali LLC, our proxy solicitor:
Toll Free: (800) 662-5200
Email to: CASM.info@morrowsodali.com
Address: 470 West Avenue, Stamford, CT 06902
If your broker, bank or other nominee holds your shares, you should also call your broker, bank or other nominee for additional information.

PROPOSAL 1
ADOPTION OF THE MERGER AGREEMENT
Background of the Merger
Over the past several years, CASMED’s board of directors and management routinely considered various strategic initiatives in light of then-current revenues, growth rates, technology development stages, market development opportunities, competition, personnel, cash availability, financing opportunities and informal outreach with various medical device industry companies. In addition, CASMED management routinely contacted various potential technology partners and acquirers to discuss CASMED’s technology and strategies.
In early 2016 the CASMED board of directors determined that it would be advantageous to obtain the professional advisory services of an investment bank to more formally explore market interest in an acquisition of, or a merger or other combination with, CASMED. On April 1, 2016 CASMED engaged William Blair as strategic advisors.
In the aggregate, William Blair and CASMED management approached 38 potential counterparties (consisting of 37 strategic counterparties and 1 financial counterparty), engaged in discussions and due diligence with 19 potential counterparties, entered into 14 non-disclosure agreements, and ultimately received two bids to purchase CASMED.
Specifically, after consultation with CASMED, in April 2016 William Blair initially contacted fifteen parties to introduce CASMED and explore whether the exchange of information would be useful. Initially, four of these parties executed non-disclosure agreements. On April 26, 2016, William Blair and management updated the CASMED board of directors regarding these ongoing strategic activities.
As a result of the outreach and exchange of certain information, CASMED held management meetings throughout the summer and early fall of 2016 with Company A, Company B, and Company C. Simultaneously, CASMED was also sharing information with Edwards Lifesciences regarding a potential strategic transaction, including either a potential commercial collaboration or a potential acquisition. On June 22, 2016, management and William Blair representatives provided an update on the strategic initiatives to the board of directors. On July 27, 2016, management provided another update to the CASMED board of directors including the current advice of William Blair regarding the status of the process.
In late summer and early fall 2016, William Blair and CASMED management continued their outreach resulting in additional CASMED management meetings or discussions with Company D, Company E, Company F, Company G and Company H.
On September 1, 2016, Company B communicated to William Blair that it would not be moving forward with the transaction at this time.
On October 22 and 23, 2016, CASMED met with business development executives from Edwards Lifesciences, Company J and Company D, respectively, to discuss issues related to a potential strategic transaction. On October 26, 2016, CASMED management updated the CASMED board of directors on the status of the strategic discussions.
On November 17 and 18, 2016, as part of the discussions between CASMED and Edwards Lifesciences related to a potential commercial collaboration or acquisition, CASMED held a meeting with various executives of Edwards Lifesciences, including an on-site tour of the facilities.
At a December 14, 2016, CASMED board of directors’ meeting, CASMED management led a discussion regarding continued strategic outreach and initiatives.
At various times in 2016, certain companies communicated to Blair or to CASMED management their lack of interest in pursuing a strategic transaction with CASMED.
On January 11, 2017, CASMED management met with business development executives from Edwards Lifesciences for a general discussion regarding the possibilities and processes related to a potential commercial collaboration or acquisition.

On January 24, 2017, William Blair contacted Company M and provided a packet of non-confidential information on CASMED.
On January 24, 2017, Company I entered into a non-disclosure agreement and CASMED management met with certain business representatives of Company I to provide relevant information regarding CASMED, its products and the potential for synergies with Company I.
On February 22, 2017, Edwards Lifesciences communicated with CASMED indicating that additional time and resources would be committed to consider an acquisition of CASMED, including with respect to legal and intellectual property due diligence.
On March 1, 2017, CASMED management provided an update to the CASMED board of directors regarding strategic initiatives and discussions. On March 2, 2017, representatives of William Blair contacted Company J, previously contacted by CASMED management, to invite it to participate in reviewing information from CASMED. It declined.
On March 2, 2017, CASMED executed a non-disclosure agreement and began discussions with Company K, and its equity sponsor, to consider funding a combination with other potential businesses.
On March 7, 2017, executives and business development personnel from Edwards Lifesciences met with CASMED management in an all-day session to discuss due diligence items relating to potential strategic alternatives of a commercial collaboration or an acquisition. Information continued to be exchanged in furtherance of both alternatives after that meeting.
On March 30, 2017, CASMED management held a meeting with Company G regarding potential interest in a strategic combination.
On April 3, 2017, Company L entered into a non-disclosure agreement and CASMED management held a meeting with the chief executive of Company L to consider a combination of the two businesses.
On April 12, 2017, CASMED management met with representatives of a private equity group considering the sponsorship of Company I to fund a combination with CASMED.
On April 14, 2017, an executive of Edwards Lifesciences indicated to CASMED management that Edwards Lifesciences was not prepared to provide a bid for the acquisition of CASMED but that it remained interested in a commercial collaboration. A discussion ensued regarding opportunities for cooperation that included the commitment to and acceleration of the development of an OEM module of CASMED’s FORE-SIGHT product.
On May 23, 2017, CASMED management had initial contact with the CEO of Company M regarding the possibility of a strategic transaction and Company M entered into a non-disclosure agreement with CASMED.
On May 25, 2017, CASMED management held a meeting with representatives from Company K to consider a combination with all or part of that company.
On June 6, 2017, and June 21, 2017, CASMED management provided the CASMED board of directors with updates on efforts regarding its strategic initiatives.
On July 18, 2017, Mr. Patton, CASMED’s chief executive officer, met with the CEO of Company M to discuss various business matters including the possibility of some type of business combination. On July 19, 2017 various members of CASMED management held an all-day due diligence session with various executives of Company M in consideration of a strategic initiative.
At the CASMED board of directors meeting of August 2, 2017, management provided an update regarding the various ongoing strategic activities including the possibility of a combination with Company I in the event such company received financial support for its initiatives.
On August 10, 2017, Mr. Patton had a discussion with Edwards Lifesciences management regarding Edwards Lifesciences’ continued interest in the commercial collaboration between the parties, including possible timelines for related activities.

On October 3, 2017, Company M communicated to William Blair that it would not be moving forward with a potential acquisition of CASMED at that time.
On October 25, 2017, the CASMED board of directors received a presentation from Company I regarding the current state of the effort to fund its strategic initiatives which might include a combination with CASMED. In addition, William Blair and CASMED management provided an overview of the overall M&A market, and updated the Board on various outreach efforts and points of contact regarding the potential sale of CASMED.
On December 13, 2017, the CASMED board of directors received an update regarding the various ongoing strategic initiatives.
In January 2018, CASMED management held meetings with Edwards Lifesciences regarding their ongoing commercial collaboration efforts. Also during January 2018, CASMED management held meetings with Company N, Company M, potential financial sponsors for a combination with Company K, and financial sponsor of Company O. On January 9, 2018, Company O entered into a non-disclosure agreement with CASMED. During the month of January 2018 financial and operational information was exchanged with Company O and their financial sponsor culminating in a meeting on January 24, 2018 with various members of management from both companies, and a follow up meeting on February 2, 2018 with a smaller number of executives from each business. On February 14, 2018, the financial sponsor of Company O communicated that it would not be providing a proposal to CASMED.
On March 7, 2018, CASMED management provided the CASMED board of directors with the status of the various strategic initiatives.
On March 16, 2018, Company N communicated to William Blair that it was not interested in moving forward with the transaction due to competing priorities.
On March 23, 2018, CASMED provided Company P with non-confidential information.
On May 3, 2018, Company P entered into a non-disclosure agreement with CASMED.
On July 2, 2018, certain executives of Company P visited the company’s facilities in Branford, CT and held a meeting with executives of CASMED. Thereafter CASMED provided certain financial and market information to Company P.
Throughout 2017 and 2018, Edwards Lifesciences and CASMED continued to work on a commercial collaboration to incorporate CASMED’s FORE-SIGHT technology into a module form that would be combined with Edwards Lifesciences’ HemoSphere hemodynamic monitoring platform. That project included regular calls between research and development personnel, quality audits by Edwards Lifesciences of CASMED’s quality system, preliminary discussions regarding joint marketing, clinical and sales efforts for the combined product, and the negotiation of financial terms of the sale of the modules to Edwards Lifesciences.
On July 19, 2018, CASMED management met with representatives of Edwards Lifesciences to discuss due diligence and strategic issues relating to the parties’ commercial collaboration efforts.
On July 24, 2018, Mr. Patton provided the CASMED board of directors with an update on strategic interest in CASMED and expectations regarding processes related to that interest.
On August 10, 2018, the chief of business development at Company P had a discussion with Mr. Patton indicating the Company P would not be likely to bid for CASMED. CASMED management held a follow up discussion with members of Company P on August 16, 2018 during which call Company P provided their analysis which they felt did not support a bid for CASMED.
On October 10, 2018, Mr. Patton provided the CASMED board of directors with an update on all strategic activities.
On October 14, 2018, Mr. Patton met with representatives of Edwards Lifesciences at a trade show in San Francisco. The parties discussed various matters relating to the ongoing commercial collaboration between CASMED and Edwards Lifesciences.

On October 22, 2018, Mr. Patton met with representatives of Edwards Lifesciences in Irvine. At that meeting Edwards Lifesciences indicated potential renewed interest in an acquisition of CASMED.
On October 29, 2018, Mr. Patton and an executive of Edwards Lifesciences had a brief conversation regarding Edwards Lifesciences’ interest in acquiring CASMED for $2.25 per common share in an all cash transaction subject to certain conditions, including additional due diligence. CASMED received a written indication of interest from Edwards Lifesciences shortly after the call.
CASMED’s board of directors met on October 31, 2018 to consider Edwards Lifesciences’ offer. Joining the call were representatives from William Blair and CASMED’s outside counsel, Wiggin and Dana LLP, which we refer to in this proxy statement as Wiggin. Mr. Patton updated the CASMED board of directors regarding the recent discussions with Edwards Lifesciences, and William Blair provided background information on Edwards Lifesciences, and an analysis of the offer compared to the trading price of CASMED stock, and similar transactions. The CASMED board of directors considered the likelihood of other potential bidders and William Blair advised on a strategy to conduct a market check by re-contacting a subset of the 38 companies that had been contacted previously, in order to refresh their knowledge of CASMED’s performance and attempt to engage in substantive discussions to provide an alternative bid. After discussion, the board of directors authorized William Blair to provide an oral counter offer of  $3.00 per share to Edwards Lifesciences.
In subsequent conversations between William Blair and Edwards Lifesciences’ financial advisors it was communicated that while the companies recognized that their respective view of value was far apart, substantial due diligence and document drafting would be useful in an attempt to narrow that gap. Thereafter, and throughout the period from November until the execution of the definitive merger agreement in February 2019, CASMED cooperated in substantial due diligence activities by Edwards Lifesciences including a formal due diligence kick-off meeting with various Edwards Lifesciences team members in New York City on November 8, 2018.
On November 2, 2018, William Blair contacted Company A, Company B and Company J again. Company A indicated that it was officially not interested in bidding for CASMED.
On November 5, 2018, William Blair contacted Company Q and followed up with a packet of non-confidential information on CASMED. On November 6, 2018, William Blair contacted Company J and Company P again and provided them with a packet of non-confidential information on CASMED.
On November 8, 2018, Edwards Lifesciences entered into a non-disclosure agreement with CASMED.
On November 8, 2018, Company P indicated to William Blair that it officially was not interested in bidding for CASMED.
On November 15, 2018, William Blair contacted Company C again and provided it with a packet of non-confidential information on CASMED.
On November 19, 2018, Company B and Company C indicated to William Blair that they were officially not interested in bidding for CASMED.
On November 26, 2018, Mr. Patton had a telephone conversation with the CEO of Company J who indicated a possible change in strategy that would increase its interest in CASMED. The CEO of Company J indicated that he would follow up with a decision regarding their interest in a few days. After execution of a non-disclosure agreement on November 28, 2018, CASMED made certain financial and other due diligence information available to Company J on November 30, 2018, and thereafter, and conducted various calls on due diligence topics. On December 12, 2018, Mr. Patton met with certain executives of Company J at its offices while others participated by conference call.
Upon request from a corporate development executive in a division of Company Q, CASMED began to explore interest from Company Q and, following execution of a non-disclosure agreement on December 6, 2018, on December 7, 2018, due diligence information was made available. On December 14, 2018, certain executives of CASMED held a teleconference call with executives of Company Q.
On December 13, 2018, CASMED management and William Blair led a discussion at a meeting of the CASMED board of directors regarding the recent strategic discussions including results of the additional outreach previously authorized by the CASMED board of directors.

On December 18, 2018, Company Q communicated to William Blair that while interest by some executives at the division level to acquire CASMED was high, the process had not yet gained full consensus at the division level, nor at the corporate level. Therefore, it was likely that if corporate interest in acquiring CASMED were to materialize, it would take many months.
On December 21, 2018, Edwards Lifesciences’ outside counsel, Pepper Hamilton LLP, which we refer to herein as Pepper Hamilton, provided CASMED and Wiggin with an initial draft of the merger agreement.
On January 4, 2019, Company R entered into a non-disclosure agreement with CASMED. William Blair contacted the chief business development executive of Company R, resulting in an exchange of certain financial and other non-public information and a meeting with that executive in San Francisco on January 9, 2019. At that meeting Company R indicated that although CASMED was not an obvious strategic fit for Company R, they would keep it in mind as their M&A strategy developed over time.
On January 4, 2019, Wiggin provided Edwards Lifesciences and Pepper Hamilton with comments on the draft merger agreement.
On January 10, 2019, after a brief call, Edwards Lifesciences submitted a revised written indication of interest to purchase CASMED for $2.35 per common share subject to certain conditions.
The CASMED board of directors held a meeting on January 15, 2019 to consider the revised indication of interest. Mr. Patton provided an update regarding the substantial due diligence that had occurred over the previous two months, and, along with a representative from Wiggin, provided a qualitative assessment of the draft merger agreement provided by Edwards Lifesciences. William Blair personnel provided a detailed analysis of the offer relative to various metrics including precedent transactions and premiums to CASMED’s stock trading history. William Blair updated the history of outreach to other entities and noted that of the 38 parties initially contacted, 9 were re-contacted recently resulting in ongoing discussions with four entities; Edwards Lifesciences, Company J, Company Q and Company R. After further discussion, the board of directors authorized William Blair to provide an oral counter-offer to Edwards Lifesciences of  $2.65 per share.
After discussions between Wiggin and Pepper Hamilton representatives on January 11, 2019, Pepper Hamilton delivered a revised draft of the merger agreement on the evening of January 15, 2019.
After continued due diligence cooperation, the CEO of Company J on January 16, 2019 had a phone call with a CASMED board member and indicated the likelihood that Company J would be in a position to provide an offer for CASMED within two weeks.
On January 18, 2019, Mr. Patton had a conversation with an executive of Edwards Lifesciences. During that call, the executive indicated that due diligence had revealed the need for more post acquisition integration and other costs than previously believed, but regardless Edwards Lifesciences was prepared to acquire CASMED for $2.45 per common share. That offer was characterized as a “best and final” offer, and shortly after the call a written indication of interest at that share price was received by CASMED.
After further discussions with each of the members of the CASMED board of directors, on January 21, 2019, Mr. Patton, in a phone call with an executive from Edwards Lifesciences, discussed the potential ability of Edwards Lifesciences to increase its bid to $2.50 per share, and Edwards Lifesciences agreed to consider the request and subsequently requested answers to additional due diligence questions.
On January 24, 2019, CASMED held a meeting of its board of directors at which the board of directors was updated on the status of negotiations and the status of the terms of the draft merger agreement that included certain conditions to closing that were undesirable, from CASMED’s perspective.
On January 25, 2019, Wiggin provided Edwards Lifesciences and Pepper Hamilton with additional comments on the proposed merger agreement.
On January 25, 2019, Company J indicated through William Blair that it likely would be able to communicate a bid for CASMED on February 1, 2019.

On January 29, 2019, an executive of Edwards Lifesciences had a phone conversation with Mr. Patton. During that call, Edwards Lifesciences reaffirmed its position that its last written indication of interest bid of  $2.45 per common share was to be considered its “best and final” offer. A discussion ensued regarding certain closing conditions contained in the draft merger agreement with Mr. Patton indicating that CASMED was reluctant to enter into a merger agreement without revisions to such conditions. Mr. Patton suggested that Edwards Lifesciences’ offer of  $2.45 per share needed to be considered together with a fully negotiated merger agreement with mutually acceptable closing conditions. Edwards Lifesciences agreed to continue to work on the issue through its counsel.
In a phone call between Mr. Patton and the CEO and a business development executive of Company J on February 1, 2019, Company J indicated that it would be interested in acquiring CASMED, but would be willing to do so in the range of values between the equivalent of  $0.81 and $1.32 per share, acknowledging that such a range was well below the current market price of CASMED common stock.
On February 1, 2019, Pepper Hamilton provided Wiggin and CASMED with additional comments on the proposed merger agreement. After further negotiations between counsel via telephone on February 4, 2019, Pepper Hamilton provided Wiggin and CASMED with a revised draft of the merger agreement on February 5, 2019.
On February 6, 2019, CASMED held a board meeting. During that meeting the board was updated by management, William Blair, and counsel regarding the status of the negotiations with Company J and Edwards Lifesciences along with progress towards an acceptable merger agreement with Edwards Lifesciences. The board rejected the offer from Company J and authorized counsel to continue to negotiate the merger agreement with Edwards Lifesciences to seek to finalize the documentation.
Through the weekend of February 9-10, 2019 and into February 11, 2019 executives, advisors and counsel for CASMED and Edwards Lifesciences held a conference call and engaged in further email communications to discuss final matters related to documentation, due diligence and communication strategies in the event the CASMED board of directors agreed to proceed with the transaction. Counsel continued to exchange drafts of the merger agreement.
In the late afternoon of February 11, 2019, the board of directors of CASMED met. Representatives from Wiggin summarized the board’s fiduciary obligations under Delaware law with respect to the offer and the sale process. Representatives from William Blair provided an overview of the marketing process for the transaction and described in detail the process that it used to evaluate the fairness of the consideration to be paid by Edwards in the transaction. Representatives of William Blair then rendered to the board of directors its opinion (which was subsequently confirmed in writing by delivery of a written opinion dated February 11, 2019) that, as of February 11, 2019 and based on and subject to the procedures followed and assumptions set forth in the written opinion, the $2.45 per share to be paid by Edwards to the CASMED stockholders (other than dissenting stockholders and Edwards, Merger Subs and their affiliates) is fair, from a financial point of view, to the CASMED stockholders. Wiggin representatives then reviewed in detail the terms of the merger agreement, noting, among other things, the closing conditions and the fiduciary out, under certain circumstances, in the event of CASMED receiving a subsequent third party offer. After discussion, the board of directors unanimously (1) approved the execution, delivery, and performance of the merger agreement, (2) determined that entering into the merger agreement was in the best interests of CASMED and its stockholders, (3) declared the merger agreement and the merger advisable, and (4) subject to its fiduciary obligations, resolved to recommend that CASMED’s stockholders adopt the merger agreement.
In the evening of February 11, 2019, the parties executed and delivered the merger agreement. Prior to the opening of trading in the U.S. securities markets on February 12, 2019, CASMED and Edwards Lifesciences issued a joint press release announcing the transaction.
Reasons for the Merger; Recommendation of Our Board of Directors
Reasons for the Merger
Our board of directors, with the advice and assistance of our management and legal and financial advisors, at a meeting on February 11, 2019, carefully evaluated the proposed merger, including the terms and conditions of the merger agreement. Our board of directors unanimously (1) approved the execution, delivery, and performance of the merger agreement, (2) determined that entering into the merger agreement is in the best interests of CASMED and its stockholders, (3) declared the merger agreement and the merger advisable, and (4) subject to its fiduciary obligations, resolved to recommend that CASMED’s stockholders adopt the merger agreement.
In the course of reaching its determination, our board of directors consulted with our management and its legal and financial advisors and considered a number of substantive factors and potential benefits of the merger. Our board of directors believed that, taken as a whole, the following factors supported its decision to approve the proposed merger (not necessarily in order of relative importance):
•
the board of directors’ familiarity with CASMED’s business, operations, assets, properties, business strategy and competitive position and the nature of the industry in which CASMED operates, industry trends, and economic and market conditions, both on a historical and on a prospective basis;

•
the financial condition and prospects of CASMED, as well as the risks involved in achieving those prospects and the short- and long-term risks and uncertainties associated with operating CASMED’s business, including:

•
certain macroeconomic factors, including the material impact of another potential global economic downturn, and how these factors could impact CASMED;

•
CASMED’s current financial plan, including the risks associated with achieving and executing upon CASMED’s business plan;

•
pricing pressures associated with being a smaller stand-alone company in the medical device industry;

•
our need for additional capital to pursue our business strategy and the potential risks and uncertainties associated with our ability to raise such additional capital;

•
the costs of such capital, including the potentially dilutive impact to our existing stockholders;

•
current and anticipated future competition for our products and our ability to compete successfully in light of the nature of the medical device industry, the presence of many larger, well-financed competitors, and our need to continue to develop and commercialize additional products;

•
increasing and changing regulatory, reimbursement and compliance requirements for operating as a publicly held medical device company in the United States and international markets, and the challenges faced by small medical device companies in managing those requirements;

•
potential pressures arising from customer consolidation, including pricing pressure; and

•
the other risks described in CASMED’s filings with the SEC (see “Where You Can Find More Information” beginning on page 93 of this proxy statement);

•
the fact that CASMED conducted an extensive, thorough, and diligent strategic alternatives review process which included assistance from William Blair in an effort to obtain the best value reasonably available to CASMED stockholders;

•
the board of directors’ belief that, after consideration of potential alternatives and the potential benefits, risks and uncertainties associated with such alternatives, the merger is expected to provide greater benefits and less risk to CASMED’s stockholders than the range of possible alternatives to the sale of CASMED to Edwards, including continuing to operate CASMED on a standalone basis, an acquisition of CASMED by or a “merger of equals” with another competitor, or growth of CASMED through acquisitions;

•
the fact that the $2.45 per share merger consideration contemplated to be received by CASMED’s common stockholders in connection with the merger represents an attractive value for the shares of our common stock and a premium to CASMED’s historic trading prices, including (1) a premium of 56.1% over CASMED’s closing sale price of  $1.57 on the NASDAQ on February 11, 2019 and (2) a premium of 25.6% over CASMED’s one year volume weighted average closing price of  $1.95 on the NASDAQ for the period ended February 11, 2019;
•
the oral opinion of William Blair rendered on February 11, 2019, which opinion was subsequently confirmed in a written opinion dated February 11, 2019, to the CASMED board of directors to the effect that, as of that date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be offered to the holders of CASMED common stock in the merger was fair, from a financial point of view, to such stockholders, as more fully described below under the caption “ — Opinion of CASMED’s Financial Advisor”;

•
the board of directors’ belief, based on the course and history of the negotiations between Edwards and CASMED, that the consideration set forth in the merger agreement represented the highest consideration that Edwards was willing to pay;

•
the form of consideration to be paid to holders of shares in the merger is cash, which will provide immediate liquidity and certainty of value to CASMED’s stockholders compared to a transaction in which stockholders would receive stock, and the board weighed the certainty of realizing a compelling value for shares of our common stock by virtue of the merger against the uncertain prospect that the trading value for our common stock would approach the per share merger consideration in the foreseeable future, in light of the market performance of CASMED common stock relative to those of other participants in our industry and general market indices, as well as the risks and uncertainties associated with our business;

•
the availability in the merger of appraisal rights for CASMED stockholders who properly exercise their statutory appraisal rights under Delaware law;

•
the fact that the board consisted of a majority of independent directors who approved the transaction following extensive discussions with CASMED’s management team, representatives of financial advisers and outside legal counsel, and also took into consideration the financial expertise and prior industry experience held by a number of directors;

•
the board of directors’ review, with CASMED’s advisors, of the structure of the merger and the financial and other terms of the merger agreement, and the board’s belief, based on the course and nature of negotiations with Edwards, which were conducted at arm’s length, that these were the most favorable terms available to CASMED and our stockholders on which Edwards, or an alternative purchaser, would be willing to transact. In particular, the board of directors considered the following specific aspects of the merger agreement, among others:

•
CASMED’s ability, subject to the limitations and requirements contained in the merger agreement, to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, and ultimately terminate the merger agreement to accept a “company superior proposal” from a third party under certain circumstances and subject to certain conditions, including the payment to Edwards of a $3.5 million termination fee, if the board of directors determines in good faith, after consultation with its outside legal and financial advisors, that such proposal constitutes or would reasonably be expected to lead to a company superior proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•
the scope of the conditions to closing and the nature of the representations, warranties, and the covenants and agreements of the parties; and

•
the requirement that CASMED obtain stockholder approval as a condition to completion of the merger;

•
the willingness of certain stockholders, including certain directors and executive officers of CASMED, who together, as of February 11, 2019, held (i) 100% of the Series A Convertible

Preferred Stock, (ii) 100% of the Series A Exchangeable Preferred Stock and (iii) approximately 26.1% of the voting power of the CASMED common stock, Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock voting as a single class, to commit to vote in favor of the merger by entry into the voting agreements. The board also considered the fact that the voting agreements terminate upon any termination of the merger agreement, including upon CASMED’s termination to accept a Company Superior Proposal, such that the existence of the voting agreements would not be likely to deter or inhibit a Company Superior Proposal; and
•
the board of directors’ belief that the merger is likely to be consummated, which belief is based on, among other things, the limited number of conditions to the merger, the absence of a financing condition, Edwards’ representation that it will have sufficient financial resources to pay the aggregate merger consideration and consummate the merger, the relative likelihood of obtaining required regulatory approvals, the remedies available under the merger agreement to CASMED in the event of various breaches by Edwards, and Edwards Lifesciences Corporation’s reputation in the medical device industry, which the board believed supported the conclusion that a transaction with Edwards could be completed relatively quickly and in an orderly manner.

In addition, the board of directors was aware of and considered the interests that certain individuals, including our directors and executive officers, may have with respect to the merger that may differ from, or may be in addition to, their interests as stockholders of CASMED, as described in the section of this proxy statement entitled “ — Interests of Certain Persons in the Merger.”
Our board of directors also considered potential risks or negative factors relating to the merger, including but not limited to the following:
•
the potential effect of the public announcement of CASMED entering into the merger agreement on our operations, including our relationships with customers, distributors, vendors and employees, and the potential adverse effects on our financial results as a result of that disruption, as well as the possibility of any suit, action or proceeding in respect of the merger agreement or the transactions contemplated thereby;

•
the risks and costs to CASMED if the merger does not close, including the effect of an announcement of termination of the transaction on the trading price of our common stock, operating results and our relationships with customers, suppliers and employees;

•
the risk that entering into the merger agreement may result in the loss of interest by other parties to make a definitive proposal for our acquisition at a price that may be higher than the $2.45 per share to be received by the stockholders;

•
that the price being paid for each share of common stock in the merger is approximately 9.3% below the 52 week high sales price of our common stock on August 10, 2018;

•
the ability to attract and retain key personnel and the risk of diverting management focus and employee resources from important business opportunities and operational matters during the pendency of the merger, which could adversely affect our business;

•
the risks associated with various provisions of the merger agreement, including:

•
the fact that the merger agreement contains certain limitations (subject to the consent of Edwards) regarding the operation of CASMED’s business during the period between the signing of the agreement and completion of the merger, which may delay or prevent CASMED from undertaking potential business opportunities that may arise or may negatively affect our ability to attract, retain and motivate key personnel;

•
the risk that CASMED might not receive the necessary regulatory approvals and clearances;

•
a covenant prohibiting CASMED from directly or indirectly soliciting, seeking, initiating, encouraging, facilitating or taking actions that would lead to other potential Company Acquisition Proposals. The board also considered, but did not consider preclusive, the fact that the right afforded to Edwards under the merger agreement to re-negotiate the terms of the merger agreement in response to a Company Superior Proposal may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, CASMED;
•
the requirement that CASMED must pay to Edwards a termination fee of  $3.5 million if the merger agreement is terminated under certain circumstances, including to accept a Company Superior Proposal, which might discourage other parties potentially interested in an acquisition of, or combination with, CASMED from pursuing that opportunity. See the sections of this proxy statement entitled “The Merger Agreement — Termination Fees and Reimbursement of Expenses.” The board of directors, after consultation with its legal and financial advisors, believed that the termination fee payable by CASMED in such circumstance under the merger agreement was reasonable in light of the size and benefits of the contemplated transaction with Edwards and was not preclusive of a company superior proposal, if one were to emerge; and

•
a provision requiring CASMED to reimburse Edwards up to $1.0 million of certain of its transaction expenses in the event the merger agreement is terminated by either Edwards or CASMED following a failure to obtain the required vote of our stockholders to adopt the merger agreement. The board also recognized that the provisions in the merger agreement relating to these fees were insisted upon by Edwards as a condition to entering into the merger agreement;

•
the fact that if the merger is consummated, CASMED will no longer exist as an independent company and CASMED’s stockholders will no longer participate in CASMED’s potential future earnings and growth or in any potential future sale of CASMED’s business to a third party;

•
the fact that consummation of the merger is subject to the satisfaction of certain closing conditions that are not within our control, including receipt of the necessary regulatory clearances and approvals and that no Company Material Adverse Effect on CASMED has occurred. There can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied, and as a result, it is possible that the merger may not be consummated even if the merger is approved by our stockholders. The board of directors considered the fact that if the merger is not consummated (i) we will have incurred significant transaction and opportunity costs, including the possibility of disruption to our operations, diversion of management and employee attention, employee attrition and a potentially negative effect on our business and customer relationships; (ii) the trading price of our common stock could be adversely affected; and (iii) the market’s perceptions of our prospects could be adversely affected;

•
the risk that certain of our directors, executive officers, and their associates may have interests in the transactions contemplated by the merger agreement as individuals that are in addition to, or that may be different from, the interests of our stockholders. See “Proposal 1: Adoption of the Merger Agreement — Interests of Certain Persons in the Merger” beginning on page 49 of this proxy statement; and

•
the fact that the merger will be a taxable transaction to our stockholders that are U.S. Holders for U.S. federal income tax purposes; and, therefore, such stockholders generally will be required to pay U.S. federal income tax on any gains they recognize as a result of the merger.

The foregoing discussion summarizes certain material factors considered by the board of directors in its consideration of the merger and is not intended to be exhaustive. In view of the wide variety of factors considered by the board of directors, and the complexity of these matters, the board of directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the board of directors applied his or her own personal business judgment to the process and may have assigned different weights to various factors. The board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determinations. The board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, our senior management and outside financial advisor and legal counsel.

Our board of directors concluded that the potentially negative factors associated with the merger agreement were substantially outweighed by the opportunity for CASMED’s stockholders to realize a premium on the value of their shares of CASMED stock. Accordingly, our board of directors, by unanimous vote, (1) approved the execution, delivery, and performance of the merger agreement, (2) determined that entering into the merger agreement is in the best interests of CASMED and its stockholders, (3) declared the merger agreement and the merger advisable, and (4) subject to its fiduciary obligations, resolved to recommend that CASMED’s stockholders adopt the merger agreement.
It should be noted that this explanation of the reasoning of the board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Concerning Forward-Looking Information” beginning on page 19 of this proxy statement.
Recommendation of our Board of Directors
Our board of directors recommends that you vote “FOR” the proposal to adopt the merger agreement and approve the merger.
Opinion of William Blair & Company, L.L.C.
William Blair was retained to act as financial advisor to the board of directors in connection with the possible sale of CASMED. As part of its engagement, the board of directors requested that William Blair render an opinion to the board of directors as to whether the merger consideration to be received by holders of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) was fair, from a financial point of view, to such holders. On February 11, 2019, William Blair delivered its oral opinion to the board of directors (subsequently confirmed in writing) that, as of February 11, 2019 and based upon and subject to the assumptions, qualifications and limitations stated therein, the $2.45 per share in cash to be received by holders of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) was fair, from a financial point of view, to such holders.
THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED FEBRUARY 11, 2019, IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT AND INCORPORATED INTO THIS PROXY STATEMENT BY REFERENCE. YOU ARE URGED TO READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS DIRECTED SOLELY TO THE BOARD OF DIRECTORS FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE MERGER CONSIDERATION AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF CASMED COMMON STOCK (OTHER THAN (I) HOLDERS WHO HAVE PROPERLY EXERCISED APPRAISAL RIGHTS AND (II) EDWARDS, MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES) IN THE PROPOSED MERGER PURSUANT TO THE MERGER AGREEMENT. WILLIAM BLAIR’S FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECTS OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OF CASMED’S STOCKHOLDERS AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY CASMED TO ENGAGE IN THE MERGER. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS PROXY STATEMENT AS ANNEX C.

In connection with William Blair’s review of the merger and the preparation of its opinion, William Blair examined, among other things:
•
a draft of the merger agreement dated February 9, 2019;

•
audited historical financial statements for CASMED set forth in its public filings with the SEC for the three fiscal years ended December 31, 2015, 2016 and 2017;

•
unaudited financial statements of CASMED set forth in its public filings with the SEC for the nine month periods ended September 30, 2017 and 2018;

•
preliminary net sales of CASMED as set forth in its Form 8-K filed with the SEC on January 3, 2019, for the quarter and year ended December 31, 2018;

•
preliminary unaudited financial information for the year ended December 31, 2018 prepared by senior management of CASMED;

•
certain internal business operating and financial information and forecasts of CASMED for the fiscal years ending December 31, 2019 through December 31, 2023, prepared by the senior management of CASMED and provided to William Blair on February 4, 2019 (the “Forecasts”);

•
information regarding publicly available financial terms of certain other transactions William Blair deemed relevant;

•
information regarding certain publicly traded companies that William Blair deemed relevant;

•
current and historical market prices and trading volumes of the CASMED common stock; and

•
certain other publicly available information on CASMED.

William Blair also held discussions with members of the senior management of CASMED to discuss the foregoing, considered other matters that it deemed relevant to its inquiry, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant. In connection with William Blair’s engagement, it was requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of CASMED.
In rendering its opinion, William Blair assumed and relied, without any independent verification, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, examined by, or otherwise reviewed or discussed with, William Blair for purposes of its fairness opinion including, without limitation, the Forecasts provided by the senior management of CASMED. William Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of CASMED. William Blair has been advised by the senior management of CASMED that the Forecasts examined by William Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of CASMED. In that regard, William Blair assumed, with the consent of the board of directors, that (i) the Forecasts would be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of CASMED are as set forth in CASMED’s financial statements or other information made available to William Blair. William Blair did not express an opinion with respect to the Forecasts or the estimates and judgments on which they are based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of CASMED’s officers, directors or employees (or any class of such persons) relative to the merger consideration payable to CASMED’s other stockholders. William Blair was not asked to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for CASMED or the effect of any other transaction in which CASMED might engage. William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. It should be understood that, although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair relied as to all legal matters related to the merger on advice of counsel to CASMED, and assumed that the merger will be consummated on the terms described in the draft merger agreement dated February 9, 2019, without any amendment or waiver of any material terms or conditions by CASMED. William Blair expressed no opinion as to the price at which the shares of CASMED common stock will trade at any future time or as to the effect of the announcement of the merger on the trading price of such shares.
William Blair’s investment banking services and its opinion were provided for the use and benefit of the board of directors in connection with its consideration of the transactions contemplated by the merger agreement. William Blair’s opinion was limited to the fairness, from a financial point of view, to the holders of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) of the merger consideration in connection with the merger, and William Blair did not address the merits of the underlying decision by CASMED to engage in the merger and its opinion does not constitute a recommendation to any CASMED stockholder as to how such stockholder should vote with respect to the merger. William Blair’s opinion was reviewed and approved by its Fairness Opinion Committee.
The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the board of directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its fairness opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of analyses described below does not represent the relative importance or weight given to those analyses by William Blair.
Selected Publicly Traded Companies Analysis
William Blair reviewed and compared certain financial information relating to CASMED to corresponding financial information, ratios and public market multiples for 14 publicly traded medical device companies with similar business models or financial profiles that William Blair deemed relevant, based on William Blair’s professional judgment. The companies selected by William Blair were: (i) MISONIX, Inc., (ii) Restoration Robotics Inc., (iii) Viveve Medical, Inc., (iv) AngioDynamics, Inc., (v) AtriCure, Inc., (vi) Cardiovascular Systems, Inc., (vii) CONMED Corporation, (viii) Glaukos Corporation; (ix) Intersect ENT, Inc., (x) LeMaitre Vascular, Inc., (xi) Nevro Corp., (xii) OrthoPediatrics Corp., (xiii) STAAR Surgical Company and (xiv) Tactile Systems Technology, Inc. Public companies (i) through (iii) were identified as “micro cap” companies (which William Blair defined as companies with a market capitalization under $300 million) and public companies (iv) through (xiv) were identified as “small cap” companies (which William Blair defined as companies with a market capitalization between $300 million and $2.8 billion). In identifying the selected public companies, William Blair considered the following information relating to CASMED as compared to corresponding information for each of the selected public companies: (i) the expected revenue growth from calendar year 2018 to calendar year 2019 and (ii) gross margin for the last twelve month (“LTM”) period. The expected revenue growth for CASMED was derived from preliminary amounts stated in its Current Report on Form 8-K filed with the SEC on January 3, 2019 along with the Forecasts provided by senior management of CASMED and the expected revenue growth for the selected public companies was derived from the most recent publicly available information regarding such companies, which was adjusted to reflect acquisitions that had a material impact on results. The gross margin for CASMED was reviewed for the LTM period ended December 31, 2018, based on preliminary amounts of net sales for 2018 stated in its Current Report on Form 8-K filed with the SEC on January 3, 2019 along with additional preliminary unaudited financial information prepared by senior management of CASMED, and William Blair reviewed the gross margin for the selected public companies for the most recent LTM period for which results were publicly available, which was adjusted to reflect acquisitions that had a material impact on results.

William Blair considered the enterprise value for each company (including CASMED), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the closing stock price as of February 8, 2019 (the last trading day prior to William Blair’s distribution of its analysis to the board of directors), multiplied by the shares outstanding. William Blair considered the enterprise value as a multiple of revenue for each company for the LTM period for which results were publicly available and calendar year 2019 expected (“CY 2019E”) revenue for each company. The operating results and the corresponding derived multiples for CASMED were for the LTM period ended December 31, 2018, based on preliminary amounts stated in its Current Report on Form 8-K filed with the SEC on January 3, 2019, and for each of the selected public companies were based on each company’s most recent publicly available financial information and, in all cases, closing share prices as of February 8, 2019 (the last trading day prior to the entry into the merger agreement). William Blair then used the implied enterprise value based on the terms of the proposed merger to derive implied valuation multiples for CASMED based on LTM revenue and CY 2019E revenue. Implied valuation multiples based on CY 2019E revenue were assessed using both consensus research estimates (consisting of two estimates) and the Forecasts. William Blair compared the multiples implied for CASMED based on the terms of the proposed merger to the range of trading multiples for the aggregate group of selected public companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.
	Implied Transaction Multiple	Selected Public Company Valuation Multiples
		Micro Cap				Small Cap
		Min	Mean	Median	Max	Min	Mean	Median	Max
Enterprise Value/LTM Revenue	4.85x	1.13x	2.85x	2.66x	4.77x	2.74x	7.04x	6.08x	15.88x
Enterprise Value/CY 2019E Revenue
Consensus Estimate	4.32x	0.92x	2.56x	2.50x	4.26x	2.64x	5.94x	5.49x	11.93x
Management Forecast	4.30x	0.92x	2.56x	2.50x	4.26x	2.64x	5.94x	5.49x	11.93x
William Blair noted that, with respect to the enterprise value/LTM revenue valuation multiple, the analyzed implied valuation multiple for CASMED based on the merger was above the range multiples of the selected micro cap public companies and was within the range of multiples of the selected small cap public companies. William Blair also noted that, with respect to the enterprise value/CY 2019E revenue valuation multiples, both of the analyzed implied valuation multiples for CASMED based on the merger were above the range of multiples of the selected micro cap companies and were within the range of multiples of the selected small cap companies.
Although William Blair compared the trading multiples of the selected public companies to those implied for CASMED, none of the selected public companies is directly comparable to CASMED. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies.
Selected Precedent Transactions Analysis
William Blair performed an analysis of 18 selected business combinations consisting of transactions announced subsequent to January 1, 2010 within the monitoring, patient safety and disposable devices sectors with revenues of less than $100 million that William Blair deemed relevant. William Blair’s analysis was based solely on publicly available information regarding such transactions. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions examined were (identified by target/acquirer and date of announcement):
•
Buffalo Filter/CONMED Corporation (December 2018)

•
Focal Therapeutics/Hologic (September 2018)

•
Invuity/Stryker Corporation (September 2018)

•
Cogentix Medical/Laborie Medical Technologies (March 2018)

•
Entellus Medical/Stryker Corporation (December 2017)

•
NOVADAQ Technologies/Stryker Corporation (June 2017)

•
EndoChoice Holdings/Boston Scientific Corporation (September 2016)

•
E.T. View Medical/Ambu A/S (June 2016)

•
Smith & Nephew plc (Gynecology Business)/Medtronic (May 2016)

•
Galil Medical/BTG (May 2016)

•
Hansen Medical/Auris Health (April 2016)

•
Synergetics USA/Valeant Pharmaceuticals (September 2015)

•
New Wave Surgical Corporation/Covidien (March 2014)

•
Patient Safety Technologies/Stryker Corporation (December 2013)

•
Cardiocom/Medtronic (August 2013)

•
Oridion Systems/Covidien (April 2012)

•
O.R. Solutions/Ecolab (November 2010)

•
Somanetics Corporation/Covidien (June 2010)

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of revenue for the LTM period prior to the announcement of the applicable transaction. William Blair considered the transaction multiple of revenue for CASMED for the LTM period ended December 31, 2018, based on preliminary amounts stated in its Current Report on Form 8-K filed with the SEC on January 3, 2019, and compared it to the resulting range of transaction multiples of LTM revenue for the selected transactions. Information regarding the multiples from William Blair’s analysis of selected transactions is set forth in the following table:
Multiple	Implied Transaction Multiple	Selected Precedent Transaction Valuation Multiples
		Min	Mean	Median	Max
Enterprise Value/LTM Revenue	4.85x	2.13x	5.54x	5.11x	8.90x
William Blair noted that the implied valuation multiple of enterprise value/LTM revenue for CASMED based on the merger was within the range of multiples of the selected transactions.
Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiple of CASMED, none of these transactions or associated companies is identical to CASMED or the transactions contemplated by the merger agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of CASMED versus the values of the companies in the selected transactions.
Discounted Cash Flow Analysis
William Blair utilized the Forecasts to perform a discounted cash flow analysis of CASMED’s projected unlevered future free cash flows for the fiscal years ending December 31, 2019 through December 31, 2023. Using discounted cash flow methodology, William Blair calculated the present values of the projected unlevered free cash flows for CASMED. Unlevered free cash flows for CASMED were calculated by William Blair using after-tax EBIT (derived from the Forecasts, assuming a tax rate of 23% to

EBIT), less capital expenditures and increase in net working capital (each derived from the Forecasts). William Blair then calculated the assumed terminal value of CASMED using two different methodologies: (i) multiplying projected revenue for CY 2023 (as set forth in the Forecasts) by exit multiples ranging from 3.00x to 5.00x, discounted back to December 31, 2018 and (ii) utilizing perpetuity growth rates ranging from 3.0% to 5.0% of free cash flow for future periods after CY 2023. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 9.0% to 13.0%. The terminal value exit multiple range was derived from relevant precedent transactions and public company trading multiples, and the range of perpetuity growth rates was selected based on long term industry growth rates. The discount rate range was derived based upon William Blair’s estimate of CASMED’s weighted average cost of capital using the capital asset pricing model.
William Blair aggregated the present value of the projected unlevered free cash flows over the applicable forecast period with the present value of the range of terminal values calculated under each terminal value methodology to arrive at ranges of implied enterprise value. William Blair then derived ranges of implied equity values per share by deducting CASMED’s net debt as of December 31, 2018 (based on preliminary year end financials provided by CASMED’s management) and dividing such amount by CASMED’s total diluted outstanding shares as of January 31, 2019. This analysis resulted in a range of implied equity values of  $1.10 to $3.12 per share using the exit multiple methodology and a range of implied equity values of  $(0.72) to $0.30 per share using the perpetuity growth rate methodology, in each case as compared to the merger consideration of  $2.45 per share.
M&A Premiums Paid Analysis
William Blair reviewed data from 238 acquisitions of U.S. publicly traded companies announced since January 1, 2014 in which 100% of the target’s equity was acquired with equity values between $50 million and $200 million. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 90 days, 180 days, 270 days and 365 days prior to the announcement of each transaction. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the proposed merger based on CASMED common stock prices one day, one week, one month, 90 days, 180 days, 270 days and 365 days prior to February 8, 2019 (the last trading day prior to the entry into the merger agreement). Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:
Premium Paid Relative to February 8, 2019
Period	CASMED Common Share Price	Implied Premium at $2.45/ Share	Premium Paid Data Percentile
			10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$1.69	45.2%	1.6%	13.7%	22.9%	29.3%	37.7%	45.4%	56.9%	74.9%	105.5%
One Week Prior	$1.75	40.0%	2.5%	17.3%	25.7%	30.0%	38.4%	50.1%	59.2%	76.1%	104.9%
One Month Prior	$1.92	27.3%	6.7%	15.7%	25.0%	30.7%	38.0%	49.6%	59.9%	78.8%	104.8%
90 Days Prior	$1.88	30.3%	(0.3)%	14.7%	23.9%	33.6%	42.4%	52.0%	62.9%	83.5%	114.7%
180 Days Prior	$2.67	(8.2)%	(0.5)%	21.2%	26.7%	33.7%	42.3%	51.8%	67.8%	84.9%	109.2%
270 Days Prior	$1.37	78.8%	(11.5)%	12.6%	25.4%	35.5%	44.1%	56.3%	66.7%	90.2%	115.1%
365 Days Prior	$1.07	129.2%	(12.8)%	15.6%	28.7%	41.3%	50.4%	65.4%	81.2%	105.0%	133.0%
William Blair noted for the board of directors that the merger consideration premium to CASMED’s closing stock prices one day and one week prior to February 8, 2019 was above the 50th percentile and below the 60th percentile of the analyzed precedent public transactions, the merger consideration premium to CASMED’s one month and 90-day prior closing prices was above the 30th and percentile and below the 40th percentile of the analyzed transactions, the merger consideration premium to CASMED’s 180-day prior closing price was below the 10th percentile of the analyzed transactions, the merger consideration premium to CASMED’s 270-day prior closing price was above the 70th percentile and below the 80th percentile of the analyzed transactions and the merger consideration premium to the 365-day prior closing price was above the 80th percentile and below the 90th percentile of the analyzed transactions.

General
This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the merger consideration to be received by holders of CASMED common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates). Rather, in rendering its oral opinion on February 11, 2019 (subsequently confirmed in writing) to the board of directors, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the merger consideration to be received by holders of CASMED’s common stock (other than (i) holders who have properly exercised appraisal rights and (ii) Edwards, Merger Sub, any of their respective affiliates) was fair, from a financial point of view, to such holders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to CASMED or the proposed transactions under the merger agreement. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.
William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of CASMED for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. The board of directors hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as an internationally recognized investment banking firm.
Fees
Pursuant to a letter agreement dated April 1, 2016, a fairness opinion fee of  $250,000 became payable to William Blair upon delivery of its fairness opinion. A fee of approximately $2,490,000 less any fees previously paid to William Blair, will become payable to William Blair upon the consummation of the merger. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, CASMED agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Certain Financial Forecasts
CASMED does not as a matter of general practice publicly disclose financial projections due to, among other reasons, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. However, CASMED is including a summary of certain previously nonpublic, unaudited prospective financial information prepared by its management for the calendar years 2019-2023 (the “Forecasts”) in order to provide CASMED stockholders with access to information that was made available to CASMED’s board of directors in connection with its evaluation of the merger and the per share merger consideration. The Forecasts were made available to William Blair in connection with the rendering of William Blair’s fairness opinion to the board of directors. The Forecasts constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Information.”
Summary of Financial Forecasts
This summary of the Forecasts is not provided to influence your decision regarding whether to vote for the adoption of the merger agreement, but is only being included because such financial forecasts were made available to the CASMED board of directors and its advisors in evaluating CASMED’s strategic alternatives, including a potential transaction with Edwards. CASMED also prepares additional internal forecasts from time to time and provided certain forecasts for 2019 to Edwards and other potential bidders. These forecasts were superseded by the Forecasts described in the table below and were not relied upon by William Blair in connection with their fairness opinion nor by the board of directors in connection with their review and approval of the merger agreement and the merger. The inclusion of this information in this proxy statement should not be regarded as an indication that the CASMED board of directors or its advisors or any other person considered, or now considers, the Forecasts to be a reliable prediction of actual future results, and the Forecasts should not be relied upon as such. CASMED’s internal financial projections, upon which the Forecasts were based, are subjective in many respects. There can be no assurance that the Forecasts will be realized or that actual results will not be significantly higher or lower than projected. The Forecasts also cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments may change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Forecasts will be achieved. As a result, the inclusion of the Forecasts in this proxy statement does not constitute an admission or representation by CASMED that the information is material. Readers of this proxy statement are cautioned not to place undue reliance on the Forecasts set forth below.
Because our Forecasts were developed for CASMED on a standalone basis without giving effect to the merger, our Forecasts do not reflect any effects of the merger or any changes to our operations or strategy that may be implemented after the consummation of the merger, including cost synergies realized, or to any additional costs incurred.
Certain Projected Financial Information
The following table presents the Forecasts:
(Amounts in thousands)	2019	2020	2021	2022	2023
Revenue	$24,675	$28,184	$32,788	$37,464	$42,016
Gross Profit	13,871	15,787	19,597	22,040	24,375
EBITDA(1)	(2,274)	(2,286)	1,242	3,089	4,991
Depreciation and Amortization	935	1,125	1,290	1,419	1,552
EBIT(2)	(3,209)	(3,411)	(48)	1,670	3,439
Capital Expenditures	783	1,208	958	1,008	1,008
Net Working Capital	2,695	3,265	3,931	4,546	5,256

(1)
EBITDA represents projected earnings before interest, taxes depreciation and amortization. EBITDA is a “non-GAAP financial measure,” which represents a financial performance measure that is not calculated in accordance with GAAP. See “— Important Information About Our Financial Forecasts”, below for additional information.

(2)
EBIT represents projected earnings before interest and taxes. EBIT is a “non-GAAP financial measure,” which represents a financial performance measure that is not calculated in accordance with GAAP. See “— Important Information About Our Financial Forecasts”, below for additional information.

The Forecasts were developed by CASMED management on a standalone basis without giving effect to the merger and the other transactions contemplated by the merger agreement, or any changes to CASMED’s operations or strategy that may be implemented after the consummation of the merger, including any costs incurred in connection with the merger and the other transactions contemplated by the merger agreement. Furthermore, the Forecasts do not take into account the effect of any failure of the transactions contemplated by the merger agreement to be completed and should not be viewed as accurate or continuing in that context.
Important Information About Our Financial Forecasts
Our management believes that our Forecasts were prepared in good faith and on a reasonable basis on the best information available to our management at the time of their preparation. Our Forecasts, however, are not fact and should not be relied upon as necessarily indicative of actual future results, and actual results may differ materially from those contained in our Forecasts.
Although the Forecasts are presented with numerical specificity, they were based on numerous variables and assumptions made by CASMED management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to CASMED’s business, including but not limited to expectations for demand and sales of new and existing products, customer and supplier relationships, research and development programs, market and technology opportunities, international trends, business strategies, business opportunities, objectives of management for future operations, medical device industry growth and trends in the markets in which CASMED participates, all of which are difficult or impossible to predict accurately and many of which are beyond CASMED’s control.
The Forecasts constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Forecasts, including, but not limited to, CASMED’s performance, industry performance, general business and economic conditions, customer requirements, staffing levels, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in CASMED’s reports filed with the SEC.
There can be no assurance that the Forecasts will be realized or that actual results will not be significantly higher or lower than forecast. In addition, the Forecasts will be affected by CASMED’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Forecasts reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Forecasts should not be regarded as an indication that CASMED, William Blair, their respective officers, directors, affiliates, advisors, or other representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Forecasts in this proxy statement should not be regarded as an indication that the Forecasts will be necessarily predictive of actual future events. No representation is made by CASMED or any other person regarding the Forecasts or CASMED’s ultimate performance compared to such information. The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information about CASMED contained in CASMED’s public filings with the SEC. For more information, please see the section of this proxy statement captioned “Where You Can Find More Information.” In light of the foregoing factors, and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.
The Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or accounting principles generally accepted in the United States (“GAAP”), or the guidelines established by the American Institute of Certified Public

Accountants with respect to prospective financial information. Neither CASMED’s independent auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
EBITDA and EBIT contained in the Forecasts set forth above, are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to William Blair and CASMED’s board of directors, and is not included in this proxy statement in order to influence any stockholder to make any investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to their shares of CASMED common stock.
In addition, the Forecasts have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this proxy statement, and except as required by applicable securities laws, CASMED does not intend to update or otherwise revise the Forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
Effects on the Company if the Merger is Not Completed
If the merger agreement is not adopted by our stockholders or if the merger is not completed for any other reason, our stockholders will not receive any payment for their shares of CASMED common stock in connection with the merger. Instead, we will remain an independent public company, and CASMED common stock will continue to be quoted on the NASDAQ Capital Market and registered under the Exchange Act and we will continue to file periodic reports with the SEC.
Furthermore, if the merger is not consummated, and depending on the circumstances that would have caused the merger not to be consummated, it is likely that the price of our common stock will decline significantly. If that were to occur, it is uncertain when, if ever, the price of our common stock would return to the price at which it trades as of the date of this proxy statement.
If the merger is not consummated, we expect that our management will operate the business in a manner similar to that in which it is being operated today and that our stockholders will be subject to the same risks and opportunities to which our business is currently subject, but there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of CASMED common stock. In the event the merger is not completed, our board of directors will continue to evaluate and review our business operations, projects and capitalization, make such changes as are deemed appropriate and seek to identify acquisitions, joint ventures or strategic alternatives to enhance stockholder value. If the merger agreement is not adopted by our stockholders or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to us will be offered or that our business, prospects or results of operations will not be adversely impacted. If the merger agreement is terminated under certain circumstances, we may be obligated to pay Edwards a termination fee. See the section of this proxy statement entitled “The Merger Agreement — Termination Fees and Reimbursement of Expenses.”
Financing of the Merger
The obligations of CASMED under the merger agreement are not subject to a condition regarding Edwards’ or Merger Sub’s obtaining funds to consummate the merger and the other transactions contemplated by the merger agreement. Edwards has represented in the merger agreement that it will have available to it at the closing of the merger, sufficient cash to consummate the merger and to pay the aggregate merger consideration and any other amounts required to be paid by it in connection with the consummation of the transactions contemplated by the merger agreement.

Material U.S. Federal Income Tax Consequences
The following is a general summary of material U.S. federal income tax consequences of the merger to U.S. holders whose shares of CASMED common stock are converted into the right to receive cash in the merger. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to our stockholders. For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of CASMED common stock that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•
a trust if  (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons is authorized to control all substantial interests of the trust; or (ii) it was in existence on August 30, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•
an estate that is subject to U.S. federal income tax on its income regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) of CASMED common stock that is not a U.S. holder. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds CASMED common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding CASMED common stock should consult its independent tax advisor.
This summary is based on the Internal Revenue Code of 1986, as amended (referred to in this proxy statement as the Code), its legislative history, U.S. Treasury regulations promulgated thereunder, published rulings by the Internal Revenue Service, and judicial and administrative decisions in effect as of the date of this proxy statement, all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary applies only to beneficial owners who hold shares of CASMED common stock as “capital assets” within the meaning of Section 1221 of the Code and does not apply to shares of CASMED common stock received in connection with the cancellation or exercise of employee stock options or restricted stock awards or otherwise as compensation for services or through a tax-qualified retirement plan, stockholders who hold an equity interest, directly or indirectly, in Edwards after the merger, or to certain types of beneficial owners who may be subject to special rules (such as insurance companies, banks, tax-exempt organizations, financial institutions, broker dealers, dealers in currencies, partnerships, S corporations or other pass-through entities (or investors in an S corporation or other pass-through entity), mutual funds, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, traders in securities who elect the mark-to-market method of accounting for their securities, U.S. expatriates, stockholders subject to the alternative minimum tax, stockholders that have a functional currency other than the U.S. dollar, or stockholders who hold CASMED common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction). This summary does not address any aspect of state, local, foreign or federal non-income tax laws.
U.S. Holders
Exchange of Shares of CASMED Common Stock for Cash Pursuant to the Merger Agreement.   The receipt of cash in exchange for shares of CASMED common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder whose shares of CASMED common stock are converted into the right to receive cash in the merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received in the merger with respect to such shares and the holder’s adjusted tax basis in such shares. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss, provided that a U.S. holder’s holding period is more than one year at the time of the consummation of the merger. Certain limitations apply to the use of capital losses. Long-term capital gains for certain non-corporate U.S. holders, including individuals, are generally eligible for a reduced rate of federal income taxation. In addition, certain non-corporate U.S. holders, including individuals, may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the merger.
Backup Withholding and Information Reporting.   The receipt of cash in exchange for shares of CASMED common stock by a U.S. holder pursuant to the merger may be subject to information reporting and backup withholding tax at the applicable rate, unless the U.S. holder (i) timely furnishes an accurate taxpayer identification number and otherwise complies with applicable U.S. information reporting or certification requirements (typically by completing and signing an Internal Revenue Service Form W-9, a copy of which will be included as part of the letter of transmittal to be timely returned to the paying agent); or (ii) is a corporation or other exempt recipient and, when required, establishes such fact in a manner satisfactory to the paying agent. U.S. holders who are exempt recipients not subject to backup withholding should indicate their exempt status on the Internal Revenue Service Form W-9 included as part of the letter of transmittal to be timely returned to the paying agent. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.
Appraisal Rights.   The above discussion does not apply to holders of shares who properly perfect appraisal rights. Generally, a U.S. holder of CASMED common stock who properly demands and perfects appraisal rights under Delaware law with respect to such holder’s CASMED common stock will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received in respect to such shares and the holder’s adjusted tax basis in such shares, except that a portion of the cash received may be taxable as interest.
Non-U.S. Holders
Exchange of Shares of CASMED Common Stock for Cash Pursuant to the Merger Agreement.   Any gain realized on the receipt of cash in the merger by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:
•
such gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base in the U.S.), in which case the non-U.S. holder generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. holder, provided such non-U.S. holder provides an Internal Revenue Service Form W-8ECI and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•
the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition, and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax (or such reduced rate as may be provided in an applicable treaty) on the non-U.S. holder’s net gain realized in the merger, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•
the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the outstanding CASMED common stock at any time during the five years preceding the merger, and we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during such five-year period. Although there can be no assurances in this regard, we do not believe that we are or have been at any time during the five years preceding the merger a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting.   A non-U.S. holder will be subject to information reporting and, in certain circumstances, backup withholding with respect to the cash received by such holder pursuant to the merger, unless such non-U.S. holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the holder is a “United States person” as defined under the Code) or such holder otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any. In order to avoid backup withholding, a non-U.S. holder should complete and sign an appropriate Form W-8 which may be obtained at www.irs.gov.
The U.S. federal income tax consequences described above are not intended to constitute tax advice nor a complete discussion of all tax consequences relating to the merger. Because individual circumstances may differ, each stockholder should consult its independent tax advisor regarding the applicability of the rules discussed above and the particular tax effects to the stockholder of the merger in light of such stockholder’s particular circumstances, the application of state, local, foreign and federal non-income tax laws, and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation or exchange of options or restricted stock awards, including the transactions described in this proxy statement relating to our other equity compensation and benefit plans.
Interests of Certain Persons in the Merger
When considering the recommendation by our board of directors that our stockholders adopt the merger agreement, you should be aware that our directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of our other stockholders. Our board of directors was aware of these interests and considered them, among other matters, in unanimously approving and declaring advisable the execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determining that entering into the merger agreement and consummating the merger, are in the best interests of CASMED’s stockholders, and in making its recommendation that CASMED’s stockholders adopt the merger agreement. These interests are described below.
Beneficial Ownership and Treatment of CASMED Common Stock
As of March 7, 2019, the record date for the special meeting, our directors and executive officers beneficially owned, in the aggregate, 16,124,100 shares of CASMED common stock (including shares issuable upon conversion of shares of CASMED preferred stock and shares underlying options which are vested or vesting within 60 days).
Our directors and executive officers will receive the same $2.45 per share for their outstanding shares of CASMED common stock as our other stockholders. For further information with respect to the ownership of CASMED common stock of our directors and executive officers, see “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers.”
Treatment of Outstanding Equity Awards and Employee Stock Purchase Plan
Stock Options
As of the effective time of the merger, all options to acquire shares of CASMED common stock that are outstanding and unexercised (whether vested or unvested) will be cancelled and converted into a right to receive (i) as to those options with an exercise price that is equal to or less than $2.45 per share, the product of  (x) the excess of  $2.45 over the exercise price per share of the applicable option, and (y) the number of shares subject to the applicable option, less any applicable withholding taxes and (ii) as to those options with an exercise price that exceeds $2.45 per share, the product of  $0.10 and the number of shares subject to the applicable option. Our directors and executive officers have agreed to cancel any options with an exercise price that exceeds $2.45 per share, without payment of additional consideration.
Restricted Stock Awards
As of the effective time of the merger, each award of CASMED common stock that is subject to vesting conditions (each referred to in this proxy statement as a restricted stock award) will be vested, and each holder of a restricted stock award will have the right to receive an amount in cash equal to (x) the number of shares of CASMED common stock subject to such restricted stock award, multiplied by (y) $2.45, less any applicable withholding taxes.

Notwithstanding the foregoing, 150,000 shares of restricted stock subject to performance-based vesting conditions underlying an Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Thomas M. Patton, will be cancelled, with no further consideration due to Mr. Patton.
Employee Stock Purchase Plan
As soon as practicable following the date of the merger agreement, CASMED’s board of directors (or, if applicable, any committee thereof administering CASMED’s employee stock purchase plan) shall adopt such resolutions or take such other necessary actions such that: (i) the employee stock purchase plan shall be terminated, contingent upon the closing; (ii) no offering periods under the employee stock purchase plan shall commence after the effective time of the merger (and accordingly there shall be no payroll contributions to the employee stock purchase plan from participants after the effective time of the merger); and (iii) CASMED shall take all necessary actions so that no participants in the employee stock purchase plan have outstanding purchase rights under the employee stock purchase plan as of the effective time of the merger. Additionally, the CASMED board or directors (or, if applicable, any committee thereof administering the administering CASMED’s employee stock purchase plan), shall discontinue the current offering period under the employee stock purchase plan and provide that participants in such offering period shall have their accumulated payroll deductions for such offering period used to purchase CASMED common stock as of the last day of the month following the date of the merger agreement and such participants’ purchase rights under the employee stock purchase plan shall otherwise terminate following the date of such purchase. The executive officers and directors listed in the summary table below do not participate in the ESPP.
Summary Table
The following table shows, for each executive officer and each director, as applicable, (i) the number of shares of CASMED common stock subject to vested and unvested options held by him or her; (ii) the cash consideration that he or she will receive for such options upon completion of the merger; (iii) the number of shares of CASMED common stock subject to unvested restricted stock awards held by him or her; (iv) the cash consideration that he or she will receive for such restricted stock awards upon completion of the merger; (v) the total cash consideration he or she will receive for all outstanding equity awards upon completion of the merger, in each case as of an assumed merger closing date of April 30, 2019, based on applicable holdings on the date hereof and assuming continued employment or service through the assumed merger closing date (and as such without regard to any grants that may be made after the date hereof).
Name	Number of Shares Subject to Stock Options (#)(1)	Number of Shares Subject to Unvested Stock Options (#)	Cash-Out Payment for Stock Options ($)(2)	Number of Shares Subject to Unvested Restricted Stock Awards (#)(3)	Cash-Out Payment for Unvested Restricted Stock Awards ($)	Total Payment for Outstanding Equity ($)
Executive Officers
Thomas M. Patton	810,000	45,000	456,300	217,500	532,875	989,175
Jeffery A. Baird	225,000	15,000	120,800	103,750	254,188	374,988
John K. Gamelin	260,000	15,000	143,960	103,750	254,188	398,148
Paul B. Benni	195,000	15,000	115,910	38,125	93,406	209,316
Non-Employee Directors
Alan Milinazzo	45,000	0	47,850	22,500	55,125	102,975
Paul Molloy	45,000	0	35,250	22,500	55,125	90,375
Gregory Rainey	65,000	0	35,250	22,500	55,125	90,375
James Thomas	65,000	0	35,250	22,500	55,125	90,375
Kathleen Tune	65,000	0	35,250	22,500	55,125	90,375
Kenneth Weisshaar	65,000	0	46,250	22,500	55,125	101,375

(1)
Includes the aggregate number of shares that are subject to vested and unvested options to purchase shares of CASMED common stock.

(2)
Represents the aggregate cash-out value of vested and unvested options to purchase shares of CASMED common stock. The value of each stock option to purchase shares of CASMED common stock is calculated as (a) the merger consideration of  $2.45 minus the exercise price of the stock option multiplied by (b) the number of shares subject to the option. All directors and executive officers have agreed to cancel any options with an exercise price that exceeds $2.45 per share, without payment of additional consideration.

(3)
Represents shares subject to unvested restricted stock awards. The value of such restricted stock awards is calculated as the merger consideration of  $2.45 multiplied by the number of shares subject to the award. Mr. Patton’s total does not include 150,000 shares of restricted stock subject to performance-based vesting conditions underlying the CAS Medical Systems, Inc. Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Mr. Patton which will be cancelled immediately prior to the merger, with no consideration paid to Mr. Patton.

Employment Agreements
CASMED is a party to employment agreements with Thomas Patton, President and Chief Executive Officer, Jeffery A. Baird, Chief Financial Officer and Secretary, John K. Gamelin, Vice President — Research and Development, and Paul B. Benni, Chief Scientific Officer (the employment agreements collectively, as amended, referred to in this proxy statement as the employment agreements).
Pursuant to the employment agreements with Messrs. Patton, Baird and Gamelin, if CASMED (or a successor company) terminates such executive’s employment without Serious Cause (generally defined in the employment agreement as (i) willful and continued failure to perform his duties, (ii) indictment or guilty plea with respect to a felony, (iii) habitual abuse of a controlled substance, (iv) fraud, material dishonesty or gross misconduct, or (v) a material breach of the employment agreement by the executive) or the executive terminates his employment for Good Reason (generally defined in the employment agreement as (i) a material reduction in the executive’s base salary or benefits, (ii) a material reduction in executive’s duties or responsibilities, or (iii) a material breach of the employment agreement by CASMED), within the period commencing on the date that a change of control is formally proposed to our board of directors and ending on the second anniversary of  (or in the case of Mr. Gamelin, six months after) the date on which such change of control occurs, then the executive will be entitled to receive his then-current base salary for a period of one year from the date of such termination (six months of base salary paid out over a one-year period in the case of Mr. Gamelin) and in addition will be entitled to participate in our health benefit plans (with standard employee payment not to exceed the payment level prior to the change in control) for the period of one year. In addition, such executive’s equity-linked grants (such as stock options and restricted stock) shall immediately accelerate and vest in full.
However, as noted above, Mr. Patton has agreed with CASMED that effective upon the merger, 150,000 shares of restricted stock subject to performance-based vesting conditions underlying an Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Thomas M. Patton, will be cancelled, with no further consideration due to Mr. Patton.
Pursuant to the employment agreement with Mr. Benni, if CASMED terminates such executive’s employment without Serious Cause (generally defined in the employment agreement as (i) willful and continued failure to perform his duties, (ii) indictment or guilty plea with respect to a felony, (iii) habitual abuse of a controlled substance, (iv) fraud, material dishonesty or gross misconduct, or (v) a material breach of the employment agreement by the executive) or the executive terminates his employment for Good Reason (generally defined in the employment agreement as (i) a material reduction in the executive’s base salary or benefits, (ii) a material reduction in executive’s duties or responsibilities, or (iii) a material breach of the employment agreement by CASMED), then Mr. Benni will be entitled to receive his then-current base salary for a period of six months from the date of such termination and in addition will be entitled to participate in our health benefit plans (with standard employee payment not to exceed the payment level prior to the termination) for the period of six months.

As a condition of an executive’s receipt of the severance payments and benefits under the employment agreements, the executive will be subject to certain non-competition and non-solicitation restrictions for one (1) year (six (6) months in the case of Mr. Benni). If the executive were to violate such restrictions during the severance period, then such executive would forfeit any remaining severance payments.
See “Proposal 3: Advisory Vote Regarding Golden Parachute Compensation” for quantification of the severance payments and benefits to which our named executive officers, Messrs. Patton, Baird and Gamelin, would be entitled under their employment agreements upon a qualifying termination of employment.
Supplemental Transaction Bonus
Certain of our executive officers, including Messrs. Patton, Baird, Gamelin and Benni, are eligible to receive supplemental transaction bonuses, pursuant to which each executive will be eligible for a lump sum cash transaction bonus payment upon closing of the proposed merger. In order to be eligible for the transaction bonus, each executive generally must remain employed through the proposed merger. The amounts to which each executive officer will be eligible under these agreements are as follows: Mr. Patton ($325,000); Mr. Baird ($240,000); Mr. Gamelin ($220,000); and Mr. Benni ($75,000).
Indemnification and Insurance
Pursuant to the merger agreement, Edwards and Merger Sub have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the effective time of the merger agreement now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time of the merger agreement a director or officer of CASMED or any of its subsidiaries that are provided in the certificate of incorporation, the bylaws or any indemnification contract between such directors or officers and CASMED (in each case, as in effect on, and in the case of any indemnification contracts, to the extent made available to Edwards prior to, the date of the merger agreement) shall survive the merger and shall continue in full force and effect. For a period of six (6) years from the effective time of the merger, the surviving corporation shall, and Edwards shall cause the surviving corporation to, maintain in effect the exculpation, indemnification and advancement of expenses at least equivalent to the provisions of the certificate of incorporation and bylaws as in effect immediately prior to the effective time of the merger solely with respect to acts or omissions occurring prior to the effective time of the merger and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the applicable individuals; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the effective time of the merger, Edwards shall guarantee as surety for, and shall cause the surviving corporation to honor, in accordance with their respective terms, each of these covenants.
Prior to the effective time of the merger, CASMED shall or, if CASMED is unable to, Edwards shall cause the surviving corporation as of or after the effective time of the merger to, purchase a six (6)-year prepaid “D&O tail” insurance policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under CASMED’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, in each case with respect to matters arising on or before the effective time of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and Edwards shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the surviving corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided, however, that CASMED shall not pay, and the surviving corporation shall not be required to pay, in excess of 300% of the last annual premium paid by CASMED prior to the date of the merger agreement in respect of such “tail” policy. If CASMED or the surviving corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the effective time of the merger, Edwards shall, for a period of six (6) years from the effective time of the merger, cause the surviving corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by CASMED with respect to matters arising on or before the effective time of the merger. After the effective time of the merger, Edwards shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by CASMED prior to the date of the merger agreement in respect of the coverage required to be obtained pursuant to the terms of the merger agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount.
The covenants contained related to the directors’ and officers’ indemnification and insurance survive the consummation of the merger and are intended to be for the benefit of, and shall be enforceable by, each of the indemnified parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such person is entitled, whether pursuant to law, contract or otherwise. Such covenants shall not be terminated or modified after consummation of the merger in such a manner to adversely affect any indemnified party without the consent of such indemnified party.
In the event that Edwards or the surviving corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Edwards and the surviving corporation shall cause proper provision to be made so that the successors or assigns of Edwards or the surviving corporation, as the case may be, shall assume the obligations set forth with respect to the directors’ and officers’ indemnification and insurance.
Governmental and Regulatory Approvals and Other Third Party Consents
Under the HSR Act, and the rules promulgated thereunder by the FTC, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period has expired or been terminated. CASMED, Edwards and Edwards Lifesciences Corporation filed the notification and report forms under the HSR Act with the FTC and the DOJ on March 4, 2019, which triggered an initial 30-day waiting period. The DOJ, the FTC, state Attorneys General or private parties may also challenge the merger on antitrust grounds either before or after the transaction has closed. Accordingly, while the parties believe that the transaction complies with the applicable antitrust laws, it is possible that at any time before or after expiration or termination of the HSR Act waiting period or even after the completion of the merger, any of the DOJ, the FTC, state Attorneys General or private parties could take action under the antitrust laws as deemed necessary or desirable in the public or other interest, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions.
At any time before or after consummation of the merger, notwithstanding expiration or early termination of the waiting period under the HSR Act, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable, including seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of CASMED or Edwards. At any time before or after the consummation of the merger, and notwithstanding the expiration or early termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of CASMED or Edwards. Nothing in the merger agreement will require Edwards, Merger Sub or any of their affiliates to (w) propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of CASMED or of Edwards or any of their respective affiliates, (x) create, terminate, or divest relationships, ventures, contractual rights or obligations of CASMED or of Edwards or any of their respective affiliates, (y) otherwise take or commit to take any action that would limit Edwards’s or its affiliates’ freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of CASMED or of Edwards or any of their respective affiliates, or (z) require CASMED or Edwards or any of their respective affiliates to take or agree to take (or cause any of its subsidiaries to take or agree to take) any other action or to agree (or cause any of its subsidiaries to agree) to any limitation or restriction on any of its or their respective businesses, product lines or assets, in each case as may be required in order to obtain all expirations or terminations of waiting periods required under any antitrust law or to avoid the commencement of any action by a governmental authority to prohibit the transactions contemplated by the merger agreement under any antitrust law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the transactions contemplated by the merger agreement or delay the effective time beyond November 8, 2019.
The term “antitrust laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust laws and all other applicable laws issued by any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational, designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
We cannot assure you that an antitrust or other regulatory challenge to the merger will not be made.
In connection with obtaining any other consents or approvals of third parties required under the merger agreement, neither Edwards or any of its affiliates will be required to, and without the prior written consent of Edwards, none of CASMED or any of its subsidiaries or affiliates is permitted to, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.
Delisting and Deregistration of CASMED Common Stock
If the merger is completed, CASMED common stock will no longer be traded on the NASDAQ Capital Market and will be deregistered under the Exchange Act, and we will no longer be required to file periodic reports with the SEC in respect of CASMED common stock in accordance with applicable law, rules, and regulations.
Litigation Related to the Merger
On or about March 7, and 11, 2019, two putative class action complaints challenging the merger were filed in the United States District Court for the District of Delaware, captioned Adam Franchi v. CAS Medical Systems, Inc., et al. and Shiva Stein v. CAS Medical Systems, Inc., et al., respectively and on or about March 11, 2019 an additional putative class action complaint challenging the merger was filed in the Superior Court for the State of Connecticut, Judicial District of New Haven at New Haven, captioned Charles New v. CAS Medical Systems, Inc., et al. The complaints were filed on behalf of the public shareholders of CASMED and name as defendants CASMED and the members of its board of directors. The complaints generally allege violations of federal securities laws with respect to purported disclosure deficiencies in the preliminary proxy statement for the merger that CASMED filed with the SEC on March 1, 2019. The complaint in the Stein action also alleges that CASMED’s directors agreed to sell CASMED for inadequate consideration and the complaint in the New action also alleges that CASMED’s directors agreed to sell CASMED for an unfair price as a result of an unfair sale process. The complaints seek a variety of relief, including an injunction preventing the consummation of the merger, rescission of the merger if it is consummated or rescissory damages, attorneys’ fees and expenses. The defendants have not yet responded to the complaints, but believe that the claims asserted against them are without merit.

THE MERGER AGREEMENT
The following describes certain material provisions of the merger agreement, which is attached as Annex A to this proxy statement and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. CASMED encourages you to read carefully the merger agreement in its entirety before making any decisions regarding the merger because it is the principal document governing the merger.
The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about CASMED contained in this proxy statement or in CASMED’s public reports filed with the SEC may supplement, update or modify the factual disclosures about CASMED contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by CASMED were qualified and subject to important limitations agreed to by CASMED in connection with negotiating the terms of the merger agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement.
The Merger
Subject to the terms and conditions of the merger agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of Edwards and a party to the merger agreement, will merge with and into CASMED. CASMED will survive the merger as a direct wholly owned subsidiary of Edwards (following the merger, CASMED is referred to in this proxy statement as the surviving company) and the separate corporate existence of Merger Sub will cease.
Effective Time; Closing
The effective time of the merger will occur at the time the parties file a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the merger or such later time as agreed to by Edwards and CASMED and specified in the certificate of merger.
Unless CASMED and Edwards agree otherwise, the closing of the merger will occur at 10:00 am on a date specified by Edwards and CASMED, but no later than the third business day following the satisfaction or (to the extent permitted by law) waiver of the conditions to the merger set forth in the merger agreement.
Merger Consideration
CASMED Common Stock
The merger agreement provides that each share of CASMED common stock outstanding immediately prior to the effective time of the merger (other than shares of CASMED common stock owned by CASMED as treasury stock or owned directly by Edwards or any of its subsidiaries (including Merger Sub) or shares of CASMED common stock the holders of which have properly perfected their appraisal rights under Delaware law) will be cancelled and converted into the right to receive $2.45 in cash, without interest or dividends thereon, less any applicable withholding taxes.
The merger agreement provides that each share of CASMED common stock held by CASMED as treasury stock and each share of CASMED common stock owned by Edwards or any of its subsidiaries (including Merger Sub) will be cancelled and no consideration will be delivered in exchange therefor. Shares of CASMED common stock held by a stockholder who has not voted in favor of the merger and is entitled to demand and has properly demanded his appraisal rights will not be converted into the right to receive the merger consideration. Such stockholder will instead be entitled to the appraisal rights provided under the DGCL as described under “Appraisal Rights.”
Each issued and outstanding share of capital stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the surviving company and constitute the only outstanding shares of capital stock of the surviving corporation.
CASMED Preferred Stock
The merger agreement provides that each share of CASMED preferred stock outstanding immediately prior to the effective time of the merger (other than shares of CASMED preferred stock owned by CASMED as treasury stock or owned directly by Edwards or any of its subsidiaries (including Merger Sub) or shares of CASMED preferred stock the holders of which have properly perfected their appraisal rights under Delaware law) will be converted into CASMED common stock pursuant to CASMED’s certificate of incorporation and holders of such stock will be compensated as holders of CASMED common stock.
Treatment of CASMED Stock Options, Restricted Stock Awards, ESPP, CASMED Stock Plans and CASMED Warrants
CASMED Stock Options
As of the effective time of the merger, all options to acquire shares of CASMED common stock shall be cancelled and converted into a right for the holder of such option to receive, subject to and effective as of the effective time of the merger, the option consideration (as described below) and no such option will remain outstanding. Prior to the effective time of the merger, CASMED shall take all actions necessary to effectuate the preceding sentence, which actions are subject to review and approval by Edwards, such approval not to be unreasonably withheld or delayed. Neither Edwards nor Merger Sub will assume any option or substitute for any option any similar award for Edwards common stock in connection with the merger and any of the other transactions contemplated by the merger agreement.
Option consideration means (i) as to those options with an exercise price that is equal to or less than the merger consideration, the product of the excess, if any, of the merger consideration over the exercise price per share of the applicable option, and the number of shares subject to the applicable option, and (ii) as to those options with an exercise price that exceeds the merger consideration, the product of  $0.10 and the number of shares subject to the applicable option, less any applicable withholding taxes.
In order to have all stock options available for cancellation, as is required under the merger agreement, we plan to commence a tender offer, as soon as practicable, to purchase all outstanding options (that do not expire by their terms at or prior to the completion of the merger) for the option consideration set forth above.
CASMED Restricted Stock Awards
Neither Edwards nor Merger Sub will assume any CASMED restricted stock awards or substitute for any CASMED restricted stock awards and similar award of Edwards common stock in connection with the merger and the other transactions contemplated by the merger agreement. As of immediately prior to the effective time of the merger agreement, all restrictions applicable to any CASMED restricted stock award will lapse and the stock underlying each such award shall be treated as set in the provision of the merger agreement regarding the conversion of CASMED common stock. Notwithstanding the foregoing, CASMED shall take all actions necessary to ensure that, as of immediately prior to the effective time of the merger agreement, all 150,000 shares of restricted stock subject to performance-based vesting conditions underlying the CAS Medical Systems, Inc. Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CAS Medical Systems, Inc. and Thomas M. Patton, are cancelled, with no further consideration due to Mr. Patton.

Employee Stock Purchase Plan
As soon as practicable following the date of the merger agreement, CASMED’s board of directors (or, if applicable, any committee thereof administering CASMED’s employee stock purchase plan) shall adopt such resolutions or take such other necessary actions such that:
•
the employee stock purchase plan will be terminated, contingent upon the closing;

•
no offering periods under the employee stock purchase plan will commence after the effective time of the merger (and accordingly there will be no payroll contributions to the employee stock purchase plan from participants after the effective time of the merger); and

•
CASMED shall take all necessary actions so that no participants in the employee stock purchase plan have outstanding purchase rights under the employee stock purchase plan as of the effective time of the merger.

Pursuant to CASMED’s employee stock purchase plan, CASMED’s board of directors will discontinue the current offering period and any participants in the offering period shall have their accumulated payroll deductions used to purchase CASMED common stock as of the last day of the month following the date of the merger agreement and thereafter their rights pursuant to the employee stock purchase plan shall terminate.
CASMED Equity Plans
Prior to the effective time of the merger, CASMED shall provide such notice, if any, to the extent required under the terms of any of CASMED’s equity plans or stand-alone equity grants (together, the equity plans), adopt applicable resolutions, amend the terms of any of CASMED’s equity plans or any outstanding awards thereunder, obtain any necessary consents, and take all other appropriate actions to:
•
give effect to the transactions contemplated in this clause;

•
terminate each of CASMED’s equity plans as of the effective time of the merger; and

•
ensure that after the effective time of the merger, no holder of a CASMED equity award, any beneficiary thereof nor any other participant in any of CASMED’s equity plans shall have any right thereunder to acquire any securities of CASMED or to receive any payment or benefit with respect to any award previously granted under any of the CASMED’s equity plans other than any applicable merger consideration. CASMED shall provide Edwards with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Edwards, such approval not to be unreasonably withheld or delayed) no later than the second (2nd) business day preceding the effective time of the merger.

CASMED Warrants
Neither Edwards nor Merger Sub shall assume any warrants to purchase CASMED common stock or substitute for any such warrant any similar award for the common stock of Edwards or any of its affiliates in connection with the merger and the other transactions contemplated by the merger agreement. As of the effective time of the merger agreement, each unexercised warrant to purchase CASMED common stock that was outstanding immediately prior to the effective time of the merger shall, in accordance with the terms of the applicable warrant, no longer be exercisable and shall have either been exercised by the holder thereof in accordance with the terms of such warrant immediately prior to the effective time of the merger or if not so exercised, expired immediately prior to the effective time of the merger.
Promptly following the execution and delivery of the merger agreement, CASMED shall provide written notice in accordance with the terms of each warrant to the holder thereof that the merger shall constitute a “Cash/Public Acquisition” or an “Acquisition in which the sole consideration is cash” (in each case if and as defined in the applicable warrant), and of the treatment of such warrant pursuant to the above, and CASMED shall take all actions required to ensure compliance with the obligations of CASMED under each of the warrants in accordance with the terms thereof to consummate the treatment of the warrants pursuant to the above. Prior to taking any such actions, including the delivery of the foregoing notices, CASMED shall consult with Edwards and provide Edwards and its counsel with a reasonable opportunity to review and comment on any related notices, filings or other documents.
Withholding
CASMED, Edwards, the surviving company, the paying agent or other applicable withholding agent will be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as are required to be deducted and withheld with respect to the making of any such payment CASMED, Edwards, the surviving company, any of their applicable subsidiaries or the paying agent are required to deduct and withhold with respect to the making of such payment under any tax law. Any amounts so withheld shall be treated as having been paid to the person in respect of which such deduction and withholding was made.
Unexchanged Shares
No cash payment with respect to the merger consideration will be paid to the holder of any unsurrendered certificate (or shares of CASMED common stock held in book entry form) until the surrender of such certificate (or shares of CASMED common stock held in book entry form).
Representations and Warranties
The merger agreement contains representations and warranties of each of CASMED, Edwards and Merger Sub, subject to certain qualifications or exceptions in the merger agreement and the disclosure schedules delivered in connection with the merger agreement, as to, among other things:
•
corporate organization, existence, good standing and corporate power and authority to conduct its business as presently conducted and own, lease and operate its properties and assets as currently operated;

•
corporate power and authority to enter into the merger agreement, to perform its obligations thereunder and to complete the transactions contemplated thereby;

•
the absence of certain violations, defaults or consent requirements under certain contracts, organizational documents and law, in each case arising out of the execution, delivery or performance of, consummation of the transactions contemplated by, or compliance with any of the provisions of the merger agreement;

•
required regulatory filings or actions and authorizations, consents or approvals of governmental entities and other persons;

•
the absence of certain litigation, orders and judgments and governmental proceedings and investigations related to Edwards and its subsidiaries or CASMED and its subsidiaries (as applicable);

•
matters relating to information to be included in required filings with the SEC in connection with the merger; and

•
the absence of any fees owed to investment bankers or brokers in connection with the merger, other than those specified in the merger agreement.

The merger agreement also contains representations and warranties of CASMED, subject to certain qualifications or exceptions in the merger agreement and the disclosure schedules delivered in connection with the merger agreement, as to, among other things:
•
the capitalization of CASMED, including the authorized capital stock, outstanding options, shares of CASMED common stock reserved for issuance under the ESPP, shares of CASMED common stock reserved for issuance under CASMED’s equity plans and outstanding warrants to purchase shares of CASMED common stock;

•
all shares of CASMED common stock (i) having been, or being when issued pursuant to any CASMED equity award, CASMED equity plan, the ESPP or any warrants in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, non-assessable and free of pre-emptive rights and (ii) having been issued pursuant to an effective registration statement or exemption therefrom;

•
the proper authorization of CASMED equity awards and outstanding warrants and issuance of the same in compliance with applicable laws;

•
the absence of, other than the CASMED preferred stock, the CASMED equity awards, the warrants or pursuant to the ESPP, among other things, (i) outstanding options, warrants, calls, pre-emptive rights, subscriptions or other securities or rights, stock appreciation rights, restricted stock award, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating CASMED or any of its subsidiaries to issue, transfer or sell (or cause to be issued, transferred or sold) any shares of capital stock or other securities of CASMED or any of its subsidiaries or securities convertible into or exchangeable for such shares or other securities; (ii) outstanding obligations of CASMED or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities of CASMED or any of its subsidiaries, or any securities representing the right to purchase or otherwise receive any other securities of CASMED or any of its subsidiaries; (iii) agreements to which CASMED or any of its subsidiaries is a party restricting the transfer of securities of CASMED or any of its subsidiaries or affecting the voting rights of securities of CASMED or any of its subsidiaries; or (iv) outstanding or authorized equity or equity-based compensation awards;

•
the absence of any (i) direct or indirect ownership of any securities, including equity interests, of any person (except for securities of CASMED subsidiaries) or (ii) obligations or commitments to acquire any such securities or to provide funds to or make any investment in any person;

•
the full payment of all dividends or distributions on securities of CASMED or any of its subsidiaries that have been declared or authorized;

•
the absence of any agreements or commitments obligating CASMED or any of its subsidiaries to register or cause to be further registered (other than pursuant to currently effective resale shelf registration statements or “piggy-back” rights) any shares of capital stock or other securities of CASMED or any of its subsidiaries or securities convertible into or exchangeable for such shares or other securities;

•
the corporate actions required to be taken, and taken in connection with the execution, delivery and performance of the merger agreement by CASMED, including with respect to the approval of CASMED stockholders of the proposed merger;

•
the timeliness and accuracy of CASMED’s filings with the SEC and of financial statements included in its SEC filings, and the compliance of filings and financial statements with SEC rules and (in the case of financial statements) with United States generally accepted accounting principles, the Sarbanes-Oxley Act of 2002, the applicable rules and regulations of the Nasdaq Stock Market;

•
CASMED’s disclosure controls and procedures and internal control over financial reporting;

•
the absence of any SEC proceedings regarding any irregularities regarding accounting practices of, any malfeasance by any director or executive officer of, CASMED or any of its subsidiaries or any allegations or claims regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of CASMED or any of its subsidiaries or unlawful accounting or auditing matters with respect to CASMED or any of its subsidiaries;

•
the absence of certain changes from December 31, 2017 through the date of the merger agreement, including the conduct of the businesses of CASMED and its subsidiaries in the ordinary course consistent with past practice, and the absence of a Company Material Adverse Effect;

•
the absence of certain undisclosed liabilities of CASMED;

•
the possession by CASMED, its subsidiaries and, to the knowledge of CASMED, its distributors of all licenses, permits and other authorizations necessary to own, lease and operate their respective properties and assets as currently conducted and in compliance with applicable law;

•
the compliance by CASMED and its subsidiaries with applicable law and licenses, permits and other authorizations;

•
CASMED’s employee benefit plans and other agreements with its employees;

•
labor matters related to CASMED and its subsidiaries and their respective employees, including the absence of settlement agreements involving allegations of sexual harassment;

•
the payment of taxes, the filing of tax returns, lack of tax audits or proceedings and other tax matters related to CASMED and its subsidiaries;

•
certain categories of specified material contracts, including as to effectiveness and lack of breach or default for such contracts, and the absence of related-party transactions of CASMED and its subsidiaries;

•
the absence of material disputes or claims under or relating to certain distribution, reseller, sales representative, commercial agency and similar or other distribution agreements; no material deviations from the terms of such agreements through course of dealing that have the potential to change the rights or duties of the parties thereto; and the ability of Edwards or CASMED to terminate or let expire all such agreements without incurring any responsibility to pay compensation or indemnities or become exposed to any termination liability that is not expressly contemplated in such agreements or required by law;

•
(i) the ownership of or rights with respect to CASMED’s and its subsidiaries’ intellectual property, (ii) the ownership of or rights to intellectual property necessary to the operation of CASMED’s and its subsidiaries’ respective businesses, as conducted or as planned to be conducted as of the closing, (iii) the maintenance and preservation of CASMED’s intellectual property; (iv) the absence of liens other than certain permitted liens or restrictions with respect to CASMED’s or its subsidiaries’ intellectual property; (v) the scope of CASMED’s and its subsidiaries’ intellectual property; (vi) the non-infringement or misappropriation by CASMED or any of its subsidiaries of the intellectual property of third parties; (vii) the steps taken to protect CASMED’s and its subsidiaries’ trade secrets and other proprietary information; (viii) the absence of any final court decision holding any CASMED or CASMED subsidiary registered intellectual property invalid; (ix) the absence of any settlements, consents, orders or similar obligations to which CASMED or any of its subsidiaries is a party restricting their rights to use, enjoy or exploit their material intellectual property; and (x) the steps taken to protect the software used by CASMED or any of its subsidiaries;

•
real property owned or leased by CASMED or any of its subsidiaries;

•
environmental matters and compliance with environmental laws by CASMED and its subsidiaries;

•
customers, distributors and suppliers of CASMED and its subsidiaries;

•
product warranties and other terms related to each product manufactured, sold, leased delivered or distributed or service provided or rendered by CASMED or any of its subsidiaries;

•
compliance with anti-bribery and anti-corruption laws, rules and regulations, including the Foreign Corrupt Practices Act, the U.S. Travel Act, the U.K. Bribery Act 2010 and the applicable laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

•
compliance with customs and international trade laws;

•
compliance with all necessary authorizations, approvals, clearances, consents or registrations and with all laws and regulations required by any regulatory or other governmental authority,

including the regulations of the United States Food and Drug Administration or any comparable regulatory authority, required for, among other things, the research, investigation, development, manufacture, use and sale of the products of CASMED and any of its subsidiaries;
•
compliance with certain federal health care program laws, federal privacy and security regulations and the federal anti-kickback statute;

•
insurance policies of CASMED or any of its subsidiaries;

•
non-applicability of certain anti-takeover laws to the merger agreement or the merger; and

•
the receipt by the board of directors of an opinion of William Blair as to the fairness of the merger consideration, from a financial point of view, to the holders of shares of CASMED common stock.

The merger agreement also contains representations and warranties of Edwards and Merger Sub, subject to certain qualifications or exceptions in the merger agreement and the disclosure schedules delivered in connection with the merger agreement, as to, among other things:
•
the availability to Edwards, as of the Closing Date, of sufficient funds to consummate the merger and the other transactions contemplated by the merger agreement that require payment in connection with the closing, and the absence of any condition regarding Edwards’ or Merger Sub’s ability to obtain financing for the merger and the other transactions contemplated by the merger agreement;

•
Edwards’ ownership of all of the issued and outstanding capital stock of Merger Sub; and

•
the absence during the last three years of any ownership by Edwards or Merger Sub, or any of their respective controlled affiliates of CASMED common stock or securities convertible into or exchangeable for CASMED common stock.

Some of the representations and warranties in the merger agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” or “Parent Material Adverse Effect” clause.
For purposes of the merger agreement, a “Company Material Adverse Effect” means any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has, or would be reasonably expected to have, a material adverse effect, individually or in the aggregate:
•
on the business, condition (financial or otherwise), assets, liabilities or results of operations of CASMED and its subsidiaries, taken as a whole (it being understood that ongoing net losses comparable to recent prior periods shall not constitute a Company Material Adverse Effect); provided, however, that any effect, change, development, event, occurrence, condition or state of facts directly resulting from or arising out of the following will not be taken into account in determining whether a Company Material Adverse Effect has occurred:

•
changes in general United States or global economic, regulatory or financial market conditions;

•
changes in the economic, business and financial environment generally affecting the medical device industry;

•
an act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or any natural disasters, national emergencies or other similar force majeure events, including any escalation or worsening of such conditions threatened or existing as of the date of the merger agreement;

•
any adoption, implementation, promulgation, repeal, modification, amendment or other changes in United States generally accepted accounting principles; or

•
the public announcement or pendency of the Merger or the other transactions contemplated thereby;

•
changes in the price or trading volume of CASMED’s common stock;

•
any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in the 6th and 7th sub-bullets shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by the 1st through 5th or 8th sub-bullet hereof) is, may be, contributed to or may contribute to, a Company Material Adverse Effect);

•
any action expressly required to be taken pursuant to the merger agreement (it being understood and agreed that actions taken by CASMED or its subsidiaries pursuant to its obligations under the covenant regarding conduct its business pending the closing of the merger shall not be excluded in determining whether a Company Material Adverse Effect has occurred); or

•
any action taken at the express written direction of Edwards given after the date of the merger agreement;

provided, further, however, that in the cases of the 1st, 2nd, 3rd and 4th sub-bullets above, to the extent CASMED and its subsidiaries, taken as a whole, are, or would be reasonably expected to be, disproportionately affected thereby in relation to other companies in the medical device industry, such effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent of such disproportionate impact; or
•
on the ability of CASMED to perform its obligations under the Merger Agreement or to consummate the Merger, or on the consummation of, whether by prevention or material delay, any of the Merger and the other transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means the impairment in any material respect of the ability of each of Edwards and Merger Sub, as the case may be, to perform its obligations under the merger agreement or to consummate the merger and pay the merger consideration, or prevent or materially delay the consummation of any of the merger and the other transactions contemplated by the merger agreement.
Conduct of Business Pending the Merger
Pursuant to the merger agreement, CASMED covenants and agrees that, between the date the merger agreement and the earlier of the effective time of the merger and the date, if any, on which this the merger agreement is terminated in accordance with the provisions thereof, except as prohibited or required by applicable Law, as may be consented to in writing by Edwards, as may be expressly required pursuant to the merger agreement, or as set forth on CASMED’s disclosure letter, CASMED shall, and shall cause each of its subsidiaries to, conduct the business of CASMED and its subsidiaries in all material respects in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve its assets and business organization intact in all material respects and maintain its existing business relations and goodwill with customers, suppliers, licensors, distributors, governmental authorities, independent contractors, employees, business partners and others having material business relationships with it. Without limiting the generality of foregoing, CASMED has agreed to certain restrictions on its and its subsidiaries ability to take certain actions between signing of the merger agreement and the effective time, including:
•
amend or otherwise change the certificate of incorporation or the bylaws (or such similar organizational or governing documents of any subsidiary of CASMED);

•
adjust, split, reverse split, combine, subdivide, reclassify, redeem, purchase, repurchase or otherwise acquire, directly or indirectly, or amend the terms of, CASMED’s or any of its subsidiaries’ securities, including any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire any of such securities;

•
issue, sell, pledge, modify, transfer, dispose of, encumber or grant, or authorize the same with respect to, directly or indirectly, any of CASMED’s or any of its subsidiaries’ securities, including any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire such securities (other than with respect to the exercise of outstanding stock options or warrants or the conversion of the CASMED preferred stock, and pursuant to automatic exercise rights under the ESPP on the last day of any applicable offering period thereunder (subject to the termination of such period under merger agreement));
•
declare, set aside, authorize, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to CASMED’s or any of its subsidiaries’ securities, other than ordinary course accretion with respect to CASMED’s preferred stock in accordance with CASMED’s certificate of incorporation;

•
establish, adopt, enter into, materially amend or terminate any benefit plan, or any plan, program, policy, practice, agreement or other arrangement that would be a benefit plan if it had been in existence on the date of the merger agreement (other than offer letters that provide for at-will employment without either severance or change in control benefits); grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment, or increase the base salary and/or cash bonus opportunity to any director, officer, employee, or consultant of CASMED or any subsidiary, except in each case, as required by applicable law or under the terms of any benefit plan disclosed in CASMED’s disclosure letter and in effect as of the date of the merger agreement or in the case of increases in annual base salaries and the payment or grant of cash incentive compensation payable to any of its current employees who are not officers, at times and in dollar amounts in the ordinary course of business in connection with CASMED’s annual salary review process consistent with past practice; accelerate or take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee, or consultant of CASMED or any subsidiary except as required under the terms of any benefit plan in effect as of the date of the merger agreement; enter into, extend, amend or modify, or terminate any employment, severance, termination, change in control, retention, individual consulting or other similar agreement with any current or former director, officer, employee, or consultant of, or individual service provider to, CASMED or any of its subsidiaries (other than offer letters that provide for at-will employment without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired in the ordinary course of business and consistent with past practice and whose annual base compensation does not exceed $180,000 individually); or communicate with the employees of the CASMED or any of its subsidiaries regarding the compensation, benefits or other treatment they will receive following the effective time of the merger, unless such communication is approved by Edwards in advance of such communication or required by applicable law;

•
hire, promote or terminate the employment of  (other than for cause, death or disability) any employee at a level of Vice President or higher, with annual base compensation above $180,000, or outside the ordinary course of business;

•
take any action requiring notice to employees, or triggering any other obligations, under the WARN Act or any similar state, local or foreign law prior to the closing date of the merger;

•
waive, release or limit any restrictive covenant of any current or former employee or independent contractor of CASMED or any subsidiary;

•
make any loan or advance to (other than travel and similar advances to its employees in the ordinary course of business and consistent with past practice), or capital contribution to, or investment (other than purchases of inventory or supplies in the ordinary course of business consistent with past practice or capital expenditures permitted pursuant the merger agreement) in, any person;

•
forgive any loans or advances to any officers, employees or directors of CASMED or any of its subsidiaries, or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

•
acquire (including by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, any division of any of the foregoing, any equity interest in any of the foregoing, any real property or any interest therein, or all or any material portion of the assets, business or properties of any person;

•
sell, pledge, dispose of, transfer, abandon, lease (as lessor), license (except in accordance with the merger agreement) mortgage, incur any lien on or otherwise transfer or encumber any material portion of the tangible or intangible assets, business, any real property or any interest therein, properties or rights of CASMED or any of its subsidiaries except sales of product inventory or disposal of immaterial tangible assets in the ordinary course of business and consistent with past practice; (other than permitted liens);

•
enter into any new line of business;

•
create any new subsidiaries;

•
pay, discharge or satisfy any indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than indebtedness incurred by CASMED or its wholly owned subsidiaries and solely owed to CASMED or its wholly owned subsidiaries) or cancel any material indebtedness (individually or in the aggregate) or settle, waive or amend any material claims or rights;

•
incur, create, assume or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any indebtedness, including by the issuance of any debt security, other than draw-downs pursuant to CASMED’s existing revolving loan facility or the payment of annual insurance policy premiums in monthly installments in accordance with past practice, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any indebtedness of any person, including by the issuance of any debt security and the assumption or guarantee of obligations of any person (or enter into a “keep well” or similar arrangement) or issue or sell any debt securities of CASMED or any of its subsidiaries, including options, warrants, calls or similar rights, in each case, to acquire any debt securities of CASMED or any of its subsidiaries;

•
amend, extend, renew, terminate (other than at its stated termination date) or enter into, or agree to any amendment or modification of, or waive, release or assign any material rights under, any material contract, any contract that would have been a material contract or a lease had it been entered into prior to the date of merger agreement or any lease for any leased real property (subject to certain exceptions), in the ordinary course of business consistent with past practice; provided, however, that the foregoing exception shall not apply to any contract that requires or provides for consent, acceleration, termination or any other material right or consequence triggered in whole or in part by the merger or any of the other transactions contemplated by the merger agreement;

•
negotiate, amend, modify, extend, enter into or terminate any labor agreement, except as required pursuant to an applicable contract in effect as of the date of the merger agreement;

•
make any material change to its or any of its subsidiaries’ methods, policies and procedures of accounting, except as required by GAAP or Regulation S-X of the Exchange Act;

•
make or agree to make any capital expenditures exceeding $100,000 in the aggregate, other than the consignment of CASMED’s products to customers in the ordinary course of business;

•
agree to, or otherwise commence to, release, compromise, assign, settle, or resolve, in whole or in part, any threatened or pending proceeding or insurance claim, other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by CASMED or any of its subsidiaries of an amount not greater than $100,000 (net of insurance proceeds) in the aggregate;

•
fail to use reasonable best efforts to maintain in effect material insurance policies covering CASMED and its subsidiaries and their respective properties, assets and businesses;

•
sell, transfer, assign, lease, license or otherwise dispose of  (whether by merger, stock or asset sale or otherwise) to any person any rights to any intellectual property material to CASMED and its subsidiaries, taken as a whole (except for licensing non-exclusive rights for the primary purpose of conducting clinical research, entered into with a clinical research organization; material transfer, sponsored research or other similar matters; establishing confidentiality or non-disclosure obligations; conducting clinical trials; or manufacturing, labeling or selling CASMED’s or any of its subsidiaries’ products); cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to patents expiring in accordance with their terms) any of CASMED’s intellectual property; fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any registered intellectual property including allowing any such patent families with pending applications to close by not filing a continuing application; make any change in CASMED’s intellectual property that is or would reasonably be expected to materially impair CASMED’s or any of its subsidiaries’ rights with respect to CASMED’s intellectual property; disclose to any person (other than representatives of Edwards and Merger Sub), any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information to a person that is subject to confidentiality obligations; or fail to take or maintain reasonable measures to protect the confidentiality and value of trade secrets included in CASMED’s intellectual property;

•
except as required by applicable law, make or change any tax election or adopt or change any method of tax accounting; file any amended material tax return except in the ordinary course of business; settle or compromise any audit, assessment or other proceeding relating to taxes that could have a material effect on CASMED or its subsidiaries in any taxable period (or portion thereof) starting on or after the closing of the merger; agree to an extension or waiver of the statute of limitations with respect to income or other material taxes; enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to any tax; or surrender any right to claim a tax refund;

•
merge or consolidate CASMED or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of CASMED or any of its subsidiaries; or

•
enter into any agreement, contract, commitment or arrangement to do, or adopt any resolutions approving or authorizing, or announce an intention to do, any of the foregoing.

Proxy Statement and CASMED Stockholders’ Meeting
The merger agreement requires that CASMED shall use reasonable best efforts to file the preliminary Proxy Statement with the SEC as soon as reasonably practicable (and in any event will file the preliminary Proxy Statement within fifteen (15) business days after the date of the merger agreement). CASMED shall use its reasonable best efforts to respond to any comments of the SEC or its staff, to clear the preliminary Proxy Statement with the SEC as promptly as reasonably practicable after filing and to cause the Proxy Statement to be mailed to CASMED’s stockholders as promptly as reasonably practicable thereafter. CASMED shall advise Edwards promptly after receipt of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. CASMED shall promptly provide Edwards with copies of all written correspondence between CASMED (or its representatives) and the SEC (or its staff) regarding the Proxy Statement or the merger. If at any time prior to the special meeting of CASMED’s stockholders called for purposes of approving the merger there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, CASMED shall as promptly as reasonably practicable prepare and mail to its stockholders such an amendment or supplement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or its staff) with respect thereto, CASMED shall provide Edwards an opportunity to review and comment on such document or response (and CASMED shall give reasonable consideration to all reasonable comments provided by Edwards or its representatives)
Subject to the earlier termination of the merger agreement in accordance with its termination provisions, CASMED shall, as soon as reasonably practicable following the date of the merger agreement (in consultation with Edwards), conduct one or more “broker searches,” establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking CASMED’s stockholders’ approval of the proposed merger and shall submit such proposal to such holders at the stockholder meeting and, except for a proposal to adjourn the stockholders’ meeting if there are insufficient affirmative votes represented at the meeting to obtain the requisite stockholder approval of the proposed merger and any other proposal required by law, shall not submit any other proposal to such holders in connection with the stockholders’ meeting without the prior written consent of Edwards.
CASMED shall not change such record date for the stockholders’ meeting without the prior written consent of Edwards and shall not adjourn or otherwise postpone or delay the stockholders’ meeting without the prior written consent of Edwards; provided, however, that CASMED may, without the prior written consent of Edwards, adjourn or postpone the stockholders’ meeting:
•
if as of the time for which the stockholders’ meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of CASMED’s common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the stockholders’ meeting;

•
after consultation with Edwards, to the extent necessary to ensure the distribution of any supplement or amendment to the Proxy Statement required by law within a reasonable amount of time in advance of the stockholders’ meeting;

•
if there are insufficient affirmative votes represented (either in person or by proxy) at the stockholders’ meeting to obtain the requisite stockholder approval; or

•
after consultation with Edwards, to the extent otherwise required to comply with applicable law.

The merger agreement further provides that, unless agreed to in writing by Edwards, any such adjournment or postponement under the first and third bullets above shall be for a period of no more than ten (10) business days each, and CASMED shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to the first and third bullets above (in the aggregate). No postponement contemplated by the first and third bullets above shall be permitted if it would require a change to the record date for the stockholders’ meeting. If requested by Edwards, CASMED shall effect an adjournment or postponement of the stockholders’ meeting under the circumstances contemplated by the first and third bullets above for a period of up to ten (10) business days each (provided, however, that Edwards shall only make up to two (2) such requests, and no such request for a postponement shall be permitted if it would require a change in the record date for the stockholders’ meeting).
If CASMED’s board of directors has not made a Company Adverse Recommendation Change, CASMED shall, through its board of directors, make the recommendation that the CASMED stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger (the “Company Recommendation”), and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the merger agreement. Notwithstanding any Company Adverse Recommendation Change, unless the merger agreement is terminated in accordance with its terms, the foregoing obligations of CASMED shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to CASMED of any Company Acquisition Proposal (whether or not a Company Superior Proposal).
Immediately following the execution of the merger agreement, Edwards shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the merger agreement.

Non-Solicitation of Alternative Proposals
From the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms, except as expressly permitted in connection with a Company Acquisition Proposal or a Company Superior Proposal (each as described below), CASMED shall immediately cease and cause to be terminated, and shall cause its subsidiaries and its subsidiaries’ representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any persons with respect to any Company Acquisition Proposal other than Edwards or any of its affiliates. Furthermore, CASMED shall not, and shall cause its subsidiaries and its and its subsidiaries’ representatives to not, directly or indirectly:
•
initiate, seek, solicit, facilitate or knowingly encourage, or induce or take any other action designed or intended to lead to, or that would reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any company acquisition proposal;

•
enter into, continue or otherwise participate in any negotiations or discussions with, or furnish or cause to be furnished any information or data to, or furnish access to CASMED’s (or any of its subsidiaries’) properties with respect to, or otherwise cooperate in any way with, any person relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal or grant any waiver or release under (or terminate, amend or modify any provision of), or fail to enforce to the fullest extent permitted under applicable law, any confidentiality or standstill or similar agreement (except if the failure to grant a waiver or release would be inconsistent with the board of directors’ fiduciary duties under applicable law);

•
execute or enter into any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding relating to or in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal;

•
submit to the stockholders of the CASMED for their approval any Company Acquisition Proposal or Company Superior Proposal; or

•
resolve to do, or agree or announce an intention to do, any of the foregoing.

The merger agreement requires that CASMED shall not provide (and will cause its subsidiaries and its and its subsidiaries’ representatives to not provide) and shall promptly (but in no event later than 24 hours following the date of the merger agreement) terminate access of any third person (and its representatives, other than Edwards or any of its affiliates or representatives) to any data room (virtual or actual) containing any of CASMED’s (or any subsidiary of the CASMED’s) confidential information granted in connection with, or with the intent of obtaining, any possible Company Acquisition Proposal.
The merger agreement requires that CASMED shall, and shall cause its subsidiaries and its and its subsidiaries’ representatives to, use their respective reasonable best efforts to cause any such third person (and its representatives, other than Edwards or any of its affiliates or representatives) in possession of confidential information about CASMED or any of its subsidiaries (or its or its subsidiaries’ businesses or operations) to return or destroy all such information, and CASMED shall within twenty-four (24) hours of the date the merger agreement, demand the return or destruction of all confidential information and materials provided to any third persons relating to a possible Company Acquisition Proposal.
The merger agreement also provides that, notwithstanding the foregoing limitations, at any time prior to obtaining the approval of the merger agreement by CASMED’s stockholders, if CASMED or its representatives receive a bona fide written Company Acquisition Proposal from a third person that did not result from a breach of the non-solicitation provisions of the merger agreement, then CASMED may (i) furnish information concerning its business, properties or assets to such third person pursuant to a customary confidentiality agreement that (a) does not contain any provision prohibiting or otherwise restricting CASMED’s ability to comply with any of the terms of the Merger Agreement and (b) contains provisions that are no less favorable in the aggregate to CASMED, or less restrictive to the party making such Company Acquisition Proposal (in comparison to Edwards), than those contained in the confidentiality agreement between CASMED and Edwards (provided, however, that such agreement need not contain any standstill agreement or similar obligation) (referred to as an “Acceptable Confidentiality Agreement”) and (ii) negotiate and participate in discussions and negotiations with such third person concerning such Company Acquisition Proposal, in each case of clause (i) and (ii), if and only if the CASMED board of directors determines in good faith (after consultation with CASMED’s financial advisors and outside legal counsel) that (x) such Company Acquisition Proposal constitutes or is reasonably likely to constitute a Company Superior Proposal and (y) the failure to take such action would be inconsistent with the board of directors’ fiduciary duties under applicable law.
CASMED has agreed in the merger agreement that it shall promptly (and in any case within twenty-four (24) hours) provide Edwards notice of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of such Company Acquisition Proposal, and of any inquiries, proposals or offers received by, any requests for information from, or any discussions or negotiations sought to be initiated or continued with, CASMED, any of its subsidiaries or any of its or its subsidiaries’ representatives concerning a Company Acquisition Proposal or proposal that is reasonably likely to constitute or lead to or result in a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the terms (including any amendments thereto) of such inquiry, offer, proposal, request, discussion or negotiation and, in the case of written materials, provide copies of such materials.
CASMED has also agreed in the merger agreement that it shall substantially concurrently (and in any case within twenty-four (24) hours) make available to Edwards all information, including copies of all written materials, provided by CASMED or any of its subsidiaries or its or its subsidiaries’ representatives to such party but not previously made available to Edwards and shall keep Edwards reasonably informed on a prompt basis (and, in any case, within twenty-four (24) hours of any significant development, discussions or negotiations) of the status and details (including amendments and proposed amendments) of any such company acquisition proposal or other inquiry, offer, proposal, request, discussion or negotiation (which shall include copies of all drafts and final versions (and any comments thereon) of agreements (including schedules and exhibits thereto) relating to any company acquisition proposal exchanged between the CASMED or its subsidiaries or any of its or its subsidiaries’ representatives in each case thereof, on the one hand, and the person making such company acquisition proposal or such other inquiry, offer or proposal, on the other hand).
For purposes of the merger agreement, the term “Company Acquisition Proposal” means an inquiry, proposal or offer (whether or not in writing) from any person (other than Edwards or any of its subsidiaries) relating to, or that is reasonably expected to lead to (in one transaction or a series of transactions), any:
•
merger, consolidation, share exchange, business combination, recapitalization, reorganization, dissolution, liquidation, joint venture or similar transaction involving CASMED or any subsidiary of CASMED, pursuant to which any person would beneficially own or control, directly or indirectly, fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting securities of CASMED or any subsidiary of CASMED or any resulting Edwards company of CASMED or any of its subsidiaries;

•
sale, lease, license or other disposition, directly or indirectly, of assets of CASMED (including capital stock or other equity interests of any of its Subsidiaries) or any subsidiary of CASMED representing in the aggregate fifteen percent (15%) or more of the consolidated assets, net revenues or net income of CASMED and its subsidiaries taken as a whole, or to which fifteen percent (15%) or more of the revenue, earnings or assets of CASMED and its subsidiaries, taken as a whole and on a consolidated basis, are attributable;

•
issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting securities of CASMED;

•
tender offer, exchange offer or any other transaction or series of transactions that, if consummated, would result in any person, directly or indirectly, beneficially owning or having the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting securities of CASMED; or

•
a combination of the foregoing.

For purposes of the merger agreement, the term “Company Superior Proposal” means a bona fide written Company Acquisition Proposal made after the date of the merger agreement (with all references to fifteen percent (15%) in the definition of  “Company Acquisition Proposal” being deemed to be references to eighty percent (80%)) that did not result from a breach of the non-solicitation provisions of the merger agreement and is on terms that CASMED’s board of directors determines in good faith, after consultation with CASMED’s financial advisor and outside legal counsel and taking into account at the time of determination all relevant circumstances, including the various legal, financial, regulatory and other aspects or conditions of such Company Acquisition Proposal (including but not limited to any financing requirements and the ability of the person making such proposal to consummate the transactions contemplated by such proposal):
•
to be reasonably likely to be consummated if accepted; and

•
to be more favorable to the holders of CASMED’s preferred and common stock from a financial point of view than the merger agreement and the transactions contemplated thereby.

Change of Recommendation
The merger agreement provides that CASMED’s board of directors will not effect a Company Adverse Recommendation Change except in the limited circumstances described below. For purposes of the merger agreement, a “Company Adverse Recommendation Change” would occur if CASMED’s board of directors, or any committee thereof, shall:
•
withdraw, qualify or modify in a manner adverse to Edwards, or publicly propose to withdraw, qualify or modify in a manner adverse to Edwards, the Company Recommendation;

•
approve, authorize, declare advisable, endorse or recommend (or publicly propose to approve, authorize, declare advisable, endorse or recommend) any Company Acquisition Proposal;

•
fail to include in the proxy statement the Company Recommendation;

•
fail to publicly reaffirm the Company Recommendation within ten (10) business days of receipt of a written request by Edwards to provide such reaffirmation following public disclosure of any Company Acquisition Proposal; or

•
fail to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

If at any time prior to the receipt of the approval of CASMED’s stockholders, CASMED or its board of directors receives a Company Superior Proposal that did not result from a breach of the non-solicitation provisions of the merger agreement, CASMED’s board of directors may authorize and cause CASMED to effect a Company Adverse Recommendation Change and terminate the merger agreement in accordance with its terms and concurrently with such termination enter into a definitive agreement providing for such Company Superior Proposal (subject to the satisfaction of its obligations pursuant to the merger agreement’s termination fees requirement) if:
•
CASMED’s board of directors determines in good faith, after consultation with CASMED’s outside legal counsel, that the failure to take such action would be inconsistent with CASMED’s board of director’s fiduciary duties under applicable law;

•
CASMED has notified Edwards in writing that it intends to effect a Company Adverse Recommendation Change and terminate the merger agreement;

•
CASMED has provided Edwards a copy of the proposed definitive agreements (and any related agreements) relating to such Company Superior Proposal (and has informed Edwards of the identity of the person making such Company Superior Proposal);

•
until 11:59 p.m., New York City time, on the fourth (4th) business day following delivery of the notice described in the second bullet above, CASMED and its representatives shall have discussed and negotiated with Edwards in good faith (to the extent Edwards requests to negotiate) any proposed modifications to the terms and conditions of the merger agreement (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period, which shall expire at 11:59 p.m., New York City time, on the fourth (4th) business day following the delivery of such new notice); and

•
no earlier than the end of such negotiation period, CASMED’s board of directors shall have determined in good faith (after consultation with CASMED’s financial advisor and outside legal counsel), after considering and taking into account the terms of any proposed amendment or modification to the merger agreement made by Edwards in writing during such period, that the Company Acquisition Proposal that is the subject of the notice still constitutes a Company Superior Proposal and the failure to take such action would be inconsistent with CASMED’s board of director’s fiduciary duties under applicable law.

The merger agreement does not prohibit CASMED or CASMED’s board of directors from:
•
taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; or

•
making any disclosure to its stockholders if CASMED’s board of directors determines in good faith, after consultation with CASMED’s outside legal counsel, that the failure of the CASMED’s board of directors to make such disclosure would be inconsistent with the board of director’s fiduciary duties under applicable law.

Directors’ and Officers’ Indemnification and Insurance
Pursuant to the merger agreement, Edwards and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the effective time of the merger agreement now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time of the merger agreement a director or officer of CASMED or any of its subsidiaries that are provided in the certificate of incorporation, the bylaws or any indemnification contract between such directors or officers and CASMED (in each case, as in effect on, and in the case of any indemnification contracts, to the extent made available to Edwards prior to, the date of the merger agreement) shall survive the merger and shall continue in full force and effect. For a period of six (6) years from the effective time of the merger, the surviving corporation shall, and Edwards shall cause the surviving corporation to, maintain in effect the exculpation, indemnification and advancement of expenses at least equivalent to the provisions of the certificate of incorporation and bylaws as in effect immediately prior to the effective time of the merger solely with respect to acts or omissions occurring prior to the effective time of the merger and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the applicable individuals; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the effective time of the merger, Edwards shall guarantee as surety for, and shall cause the surviving corporation to honor, in accordance with their respective terms, each of these covenants.
Prior to the effective time of the merger, CASMED shall or, if CASMED is unable to, Edwards shall cause the surviving corporation as of or after the effective time of the merger to, purchase a six (6)-year prepaid “D&O tail” insurance policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under CASMED’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, in each case with respect to matters arising on or before the effective time of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and Edwards shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the surviving corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided, however, that CASMED shall not pay, and the surviving corporation shall not be required to pay, in excess of 300% of the last annual premium paid by CASMED prior to the date of the merger agreement in respect of such “tail” policy. If CASMED or the surviving corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the effective time of the merger, Edwards shall, for a period of six (6) years from the effective time of the merger, cause the surviving corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by CASMED with respect to matters arising on or before the effective time of the merger. After the effective time of the merger, Edwards shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by CASMED prior to the date of the merger agreement in respect of the coverage required to be obtained pursuant to the terms of the merger agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount.
The covenants contained related to the directors’ and officers’ indemnification and insurance survive the consummation of the merger and are intended to be for the benefit of, and shall be enforceable by, each of the indemnified parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such person is entitled, whether pursuant to law, contract or otherwise. Such covenants shall not be terminated or modified after consummation of the merger in such a manner to adversely affect any indemnified party without the consent of such indemnified party.
In the event that Edwards or the surviving corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Edwards and the surviving corporation shall cause proper provision to be made so that the successors or assigns of Edwards or the surviving corporation, as the case may be, shall assume the obligations set forth with respect to the directors’ and officers’ indemnification and insurance.
Public Disclosure
Edwards and CASMED shall mutually agree on the initial press release or releases with respect to the execution of the merger agreement. Thereafter, subject to certain exceptions, so long as the merger agreement is in effect, neither CASMED nor Edwards, nor any of their respective affiliates, shall issue any press release or other announcement with respect to the merger, the other transactions contemplated by the merger agreement or the merger agreement without the prior consent of the other party (such consent not to be unreasonably withheld) except as such press release or other announcement may be required by law or the rules of a national securities exchange or trading market on which such party’s securities are listed, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance.
Intellectual Property Matters
CASMED has agreed, prior to the closing of the merger, to use all reasonable efforts to ensure that title in all of its registered intellectual property is recorded in the name of CASMED or one or more of its subsidiaries, as applicable, and to the extent that any such intellectual property is recorded in any governmental registry in the name of any person or there are outstanding encumbrances of any type against such intellectual property, to use all reasonable efforts to obtain appropriate assignments, discharges or other documents intended to place record ownership in the name of CASMED or any of its subsidiaries and/or effect the discharge prior to the closing, as applicable. CASMED shall use all reasonable efforts to ensure that all maintenance, annuity and other fees and all filings necessary to assure the continued enjoyment of any issued CASMED registered intellectual property, and all amendments, responses to office actions, issue fees and other fees and filings necessary to maintain the pendency of and pursue the prosecution of any pending applications, including the filing of continuation applications, have been and will be paid or filed on a timely basis through the closing.

Employee Matters
The merger agreement provides that, for the period commencing as of the effective time of the merger agreement and ending on the earlier of  (i) the date that is twelve (12) months following the effective time of the merger agreement and (ii) the date on which the employment of an employee of CASMED or any of its subsidiaries who continues his or her employment with Edwards, the surviving corporation or any of their respective affiliates following the effective time of the merger agreement terminates, Edwards, the surviving corporation or any of their respective Affiliates shall provide each continuing employee with:
•
an annual base salary at least equal to the annual base salary provided to such continuing employee immediately prior to the effective time of the merger agreement;

•
cash bonus opportunities that are no less favorable than the cash bonus opportunities provided to similarly situated employees of Edwards and its affiliates; and

•
employee benefits that are no less favorable (in the aggregate) to the employee benefits (including severance benefits but excluding for such purposes any change in control, retention, equity or equity-related benefits, and any defined benefit pension benefits) provided to similarly situated employees of Edwards and its affiliates.

Pursuant to the merger agreement, if the closing of the merger occurs after the completion of the 2018 fiscal year but prior to the payment of bonuses with respect to such fiscal year, Edwards or its subsidiaries (including the surviving corporation) shall pay an annual bonus under the applicable bonus plans of CASMED and its Subsidiaries in respect of the 2018 fiscal year to each eligible employee of CASMED or any of its subsidiaries based on actual performance levels, which payment shall be made at the time such bonuses would ordinarily be paid to eligible employees by CASMED and its subsidiaries pursuant to the terms of such plans and in compliance with Section 409A of the Code; provided that if such employee is terminated by CASMED or its subsidiaries without cause prior to the payment date, such bonus shall be paid on such employee’s termination date. If the Closing occurs during the 2019 fiscal year, Edwards or its subsidiaries (including the surviving corporation) shall pay a pro-rated annual bonus under the applicable bonus plans of CASMED and its subsidiaries in respect of the portion of the 2019 fiscal year that occurs prior to the closing of the merger to each eligible employee of CASMED or any of its subsidiaries based on target level performance through the date of closing of the merger, which payment will be made at the time such bonuses would ordinarily be paid by CASMED and its subsidiaries pursuant to the terms of such plans, but in no event later than March 15, 2020.
Edwards agrees that each continuing employee shall, as of the effective time of the merger agreement, receive full credit for service with CASMED or any of its subsidiaries prior to the effective time of the merger agreement for purposes of determining eligibility to participate, vesting and with respect to severance and vacation policies only, level of benefit under the employee benefit plans, programs and policies of Edwards, the surviving corporation or any of their respective affiliates in which such continuing employee becomes a participant (excluding any equity or equity-related benefit plan or any defined benefit pension plan); provided, however, that such service credit shall not result in the duplication of any benefits for the same period of service. With respect to each health or welfare benefit plan maintained by Edwards, the surviving corporation or any of their respective affiliates for the benefit of continuing employees (including any medical, dental, pharmaceutical or vision benefit plans), Edwards shall use its commercially reasonable efforts to cause to be waived any eligibility waiting periods, any evidence of insurability requirements or required physical examinations, actively-at-work requirements and the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of CASMED or any of its subsidiaries immediately prior to the effective time of the merger agreement; and cause each continuing employee to be given credit under such plan for all amounts paid (or otherwise deemed paid) by such continuing employee under any similar benefit plan for the plan year that includes the effective time of the merger agreement for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Edwards, the surviving corporation or any of their respective affiliates, as applicable, for the plan year in which the effective time of the merger agreement occurs; provided, however, that Edwards’ obligations to such continuing employees shall be subject to its receipt of all necessary information, from either CASMED or such continuing employee, related to such amounts paid by such continuing employee.
Unless otherwise directed in writing by Edwards at least ten (10) business days prior to the effective time of the merger agreement, CASMED shall terminate, effective as of at least one (1) day prior to the closing date of the merger agreement, any and all benefit plans intended to include a Code Section 401(k) arrangement. No later than five (5) business days prior to the closing date, CASMED shall provide Edwards with evidence that CASMED has taken action to terminate each 401(k) Plan (effective as of no later than one (1) day prior to the closing date of the merger agreement) pursuant to resolutions of CASMED’s board of directors. The form and substance of such resolutions shall be subject to review and approval of Edwards (which shall not be unreasonably withheld or delayed).
Edwards will have no obligation to continue to employ or retain the services or any continuing employee for any period of time following the closing of the merger.
Conditions to the Merger
The merger agreement requires that each party’s obligations pursuant to the merger agreement are subject to the satisfaction or (to the extent permitted by law) waiver by CASMED or Edwards at or prior to the effective time of the merger agreement of the following conditions:
•
CASMED shall have obtained the approval of the merger agreement from the holders of a majority of the aggregate voting power of the outstanding shares of CASMED’s common stock and CASMED’s Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class;

•
any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the merger shall have expired or termination thereof shall have been granted and any authorization or consent from a governmental authority required to be obtained with respect to the merger under any antitrust law as set forth on CASMED’s disclosure letter shall have been obtained and shall remain in full force and effect; and

•
no governmental authority of competent jurisdiction shall have issued or entered any order after the date of the merger agreement, and no law shall have been enacted or promulgated after the date of the merger agreement, in each case, that is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement.

Pursuant to the merger agreement, the obligations of Edwards and Merger Sub to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or (to the extent permitted by law) waiver by Edwards at or prior to the effective time of the merger agreement of the following additional conditions:
•
the representations and warranties of CASMED with respect to certain capital structure representations, authorization, the requisite company vote, conflicts with CASMED’s or any subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents), lack of a Company Material Adverse Effect (as described above), takeover statutes, brokers and the opinion of William Blair shall be true and correct in all respects (except with respect to certain capital structure representations for any de minimis inaccuracy) both as of the date of the merger agreement and as of the effective time of the merger as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date);

•
the representations and warranties of CASMED with respect to organization and qualification and certain other capital structure representations (without giving effect to any materiality qualifiers therein) shall be true and correct in all material respects both as of the date of the merger agreement and as of the effective time of the merger agreement as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be true and correct as of such specified date);
•
the other representations and warranties of CASMED contained in the merger agreement (without giving effect to any materiality or similar qualifiers contained therein) shall be true and correct both as of the date of the merger agreement and as of the effective time of the merger as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

•
CASMED shall have performed or complied in all material respects with its obligations required under the merger agreement to be performed or complied with on or prior to the effective time of the merger;

•
since the date of the merger agreement, there shall not have been any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•
Edwards shall have received a certificate signed by an executive officer of CASMED certifying certain matters as required by the merger agreement;

•
CASMED shall obtain and deliver to Edwards on or prior to the closing date of the merger agreement, a copy of any necessary consent or agreement from each holder of an option to purchase shares of CASMED common stock to effectuate the requirements of the merger agreement, in form and substance reasonably acceptable to Edwards, with respect to each option, in each case, executed by CASMED and the holder of such option, such that as of the effective time of the merger agreement, there shall be no outstanding options;

•
all warrants shall have been exercised for shares of CASMED’s common stock or terminated, such that as of the effective time of the merger agreement, there shall be no outstanding warrants;

•
CASMED shall obtain and deliver to Edwards on or prior to the closing date, a copy of any necessary consent or other instrument from each of the holders of CASMED preferred stock to effectuate the conversion of all of the shares of CASMED’s preferred stock into shares of common stock in accordance with the terms of CASMED’s certificate of incorporation, in form and substance reasonably acceptable to Edwards, such that immediately prior to the effective time of the merger there shall be no outstanding shares of CASMED’s preferred stock; and

•
there shall not be any pending proceeding in a U.S. federal district court by any governmental authority against Merger Sub, Edwards, CASMED or any of their respective subsidiaries or affiliates seeking to restrain or prohibit Edwards or Merger Sub or any of their respective affiliates from retaining any portion of Edwards’ or Merger Sub’s or such affiliates’ assets or to restrain or prohibit Edwards or Merger Sub from acquiring any material portion of CASMED’s or any of its subsidiaries’ businesses or assets, or to compel Edwards or Merger Sub or their respective subsidiaries and affiliates to dispose of or hold separate any portion of the business or assets of CASMED, Edwards or their respective subsidiaries or affiliates in connection with the merger; challenging, seeking to restrain or prohibit the merger or the other transactions contemplated by the merger agreement or seeking to obtain from CASMED, Edwards or Merger Sub or their respective affiliates any material damages or other remedy in connection with the merger; seeking to impose material limitations on the ability of Merger Sub, or render Merger Sub unable, to consummate the merger or other transactions contemplated by the merger agreement; or seeking to impose limitations on the ability of Merger Sub or Edwards to exercise full rights of ownership of the shares of CASMED’s common stock.

Pursuant to the merger agreement, the obligations of CASMED to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or (to the extent permitted by law) waiver by CASMED at or prior to the effective time of the merger agreement of the following additional conditions:
•
each of the representations and warranties of Edwards and Merger Sub contained in the merger agreement (without giving effect to any materiality or similar qualifiers contained therein) shall be true and correct as of the effective time of the merger agreement as though made on and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Edwards or any of its subsidiaries;

•
Edwards and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under the merger agreement to be performed or complied with on or prior to the effective time of the merger agreement; and

•
CASMED shall have received a certificate signed by an executive officer of Edwards certifying as to certain matters as required by the merger agreement.

Additional Covenants
The merger agreement also contains additional agreements relating to, among other things, access to information notification of certain matters, existing litigation securities regulation matters, and the payoff of an existing credit agreement.
Termination
The merger agreement may be terminated at any time before the effective time of the merger by mutual written consent of CASMED and Edwards. Additionally, either CASMED or Edwards may terminate the merger agreement under the following circumstances:
•
if the merger shall not have been consummated on or before 5:00 P.M. (New York City time) on November 8, 2019 (the “Termination Date”); provided, however, that the right to terminate the merger agreement pursuant to this clause shall not be available to any party if the failure of such party to perform or comply with any of its obligations under the merger agreement in any material respect has been the principal cause of or principally resulted in the failure of the closing to have occurred on or before the Termination Date (it being understood that Edwards and Merger Sub shall be a single entity for purposes of the foregoing proviso);

•
if any governmental authority of competent jurisdiction shall have issued or entered any order after the date of the merger agreement or any law shall have been enacted or promulgated after the date of the merger agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger or other transactions contemplated by the merger agreement, and in the case of such an order, such order shall have become final and non-appealable; provided, however, that the right to terminate the merger agreement under this clause shall not be available to a party if the failure of such party to perform or comply with any of its obligations under the merger agreement in any material respect has been the principal cause of or principally resulted in the issuance of such order (it being understood that Edwards and Merger Sub shall be a single entity for purposes of the foregoing proviso); or

•
if the required approval from CASMED’s stockholders shall not have been obtained upon a vote taken thereon at CASMED’s stockholder’s meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken.

In addition, CASMED may terminate the merger agreement under the following circumstances:
•
if Edwards or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in the merger agreement,

which breach or failure to perform would result in the failure of a condition required to complete the merger and is not capable of being cured by Edwards or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Edwards or Merger Sub on or before the earlier of the Termination Date and the date that is thirty (30) calendar days following CASMED’s delivery of written notice to Edwards of such breach or failure to perform; provided, however, that CASMED shall not have the right to terminate the merger agreement pursuant to this clause if CASMED is then in material breach of any of its obligations under the merger agreement so as to result in the failure of a condition required to complete the merger; or
•
at any time prior to receipt of the required CASMED stockholder approval, in order for CASMED to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of the merger agreement as described above; provided, however, that immediately prior to or simultaneously with such termination, CASMED pays to Edwards the company termination fee (as described below).

In addition, Edwards may terminate the merger agreement under the following circumstances:
•
if CASMED shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a condition required to complete the merger and is not capable of being cured by CASMED by the Termination Date or, if capable of being cured, shall not have been cured by CASMED on or before the earlier of the Termination Date and the date that is thirty (30) calendar days following Edwards’ delivery of written notice to CASMED of such breach or failure to perform; provided, however, that Edwards shall not have the right to terminate the merger agreement pursuant to this clause if Edwards or Merger Sub is then in material breach of any of its obligations under the merger agreement so as to result in the failure of a condition required to complete the merger; or

•
if CASMED’s board of directors shall have made a Company Adverse Recommendation Change or CASMED or CASMED’s board of directors, as applicable, shall have materially breached any of its obligations pursuant to the non-solicitation provisions of the merger agreement.

Termination Fee and Reimbursement of Expenses
If the merger agreement is terminated by:
•
Edwards pursuant to on the basis of a breach of a covenant or agreement contained in the merger agreement or either Edwards or CASMED due to failure to obtain the requisite stockholder approval or failure to consummate the merger by the Termination Date and prior to any such termination, a Company Acquisition Proposal has been publicly disclosed and not publicly withdrawn at least three (3) business days prior to the stockholders’ meeting or is otherwise known to CASMED’s board of directors and not withdrawn (publicly, if publicly disclosed) prior to such termination in the case of termination, and (2) within twelve (12) months after any such termination, any company acquisition proposal is consummated or CASMED enters into a definitive agreement with respect to any company acquisition proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this provision of the merger agreement, the references to “fifteen percent (15%)” with all references to fifteen percent (15%) in the definition of  “company acquisition proposal” being deemed to be references to “fifty percent (50%)”);

•
CASMED, prior to the requisite stockholder approval so that CASMED may enter into a Company Superior Proposal; or

•
Edwards, if CASMED’s board of directors has made a Company Adverse Recommendation Change or CASMED or its board of directors are in material breach of the provisions in the merger agreement related to non-solicitation;

then, in any such case, CASMED shall pay to Edwards a termination fee in the amount of  $3,500,000.
If the merger agreement terminated by either Edwards or CASMED due to the failure to obtain the requisite stockholder approval, CASMED shall pay Edwards the reasonable and documented out of pocket costs and expenses, including all fees and expenses incurred in connection with the financing of the transactions contemplated by the merger agreement and the fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred by Edwards and Merger Sub in connection with the merger and the transactions contemplated thereby in an amount not to exceed $1,000,000; provided, however, that any payment shall not affect Edwards’ right to receive any transaction fee otherwise due pursuant to the provisions related to the termination fee, but shall reduce, on a dollar for dollar basis, any termination fee which becomes due and payable thereby.
The merger agreement states that in the event that the termination fee becomes payable and is paid by CASMED, then the termination fee is the sole and exclusive remedy for monetary damages for Edwards and Merger Sub under the merger agreement, except to the extent that any liability or damages result from any material and intentional breach of the merger agreement or fraud.
If CASMED fails to pay the termination fee when due, CASMED will also be required to pay any costs and expenses (including attorneys’ fees) incurred by Edwards in connection with any legal action taken in order to obtain such payment, together with interest on the amount due.
Waiver
At any time prior to the effective time of the merger, subject to applicable law, any party to the merger agreement may extend the time for the performance of any obligation or other act of any other party, waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant to the merger agreement and waive compliance by any other party with any agreement or condition of such party contained herein (it being understood that Edwards and Merger Sub shall be a single entity for purposes of this clause). Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by CASMED, Edwards or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Amendment
The merger agreement may be amended by mutual agreement of the parties in writing at any time; provided, however, that after the required CASMED stockholder approval has been obtained, there shall not be any amendment that by applicable law or in accordance with the applicable rules of any stock exchange requires further approval by the stockholders of CASMED without such further approval of such stockholders nor any amendment or change not permitted under applicable law.
Governing Law; Jurisdiction; Waiver of Jury Trial
The merger agreement and all proceedings arising out of or relating to the agreement or the actions of Edwards, Merger Sub or CASMED in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware. Each of the parties, with respect to any legal claim or proceeding arising out of the merger agreement or the transactions contemplated by the merger agreement, expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, agrees that it will not bring any claim or proceeding relating to the merger agreement or the transactions contemplated by the merger agreement except in such courts and irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or proceeding arising out of or relating to the merger agreement. Notwithstanding the foregoing, each of Edwards, Merger Sub and CASMED agrees that a final and nonappealable judgment in any proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of Edwards, Merger Sub and CASMED irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) between any of them directly or indirectly arising out of or relating to the merger agreement or the actions of Edwards, Merger Sub or CASMED in the negotiation, administration, performance and enforcement thereof.
Specific Performance
The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any party does not perform the provisions of the merger agreement (including failing to take such actions as are required of it hereunder to consummate the merger agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that, prior to any valid termination of the merger agreement in accordance with its termination provision, in the event of any breach or threatened breach by CASMED, on the one hand, or Edwards or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in the merger agreement, CASMED, on the one hand, and Edwards and Merger Sub, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that, prior to any valid termination of the merger agreement in accordance with the termination provision, it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction, and each party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.

APPRAISAL RIGHTS
If the merger is consummated, stockholders who continuously hold shares of common stock through the effective time, who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares and who do not withdraw their demands or otherwise lose their rights of appraisal will be entitled to seek appraisal of their shares in connection with the merger under Section 262 the DGCL (“Section 262”). The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement as Annex C and incorporated herein by reference. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of common stock unless otherwise expressly noted herein. Only a holder of record of shares of common stock is entitled to demand appraisal of the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock held of record in the name of another person, such as a bank, broker, trust or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of our common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or the other nominee.
Under Section 262, if the merger is completed, holders of shares of common stock who: (1) submit a written demand for appraisal of their shares, (2) do not vote in favor of the adoption of the merger agreement; (3) continuously are the record holders of such shares through the effective time; and (4) otherwise exactly follow the procedures set forth in Section 262 may be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid on the amount determined to be fair value, if any, as determined by the court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders who have asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of common stock as measured in accordance with subsection (g) of Section 262; or (b) the value of the aggregate per share merger consideration in respect of the shares of common stock for which appraisal rights have been pursued and perfected exceeds $1 million (conditions (a) and (b) referred to as the “ownership thresholds”). Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each stockholder entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case such interest will accrue after the time of such payment only on an amount that equals the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery, in addition to any interest accrued prior to the time of such voluntary cash payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement constitutes CASMED’s notice to stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 is attached to this proxy statement as Annex D. In connection with the merger, any holder of shares of common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Annex D carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A stockholder who fails to timely and properly assert his, her or its appraisal rights (or who, as more fully discussed below, timely withdraws any demand for appraisal)

will be entitled to receive the merger consideration described in the merger agreement. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, CASMED believes that if a stockholder considers exercising such rights, that stockholder should seek the advice of legal counsel.
Stockholders wishing to exercise the right to seek an appraisal of their shares of common stock must do ALL of the following:
•
the stockholder must not vote in favor of the proposal to adopt the merger agreement;

•
the stockholder must deliver to CASMED a written demand for appraisal before the vote on the merger agreement at the special meeting;

•
the stockholder must continuously hold the shares from the date of making the demand through the effective time (a stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time); and

•
the stockholder (or any person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, one of the ownership thresholds described above must be met.
Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must affirmatively vote against the adoption of the merger agreement, abstain or not vote its shares.
Filing Written Demand
Any holder of shares of common stock wishing to exercise appraisal rights must deliver to CASMED, before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote or submit a proxy in favor of the adoption of the merger agreement. A holder of shares of common stock exercising appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting, or otherwise fail to vote, on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement (whether by proxy or otherwise) nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement and a proxy or vote against the adoption of the merger agreement will not constitute a written demand. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the Special Meeting of CASMED stockholders will constitute a waiver of appraisal rights.
Only a holder of record of shares of common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock must be executed by or on behalf of the holder of record, and must reasonably inform CASMED of the identity of the holder and state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.
STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE OR BANK ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR BANK, BROKER OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKER OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.
All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, Connecticut 06405
Attention: Secretary
Any holder of shares of common stock who has delivered a written demand to CASMED and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to CASMED a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the per share merger consideration within 60 days after the effective time. If an appraisal proceeding is commenced and CASMED, as the Surviving Corporation, does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a stockholder, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the per share merger consideration being offered pursuant to the merger agreement.
Notice by the Surviving Corporation
If the merger is completed, within 10 days after the effective time, the Surviving Corporation will notify each holder of shares of common stock who has properly made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective and the effective date thereof.
Filing a Petition for Appraisal
Within 120 days after the effective time, but not thereafter, the Surviving Corporation or any holder of shares of common stock who has complied with Section 262 and is entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder (or beneficial owner), demanding a determination of the fair value of the shares held by all dissenting stockholders entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders should not assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of common stock. Accordingly, any holders of shares of common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of common stock within the time and in the manner prescribed in Section 262. The failure of a holder of common stock to file such a petition within the period specified in Section 262 could nullify the stockholder’s previous written demand for appraisal.
Within 120 days after the effective time, any holder of shares of common stock who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which CASMED has received demands for appraisal, and the aggregate number of holders of such shares. The Surviving Corporation must mail this statement to the requesting stockholder within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the Surviving Corporation the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.
If a petition for an appraisal is duly filed by a holder of shares of common stock and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the written statement described above at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court. The costs of these notices are borne by the Surviving Corporation. After notice to stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates (if any) to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss that stockholder from the proceedings. The Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders who have asserted appraisal rights if neither of the ownership thresholds is met.
Determination of Fair Value
After determining the holders of common stock entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on an amount that equals the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery, in addition to any interest accrued prior to the time of such voluntary payment, unless paid at such time.

In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.
Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share merger consideration. Neither CASMED nor Parent anticipates offering more than the per share merger consideration to any stockholder exercising appraisal rights, and each of CASMED and Parent reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock is less than the per share merger consideration. If a petition for appraisal is not timely filed, or if neither of the ownership thresholds described above has been satisfied as to stockholders seeking appraisal rights, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised. In the absence of such determination or assessment, each party bears its own expenses.
If any stockholder who demands appraisal of his, her or its shares of common stock under Section 262 fails to perfect, or effectively loses or withdraws, such holder’s right to appraisal, the stockholder’s shares of common stock will be deemed to have been converted at the effective time into the right to receive the per share merger consideration, without interest. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time, if neither of the ownership thresholds described above has been satisfied as to stockholders seeking appraisal rights or if the stockholder delivers to the Surviving Corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the per share merger consideration in accordance with Section 262.
From and after the effective time, no stockholder who has demanded appraisal rights will be entitled to vote such shares of common stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of common stock, if any, payable to stockholders as of a time prior to the effective time. If no petition for an appraisal is filed, if neither of the ownership thresholds described above has been satisfied as to the stockholders seeking appraisal rights, or if the stockholder delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal and an acceptance of the merger, either within 60 days after the effective time or thereafter with the written approval of the Surviving Corporation, then the right of such stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the foregoing shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time.
Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

PROPOSAL 2
AUTHORITY TO ADJOURN THE SPECIAL MEETING
The Adjournment Proposal
If at the special meeting, our board of directors determines it is necessary to adjourn the special meeting, we intend to move to adjourn the special meeting. For example, our board of directors may make such a determination if the number of shares of CASMED stock represented and voting in favor of the proposal to adopt the merger agreement at the special meeting is insufficient to adopt that proposal under the DGCL, in order to enable our board of directors to solicit additional votes in respect of such proposal. If our board of directors determines that it is necessary to adjourn the special meeting, we will ask our stockholders to vote only upon the proposal to adjourn the special meeting, and not the proposal to adopt the merger agreement.
In this proposal, we are asking you to authorize the holder of any proxy solicited by our board of directors to vote in favor of the proposal to adjourn the special meeting to another time and place. If the stockholders approve the proposal to adjourn the special meeting, we could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional votes, including the solicitation of votes from stockholders that have previously voted. Among other things, approval of the proposal to adjourn the special meeting could mean that, even if we had received proxies representing a sufficient number of votes against the proposal to adopt the merger agreement to defeat that proposal, we could adjourn the special meeting without a vote on the merger agreement and seek to convince the holders of those shares to change their votes to votes in favor of the proposal to adopt the merger agreement.
Board of Directors Recommendation
Our board of directors unanimously recommends that you vote “FOR” the proposal to adjourn the special meeting.

PROPOSAL 3
ADVISORY VOTE REGARDING GOLDEN PARACHUTE COMPENSATION
Advisory Vote Regarding Golden Parachute Compensation
The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K under the Exchange Act, which requires disclosure of information about compensation for each “named executive officer” of CASMED that is based on or otherwise relates to the merger. The compensation described below is referred to as “golden parachute compensation.” Further details regarding the following forms of golden parachute compensation payable in connection with the merger can be found at “Proposal 1: Adoption of the Merger Agreement — Interests of Certain Persons in the Merger,” and the table below.
Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that we seek a non-binding advisory vote from our stockholders to approve the golden parachute compensation payable to our named executive officers in connection with the merger. We are asking our stockholders to approve, on an advisory basis, the golden parachute compensation payable to our named executive officers in connection with the merger.
Severance Payments and Benefits
CASMED and Messrs. Patton, Baird and Gamelin are parties to employment agreements, which provide for certain severance payments and benefits in connection with a qualifying termination of employment following the proposed merger. The employment agreements also provide that each of the executives will be subject to certain non-competition and non-solicitation restrictions for one (1) year following termination of employment. If the executive were to violate such restrictions during the severance period, then such executive would forfeit any remaining severance payments. For a description of the employment agreements, see “Employment Agreements” beginning on page 51 of this proxy statement.
Assuming that the merger occurs on April 30, 2019 and an involuntary termination occurs immediately thereafter, as described further below, Messrs. Patton, Baird and Gamelin will also be eligible to receive a pro rata portion of their annual bonus under CASMED’s 2019 management bonus program based on target level performance.
None of the named executive officers will receive a tax gross-up in connection with the merger.
Equity Awards
Stock Options
As of the effective time of the merger, assuming the consent of each option holder is obtained, all options to acquire shares of CASMED common stock that are outstanding and unexercised (whether vested or unvested) will be cancelled and converted into a right to receive (i) as to those options with an exercise price that is equal to or less than $2.45 per share, the product of  (x) the excess of  $2.45 over the exercise price per share of the applicable option, and (y) the number of shares subject to the applicable option, less any applicable withholding taxes. Messrs. Patton, Baird and Gamelin have agreed to cancel any options with an exercise price that exceeds $2.45 per share, without payment of additional consideration.
Restricted Stock Awards
As of the effective time of the merger, each award of CASMED common stock that is subject to vesting conditions (each referred to in this proxy statement as a restricted stock award) will be vested, and each holder of a restricted stock award will have the right to receive an amount in cash equal to (x) the number of shares of CASMED common stock subject to such restricted stock award, multiplied by (y) $2.45, less any applicable withholding taxes.
Notwithstanding the foregoing, 150,000 shares of restricted stock subject to performance-based vesting conditions underlying an Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Thomas M. Patton, will be cancelled, with no further consideration due to Mr. Patton.

Supplemental Transaction Bonus
Messrs. Patton, Baird and Gamelin are eligible to receive a supplemental transaction bonus, pursuant to which each executive will be eligible for a lump sum cash transaction bonus payment upon closing of the proposed merger. In order to be eligible for the transaction bonus, each executive generally must remain employed through the proposed merger.
Estimated Payments and Benefits
The table below sets forth an estimate of the approximate values of golden parachute compensation that may become payable to our named executive officers in connection with the merger, as described herein and under the heading “Proposal 1: Adoption of the Merger Agreement — Interests of Certain Persons in the Merger.” The footnotes to the table below distinguish between the benefits available in connection with the merger without a qualifying termination (“single-trigger” benefits) and the benefits payable upon a qualifying termination of employment in connection with the merger (“double-trigger” benefits). In accordance with SEC rules, the table assumes the closing of the merger occurs on April 30, 2019, and the employment of our named executive officers is terminated without cause immediately following the closing on April 30, 2019. If the merger were to close, and the associated terminations of employment were to occur, on a date other than April 30, 2019, certain amounts paid to the named executive officers may be higher or lower than the amounts shown in the table. The information below is based on the merger consideration of  $2.45 per share.
Named Executive Officer	Cash(1) $	Equity(2) $	Pension/Non- Qualified Compensation(3) $	Perquisites/ Benefits(4) $	Tax Reimbursement(5) $	Other(6) $	Total $
Thomas M. Patton	417,929	612,975	—	20,003	—	325,000	1,375,907
Jeffery A. Baird	273,891	280,888	—	20,003	—	240,000	814,782
John K. Gamelin	135,528	280,888	—	20,003	—	220,000	656,419

(1)
Cash.   Represents the aggregate amount of double-trigger cash severance payments to be paid by CASMED (or the surviving corporation in the merger) following a qualifying termination of employment within two years (in the case of Messrs. Patton and Baird) or six (6) months (in the case of Mr. Gamelin) following a change in control of CASMED in an amount equal to the executive’s annual base salary (in the case of Messrs. Patton and Baird) or one half of the executive’s annual base salary (in the case of Mr. Gamelin), payable over a period of one (1) year after termination. Additionally, each of the executives would be eligible to receive a pro-rata portion of the executive’s target bonus under the 2019 management bonus plan. The 2019 management bonus payment assumes 100% achievement of applicable targets and would be payable in 2020 consistent with Edwards’ bonus payment schedule (but in no event later than March 15, 2020). The amount for each executive officer represents the following amounts: Mr. Patton: $358,225 for base salary continuation and $59,704 representing the pro rata portion of the 2019 management bonus; Mr. Baird: $248,992 for base salary continuation and $24,899 representing the pro rata portion of the 2019 management bonus; Mr. Gamelin: $112,940 for base salary continuation and $22,588 representing the pro rata portion of the 2019 management bonus.

(2)
Equity.   Represents the single-trigger cash lump sum payment that will result from the acceleration of unvested options and restricted stock awards upon the completion of the merger.

The amount for each named executive officer represents the following amounts: Mr. Patton: $80,100 for unvested options and $532,875 for restricted stock awards; Mr. Baird: $26,700 for unvested options and $254,188 for restricted stock awards; Mr. Gamelin: $26,700 for unvested options and $254,188 for restricted stock awards. It does not include 150,000 restricted stock awards subject to performance-based vesting conditions underlying an Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CASMED and Thomas M. Patton, which will be cancelled, with no further consideration due to Mr. Patton.

The payment is determined on a pre-tax basis based on the number of shares underlying awards held as of January 31, 2019, multiplied by $2.45 per share over the exercise price of the award (with respect to options) and $2.45 per share (in the case of restricted stock awards). For the total payments payable in respect of all stock options and restricted stock awards, see “Proposal 1: Adoption of the Merger Agreement — Interests of Certain Persons in the Merger.”
(3)
Pension/Non-Qualified Deferred Compensation.   None of the named executive officers will receive any pension or non-qualified deferred compensation benefits in connection with the merger.

(4)
Perquisites/Benefits.   Represents the value of the company payment toward continued medical coverage under COBRA at the active employee rate for the twelve (12) month period following termination of employment pursuant to their employment agreements. These benefits are double-trigger.

(5)
Tax Reimbursement.   None of the named executive officers will receive a tax gross-up in connection with the merger.

(6)
Other.   Represents the amount of a single-trigger cash lump sum transaction bonus to be paid by CASMED (or the surviving corporation in the merger) upon closing of the merger.

(7)
Total.   The following table shows, for each named executive officer, the amounts of golden parachute compensation that are single-trigger or double-trigger in nature, as the case may be. Single-trigger amounts include the amounts shown in the “Equity” and “Other” columns of the table above. Double-trigger amounts include the amounts shown in the “Cash” and “Perquisites/Benefits” columns. The total amounts do not reflect any reductions which may be made to payments which constitute “parachute payments” under the Code.

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that we seek a non-binding advisory vote from our stockholders to approve the golden parachute compensation payable to our named executive officers in connection with the merger. Accordingly, we are asking you to approve the following resolution:
“RESOLVED, that the stockholders approve, on an advisory (non-binding) basis, the agreements or understandings with and items of compensation payable to the named executive officers of CASMED that are based on or otherwise relate to the merger, as disclosed in the section of the Proxy Statement entitled “Proposal 3: Advisory Vote Regarding Golden Parachute Compensation.”
Board of Directors Recommendation
Our board of directors unanimously recommends that you vote “FOR” approval of the non-binding advisory proposal on the golden parachute compensation payable to our named executive officers in connection with the merger.
Approval of the “golden parachute compensation” proposal is not a condition to the completion of the merger. The vote with respect to the “golden parachute compensation” proposal is an advisory vote and will not be binding on us or Edwards. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the non-binding advisory vote, if the merger agreement is adopted by the stockholders and completed, our named executive officers will receive the “golden parachute compensation” to which they may be entitled.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS
Ownership of CASMED Common Stock by Certain Beneficial Owners
The following table sets forth certain information known to CASMED regarding the beneficial ownership of CASMED common stock as of February 15, 2019, except as specified below, by: (i) CASMED’s Chief Executive Officer and each of the next two most highly compensated executive officers for the year ended December 31, 2018 (referred to in this proxy statement as the named executive officers); (ii) each director of CASMED; (iii) each person known by CASMED to own beneficially more than five percent (5%) of the outstanding CASMED common stock; and (iv) all current directors and executive officers of the Company as a group. Except as otherwise indicated, (i) all shares are owned directly; and (ii) subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of CASMED common stock shown as beneficially owned by them, other than restricted shares (over which they have sole voting power but no investment power). Unless otherwise noted below, the address for all stockholders is c/o CAS Medical Systems, Inc., 44 East Industrial Road, Branford, Connecticut 06405.
In general, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, under SEC rules, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date. The number of shares beneficially owned by each stockholder is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under current rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares.
On February 11, 2019, in connection with the execution of the merger agreement, Edwards entered into separate voting agreements with each of the holders of our Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock (Thomas, McNerney & Partners, L.P., TMP Nominee II, L.L.C., and TMP Associates II, L.P.), each of the Company’s executive officers (Thomas M. Patton, Jeffery A. Baird, John K. Gamelin and Paul B. Benni), and each of the Company’s non-employee directors (Alan W. Milinazzo, Paul A. Molloy, Gregory P. Rainey, James E. Thomas, Kathleen A. Tune and Kenneth R. Weisshaar), pursuant to which, among other matters, they agreed: (1) to vote the shares of CASMED stock held by each of them in favor of the adoption of the merger agreement and the approval of the merger, and to vote against any alternate proposal, (2) not to undertake certain activities related to solicitation of a Company Acquisition Proposal (as defined in the merger agreement), (3) not to transfer their shares of CASMED stock prior to the consummation of the merger, subject to limited exceptions, (4) to waive their appraisal rights under Delaware law, (5) to cancel all of their out of the money stock options, and in the case of Mr. Patton, a performance restricted stock grant, immediately prior to the closing of the merger, and (6) with respect to the holders of the CASMED preferred stock, to convert their CASMED preferred stock into CASMED common stock prior to the merger.
Name and Address of Beneficial Owners	Class of Stock	Amount and Nature of Beneficial Ownership	Percent of Class
Thomas, McNerney & Partners II, L.P. TMP Nominee II, LLC TMP Associates II, L.P. 263 Tresser Boulevard 9th Floor Stamford, CT 06901	Common Series A	12,541,279(a)	31.3%
	Convertible Preferred Series A	95,500(a)	100%
	Exchangeable Preferred	54,500(a)	100%
Acuta Capital Partners LLC 1301 Shoreway Road, Suite 350 Belmont, CA 94002	Common	5,263,508(b)	18.0%

Name and Address of Beneficial Owners	Class of Stock	Amount and Nature of Beneficial Ownership	Percent of Class
Norman H. Pessin and affiliates 366 Madison Avenue, 14th Floor New York, NY 10017	Common	2,524,810(c)	8.6%
Thomas M. Patton	Common	1,845,889(d)	6.1%
Alan W. Milinazzo	Common	87,500(e)	*
Paul A. Molloy	Common	87,500(f)	*
Gregory P. Rainey	Common	135,431(g)	*
James E. Thomas	Common	12,541,279(h)	31.3%
Kathleen A. Tune	Common	128,454(i)	*
Kenneth R. Weisshaar	Common	135,303(j)	*
Jeffery A. Baird	Common	514,418(k)	1.7%
John K. Gamelin	Common	431,078(l)	1.5%
All current executive officers and directors as a group (10)	Common	16,074,469(m)	38.5%

*
Less than one percent of the class

(a)
Based upon information set forth in a Form 4 filed with the SEC on February 13, 2015, by Thomas McNerney & Partners II, L.P. (“TMP II LP”); TMP Nominee II, LLC (“TMPN”); TMP Associates II, L.P. (“TMPA”); and Thomas, McNerney & Partners II, LLC (“TMP II LLC”). Also based upon information set forth in a Schedule 13D/A Amendment No. 3 filed with the SEC on February 13, 2019, by TMP II LP, TMPN, TMPA, TMP II LLC, and Mr. James Thomas, and other data available to CASMED. TMP II LP, TMPN, and TMPA hold, respectively, 94,182; 984; and 334 shares of Series A Convertible Preferred Stock (which represent in the aggregate 100% of the outstanding Series A Convertible Preferred Stock) and 53,748; 561; and 191 shares of Series A Exchangeable Preferred Stock (which represent in the aggregate 100% of the outstanding Series A Exchangeable Preferred Stock). The shares in the table above, with respect to common stock, include “common stock equivalent” rights on shares of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock. Each share of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock has “common stock equivalent” rights as of February 11, 2019, equal to approximately 71.5 shares of common stock, which is determined by dividing the stated value of  $100 per share of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock plus accretion by an effective conversion price of  $2.389 per share. Of the 10,721,871 common stock equivalent rights in the table above (i) 10,573,909 are deemed owned directly by TMP II LP, (ii) 110,436 are owned directly by TMPN, and (iii) 37,526 are directly owned by TMPA. Data reflects accretion of dividends as of February 11, 2019. TMP II LLC, the general partner of TMP II LP and TMPA, has shared voting and dispositive power over the shares held by TMP II LP and TMPA. In addition, TMPN has entered into an agreement with TMP II LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II LP and TMPA. Mr. Thomas is the manager of TMPN and has voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of CASMED over which TMP II LLC exercises voting and dispositive power. Mr. Thomas is the manager of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Amounts in the table above also include 63,454 shares of common stock and options to purchase 65,000 shares of common stock held by Mr. Thomas and 20,954 shares of common stock and options to purchase 65,000 shares of common stock held by Ms. Kathleen A. Tune, directors of CASMED, which shares and options are held in their respective names but are being held for the benefit of TMP II LP. Each Reporting Person disclaims beneficial ownership of the above-referenced shares other than to the extent of their pecuniary interest therein.
(b)
Based upon information set forth in a Schedule 13G filed with the SEC on February 14, 2019, by Acuta Capital Partners LLC. Acuta Capital Partners LLC holds sole voting and dispositive power over the indicated shares.

(c)
Based upon information set forth in a Schedule 13D Amendment No. 3 filed with the SEC on January 4, 2017, by Norman H. Pessin, Sandra F. Pessin, and Brian Pessin. Norman H. Pessin holds sole voting and dispositive power over 1,395,777 of the indicated shares; Sandra F. Pessin holds sole voting and dispositive power over 708,487 of the indicated shares; and Brian Pessin holds sole voting and dispositive power over 420,546 of the indicated shares.

(d)
Includes 367,500 shares of restricted common stock and 765,000 shares underlying options exercisable within 60 days held by Mr. Patton.

(e)
Includes 22,500 shares of restricted common stock and 45,000 shares underlying options exercisable within 60 days held by Mr. Milinazzo.

(f)
Includes 22,500 shares of restricted common stock and 45,000 shares underlying options exercisable within 60 days held by Mr. Molloy.

(g)
Includes 22,500 shares of restricted common stock and 65,000 shares underlying options exercisable within 60 days held by Mr. Rainey.

(h)
Includes 22,500 shares of restricted common stock and 65,000 shares underlying options exercisable within 60 days held by Mr. Thomas. Also includes, without duplication, shares referenced in footnote (a) above.

(i)
Includes 22,500 shares of restricted common stock and 65,000 shares underlying options exercisable within 60 days by Ms. Tune.

(j)
Includes 22,500 shares of restricted common stock and 65,000 shares underlying options exercisable within 60 days by Mr. Weisshaar.

(k)
Includes 103,750 shares of restricted common stock and 210,000 shares underlying options exercisable within 60 days by Mr. Baird.

(l)
Includes 103,750 shares of restricted common stock and 245,000 shares underlying options exercisable within 60 days by Mr. Gamelin.

(m)
Includes 748,125 shares of restricted common stock and 1,750,000 shares underlying options exercisable within 60 days.

MARKET PRICE OF CASMED COMMON STOCK AND DIVIDEND INFORMATION
CASMED common stock is traded on the NASDAQ Capital Market under the trading symbol “CASMED.” As of March 7, 2019, there were 29,340,787 shares of CASMED common stock outstanding held by approximately 142 stockholders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.
We have never paid cash dividends on CASMED common stock and have no current plans to do so. Under the terms of the merger agreement, between the signing of the merger agreement and the earlier of the closing of the merger and termination of the merger agreement, we are not permitted to pay any dividends.
The closing sale price of CASMED common stock on the NASDAQ Capital Market on February 11, 2019, the last trading day prior to announcement of the execution of the merger agreement, was $1.57 per share. On March 12, 2019, which is the most recent practicable date prior to the date of this proxy statement, the closing sale price of CASMED common stock was $2.42 per share. You are encouraged to obtain current market quotations for CASMED common stock.
FUTURE STOCKHOLDER PROPOSALS
If the merger is completed, we will have no public stockholders, and there will be no public participation in any of our future stockholder meetings. We intend to hold the 2019 Annual Meeting of Stockholders (referred to in this proxy statement as the 2019 Annual Meeting) only if the merger is not completed.
A stockholder wishing to submit a proposal for inclusion in the proxy statement and form of proxy for the 2019 Annual Meeting, in accordance with Rule 14a-8 under the Exchange Act, must have sent such proposal to the Company at its principal executive offices not later than December 27, 2018. Stockholder proposals submitted outside the process provided in Rule 14a-8 shall be considered untimely in accordance with Rule 14a-5(e) if made after March 11, 2019.
OTHER MATTERS
At this time, we know of no other matters to be submitted to our stockholders at the special meeting or any adjournment or postponement of the special meeting. If any other matters properly come before the special meeting or at any adjournment or postponement of the special meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. You also may obtain free copies of the documents we file with the SEC by going to the Investor Relations section of our website at www.CASMED.com. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.
Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statements and any of the documents incorporated by reference in this document or other information concerning us, without charge, by written or telephonic request directed to Investor Relations, CAS Medical Systems, Inc., 44 East Industrial Road, Branford, Connecticut 06405, telephone (203) 488-6056, or on our website at www.CASMED.com or from the SEC through the SEC’s website at http://www.sec.gov. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.
Edwards has supplied all information pertaining to Edwards and Merger Sub in this proxy statement and we have supplied all information pertaining to us.
THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

INCORPORATION BY REFERENCE
The SEC allows us to incorporate by reference certain information into this proxy statement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the date of the special meeting:
CAS Medical Systems, Inc. Filings:
•
Annual Report on Form 10-K for the fiscal year ended December 31, 2017

•
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018

•
Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 29, 2018, May 8, 2018, June 22, 2018, February 12, 2019 and March 12, 2019

•
Proxy Statement filed with the Securities and Exchange Commission on April 26, 2018

Notwithstanding the foregoing, information furnished under items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this proxy statement.
Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of reports, proxy statements or other information concerning us, without charge, as described in the section of this proxy statement entitled “Where You Can Find More Information.”
We have not authorized anyone to provide information that is different from what is contained in this proxy statement and, if given, such information must not be relied upon as having been authorized by us or any other person.
THIS PROXY STATEMENT IS DATED MARCH 13 , 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE OR SUCH OTHER DATE AS MAY BE SPECIFIED HEREIN, AND THE MAILING OF THIS PROXY STATEMENT TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER
by and among
EDWARDS LIFESCIENCES HOLDING, INC.,
CROWN MERGER SUB, INC.
and
CAS MEDICAL SYSTEMS, INC.,
Dated as of February 11, 2019

A-i

A-ii

APPENDICES AND EXHIBITS
Appendix A
Definitions

Exhibit A
Voting Agreement

Exhibit B
Amended and Restated Certificate of Incorporation of Surviving Corporation

Exhibit C
Amended and Restated Bylaws of Surviving Corporation

A-iii

INDEX OF DEFINED TERMS
Term	Section
Acceptable Confidentiality Agreement	Appendix A
Affiliate	Appendix A
Agreement	Preamble
AKS	Section 3.25(i)
Alternative Acquisition Agreement	Section 5.5(a)
Anti-Corruption Laws	Section 3.22(a)
Antitrust Laws	Section 3.5(b)
Benefit Plan	Section 3.12(a)
Book-Entry Shares	Section 2.l(a)(ii)
Business Day	Appendix A
Bylaws	Section 3.1(a)
Canceled Shares	Section 2. l(a)(i)
Capitalization Date	Section 3.2(a)
Certificate of Incorporation	Section 3.1(a)
Certificate of Merger	Section 1.3
Certificates	Section 2.l(a)(ii)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.12(g)
Code	Appendix A
Company	Preamble
Company 401(k) Plan	Section 5.10(d)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	Section 5.5(c)
Company Board	Recitals
Company Common Stock	Appendix A
Company Disclosure Letter	Appendix A
Company Equity Awards	Appendix A
Company Equity Plans	Appendix A
Company ESPP	Appendix A
Company Intellectual Property	Appendix A
Company Intervening Event	Appendix A
Company Leased Real Property	Section 3.18(b)
Company Licensed IP	Appendix A
Company Material Adverse Effect	Appendix A
Company Material Contract	Section 3.15(a)
Company Option	Appendix A
Company Option Grant Date	Section 3.2(c)
Company Owned IP	Appendix A
Company Permits	Section 3.10(a)
Company Preferred Stock	Appendix A
A-iv

Term	Section
Company Recommendation	Appendix A
Company Registered IP	Appendix A
Company Restricted Stock Award	Appendix A
Company SEC Documents	Section 3.6(a)
Company Stockholder Approval	Section 3.4
Company Stockholders’ Meeting	Section 5.2(b)
Company Superior Proposal	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	Section 3.5(b)
Continuing Employee	Section 5.10(a)
Contract	Appendix A
Control	Appendix A
Controlled Group Liability	Section 3.12(d)
Copyrights	Appendix A
Customs & International Trade Authorizations	Appendix A
Customs & International Trade Laws	Appendix A
D&O Indemnified Parties	Section 5.6(a)
Delaware Secretary of State	Appendix A
Demand Registration Rights Agreements	Section 3.2(g)
DGCL	Recitals
Dissenting Shares	Section 2.6
Distribution Agreements	Section 3.16(a)
Effective Time	Section 1.3
Environmental Laws	Appendix A
ERISA	Section 3.12(a)
ERISA Affiliate	Section 3.12(a)
Exchange Act	Appendix A
Existing Credit Agreement	Appendix A
FCPA	Appendix A
FDA	Section 3.24(a)
FDA Laws	Appendix A
Federal Health Care Program	Section 3.25(c)
Federal Health Care Program Laws	Section 3.25(d)
Foreign Benefit Plan	Section 3.12(a)
GAAP	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HIPAA	Section 3.25(d)
HITECH	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Intellectual Property	Appendix A
A-v

Term	Section
Intellectual Property Agreement	Appendix A
IRS	Appendix A
Knowledge	Appendix A
Labor Agreement	Section 3.13(c)
Law	Appendix A
Lease	Section 3.18(b)
Lien	Appendix A
Merger	Recitals
Merger Consideration	Section 2.l(a)(ii)
Merger Sub	Preamble
Merger Sub Board	Recitals
Multiemployer Pension Plan	Section 3.12(d)
Nasdaq	Appendix A
Notified Body	Appendix A
OFAC	Appendix A
Option Consideration	Section 2.3(a)
Order	Appendix A
Parent	Preamble
Parent Common Stock	Appendix A
Parent Expenses	Section 7.3(b)
Parent Material Adverse Effect	Section 4.1
Parent Organizational Documents	Appendix A
Patents	Appendix A
Paying Agent	Section 2.2(a)
Payoff Letter	Section 5.13
Pension Plans	Section 3.12(a)
Permitted Lien	Appendix A
Person	Appendix A
Preferred Stock Consent	Recitals
Proceedings	Appendix A
Proxy Statement	Section 3.11
Purchase Date	Appendix A
Registrations	Appendix A
Regulatory Authority	Appendix A
Release	Appendix A
Representative	Appendix A
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Security	Appendix A
A-vi

Term	Section
Series A Convertible Preferred Stock	Appendix A
Series A Exchangeable Preferred Stock	Appendix A
Software	Appendix A
SSA	Section 3.25(c)
Subsidiary	Appendix A
Surviving Corporation	Section 1.1
Tax	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	Section 7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Trading Day	Appendix A
Treasury Regulations	Appendix A
Voting Agreement	Recitals
WARN Act	Section 3.13(d)
Warrants	Appendix A
A-vii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 11, 2019, is made by and among Edwards Lifesciences Holding, Inc., a Delaware corporation (“Parent”), Crown Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and CAS Medical Systems, Inc., a Delaware corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them in Appendix A: Definitions or otherwise defined herein.
WITNESSETH:
WHEREAS, the respective boards of directors of Parent, the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved and, in the case of the Company Board and the Merger Sub Board, declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
WHEREAS, the Company Board has, subject to Section 5.5(d), unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to Parent’s willingness to enter in this Agreement, each of Parent and certain stockholders of the Company, including certain directors and officers of the Company who are stockholders of the Company, have entered into a voting agreement in the form attached as Exhibit A hereto (the “Voting Agreement”), pursuant to which, and subject to the terms thereof, among other things, the foregoing stockholders agreed to vote the shares of Company Common Stock and Company Preferred Stock beneficially owned by each of them in favor of the adoption of this Agreement and approval of the Merger and the transactions contemplated hereby;
WHEREAS, prior to the date hereof, the Company has delivered to Parent the written consent, in form acceptable to Parent, of holders of a majority of the shares of each of the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, to the entry into this Agreement and the transactions contemplated herein (the “Preferred Stock Consent”);
WHEREAS, prior to the Effective Time, each of the Company’s issued and outstanding shares of Company Preferred Stock shall be converted into shares of Company Common Stock; and
WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
Article I

THE MERGER
Section 1.1. The Merger.
Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the DGCL as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent (the “Surviving Corporation”).
Section 1.2. The Closing.
Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the third (3rd)

Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Pepper Hamilton LLP, Four Park Plaza, Irvine, California 92614.
Section 1.3. Effective Time.
Concurrently with the Closing, the Company shall cause an appropriate certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such later date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.
Section 1.4. Certificate of Incorporation: Bylaws.
(a) At the Effective Time, the Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in its entirety as set forth in Exhibit B hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation (subject to Section 5.6).
(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in their entirety as set forth on Exhibit C hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by Law and such bylaws.
Section 1.5. Board of Directors: Officers.
The members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.
Article II

EFFECT OF THE MERGER ON CAPITAL STOCK: EXCHANGE OF CERTIFICATES
Section 2.1. Effect on Securities.
(a) Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any Securities of the Company, Parent or Merger Sub:
   (i) Cancellation of Company Securities. Each share of Company Common Stock and each share of Company Preferred Stock held by the Company as treasury stock or held directly by Parent or any Subsidiary of Parent (including Merger Sub) immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof  (such shares, “Canceled Shares”).
   (ii) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) shall be converted into the right to receive, in accordance with the terms of this Agreement, $2.45 per share in cash, without interest (such amount of cash, the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2. l(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.
   (iii) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.
(b) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split) or combination or readjustment of shares or any similar event or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent amounts and items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit the Company to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
Section 2.2. Surrender of Certificates.
(a) Designation of Paying Agent; Deposit of Funds. Prior to the Closing, Parent shall, at its sole cost and expense, enter into a customary paying agent agreement with a nationally recognized financial institution designated by Parent that is reasonably acceptable to the Company (the “Paying Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for payment in accordance with this Article II through the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration in exchange for all of the shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Canceled Shares or Dissenting Shares). Such funds shall be invested by the Paying Agent if and as directed by Parent or the Surviving Corporation pending payment thereof by the Paying Agent to the holders of the shares of Company Common Stock, provided, however, that no such investment or loss thereon shall affect the amounts payable to the holders of the shares of Company Common Stock pursuant to Section 2.1(a)(ii) and to the extent of any such loss, Parent shall promptly fund additional cash amounts to the Paying Agent sufficient to enable payment of such amounts. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.
(b) As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which shall be in the form and have such other customary provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other customary provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates in exchange for cash in an amount equal to, as applicable, the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates.
(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying

Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. Each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable after the Effective Time, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Share. Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, as contemplated by this Section 2.2(c). The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash payable pursuant to this Section 2.2(c).
(d) Unregistered Transfers. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
(e) Termination of Fund. Any portion of the funds made available to the Paying Agent which remains undistributed to the holders of the Certificates or Book-Entry Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation as general creditors thereof for payment of their claims for Merger Consideration.
(f) No Liability. None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority under applicable Law, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of all claims or interest of any Person previously entitled thereto.
(g) Withholding. Parent, the Company, the Surviving Corporation, any of their applicable Subsidiaries and the Paying Agent shall, without duplication, be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement such amounts as Parent, the Company, the Surviving Corporation, any of their applicable Subsidiaries or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Corporation, any of their applicable Subsidiaries or the Paying Agent.
Section 2.3. Company Equity Awards.
(a) Treatment of Company Options. As of the Effective Time, all Company Options shall be cancelled and converted into a right for the holder of such Company Option to receive, subject to and effective as of the Effective Time, the Option Consideration (as defined below) and no Company Option shall remain outstanding. Prior to the Effective Time, the Company shall take all actions necessary to effectuate the preceding sentence, as described further in Section 2.3(e) below, which actions are subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed. Neither Parent nor Merger Sub shall assume any Company Option or substitute for any Company Option any similar award for Parent Common Stock in connection with the Merger and any of the other transactions contemplated by this Agreement. “Option Consideration” shall mean (1) as to those Company Options with an exercise price that is equal to or less than the Merger Consideration, the product of  (w) the excess, if any, of the Merger Consideration over the exercise price per share of the applicable Company Option, and (x) the number of shares subject to the applicable Company Option, and (2) as to those Company Options with an exercise price that exceeds the Merger Consideration, the product of  (y) $0.10 and (z) the number of shares subject to the applicable Company Option.
(b) Method of Payment. Any Option Consideration to which an employee or former employee of the Company or one of its Subsidiaries becomes entitled pursuant to Section 2.3(a) shall be paid through the payroll of the Surviving Corporation or one of its Subsidiaries, as applicable, as soon as reasonably practicable following the Effective Time (and in any event, within five (5) Business Days after the Closing Date or as otherwise required by Law). Any Option Consideration to which any other person becomes entitled pursuant to Section 2.3(a) shall be paid by the Surviving Corporation or one of its Subsidiaries, as applicable (or, at the option of the Surviving Corporation, by the Paying Agent), as soon as reasonably practicable following the Effective Time (and in any event, within five (5) Business Days after the Closing Date or as otherwise required by Law).
(c) Treatment of Company Restricted Stock Awards. Neither Parent nor Merger Sub shall assume any Company Restricted Stock Awards or substitute for any Company Restricted Stock Awards any similar award of Parent Common Stock in connection with the Merger and the other transactions contemplated by this Agreement. As of immediately prior to the Effective Time, all restrictions applicable to any Company Restricted Stock Award shall lapse and the stock underlying each such award shall be treated as set forth pursuant to Section 2.1(a)(ii) above. Notwithstanding the foregoing, the Company shall take all actions necessary to ensure that, as of immediately prior to the Effective Time, all 150,000 shares of restricted stock subject to performance-based vesting conditions underlying the CAS Medical Systems, Inc. Inducement Restricted Stock Agreement made as of August 27, 2010 by and between CAS Medical Systems, Inc. and Thomas M. Patton, are cancelled, with no further consideration due to Mr. Patton.
(d) Company ESPP. As soon as practicable following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that (i) the ESPP shall be terminated, contingent upon the Closing and (ii) no offering periods under the ESPP shall commence after the Effective Time (and accordingly there shall be no payroll contributions to the ESPP from participants after the Effective Time) and (iii) the Company shall take all necessary actions so that no participants in the ESPP have outstanding Purchase Rights as of the Effective Time. Additionally, pursuant to Section 14 of the ESPP, the Company Board (or, if applicable, any committee thereof administering the Company ESPP), shall discontinue the current offering period under the ESPP and provide that participants in such offering period shall have their accumulated payroll deductions for such offering period used to purchase Company Common Stock as of the last day of the month following the date of this Agreement and such participants’ Purchase Rights under the ESPP shall otherwise thereupon terminate following the date of such purchase.
(e) Company Actions. Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of any of the Company Equity Plans, adopt applicable resolutions, amend the terms of any of the Company Equity Plans or any outstanding awards thereunder, obtain any necessary consents, and take all other appropriate actions to (i) give effect to the transactions contemplated in this Section 2.3; (ii) terminate each of the Company Equity Plans as of the Effective Time; and (iii) ensure that after the Effective Time, no holder of a Company Equity Award, any beneficiary thereof nor any other participant in any of the Company Equity Plans shall have any right thereunder to acquire any Securities of the Company or to receive any payment or benefit with respect to any award previously granted under any of the Company Equity Plans other than the Option Consideration. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed) no later than the second (2nd) Business Day preceding the Effective Time.

Section 2.4. Treatment of Warrants.
(a) Neither Parent nor Merger Sub shall assume any Warrants or substitute for any Warrant any similar award for the common stock of Parent or any of its Affiliates in connection with the Merger and the other transactions contemplated by this Agreement. As of the Effective Time, each unexercised Warrant that was outstanding immediately prior to the Effective Time shall, in accordance with the terms of the applicable Warrant, no longer be exercisable and shall have either (i) been exercised by the holder thereof in accordance with the terms of such Warrant immediately prior to the Effective Time or (ii) if not so exercised, expired immediately prior to the Effective Time.
(b) Promptly following the execution and delivery of this Agreement, the Company shall provide written notice in accordance with the terms of each Warrant to the holder thereof  (i) that the Merger shall constitute a “Cash/Public Acquisition” or an “Acquisition in which the sole consideration is cash” (in each case if and as defined in the applicable Warrant), and (ii) of the treatment of such Warrant pursuant to Section 2.4(a), and the Company shall take all actions required to ensure compliance with the obligations of the Company under each of the Warrants in accordance with the terms thereof to consummate the treatment of the Warrants pursuant to Section 2.4(a). Prior to taking any such actions, including the delivery of the foregoing notices, the Company shall consult with Parent and provide Parent and its counsel with a reasonable opportunity to review and comment on any related notices, filings or other documents.
Section 2.5. Lost Certificates.
If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond, in such reasonable and customary amount as the Paying Agent or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.
Section 2.6. Dissenting Shares.
Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into or represent the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall instead be entitled to receive such consideration as may be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the consideration therefor as may be determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall have failed to timely perfect or shall have waived, effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), or a court of competent jurisdiction shall have determined that such holder is not entitled to such right to appraisal and payment under Section 262 of the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, effective or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all discussions, negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.

Section 2.7. Transfers: No Further Ownership Rights.
At the Effective Time, the stock transfer books of the Company shall be closed, and from and after the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2. l(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.
Section 2.8. Further Action
If, at any time after the Effective Time any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and directors of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.
Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (i) as disclosed in the particular section or subsection of the Company Disclosure Letter expressly referenced therein (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face or from the text of such disclosure) or (ii) other than with respect to Sections 3.1. 3.2. 3.3. 3.4, 3.5, 3.8, 3.14, 3.17, 3.22, 3.23, 3.24 and 3.25, as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after December 31, 2017 and at least three (3) Business Days prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or any similar non-specific, predictive, precautionary or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.1. Organization; Qualification.
(a) The Company is a corporation duly organized and validly existing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each as amended as of the date of this Agreement, have been made available to Parent and are in full force and effect, and the Company is not in violation of any of the provisions thereof.
(b) Each of the Company’s Subsidiaries is a legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as (i) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement, the organizational or governing documents of each of the Company’s Subsidiaries are in full force and effect, and none of the Company’s Subsidiaries is in violation of any of the respective provisions thereof.
Section 3.2. Capitalization: Subsidiaries.
(a) As of the close of business on February 11, 2019 (the “Capitalization Date”), the authorized capital stock of the Company consisted of  (i) 60,000,000 shares of Company Common Stock, 29,263,989 of which were issued and outstanding (including 1,067,125 shares of Company Common Stock subject to Company Restricted Stock Awards) and 86,000 of which were held by the Company as treasury stock, and (ii) 1,000,000 shares of Company Preferred Stock, including 95,500 shares of Series A Convertible Preferred Stock and 54,500 shares of Series A Exchangeable Preferred Stock, of which 95,500 shares of Series A Convertible Preferred Stock and 54,500 shares of Series A Exchangeable Preferred Stock were outstanding. Except as set forth in this Section 3.2(a), there are no other classes of capital stock of the Company and there are no bonds, debentures, notes or other Indebtedness or Securities of the Company having the right to vote (or convertible into or exercisable for Securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Capitalization Date, there were outstanding Company Options to purchase 2,368,875 shares of Company Common Stock; (ii) 1,067,125 shares of Company Common Stock subject to Company Restricted Stock Awards; (iii) 36,074 shares of Company Common Stock reserved for future issuance under the Company ESPP; (iv) 2,113,488 shares of Company Common Stock reserved for future issuance under the Company Equity Plans; and (v) outstanding Warrants (all of which are exercisable) to purchase 472,782 shares of Company Common Stock. From the close of business on the Capitalization Date through the date of this Agreement, there have been (i) no issuances of any Company Common Stock, Company Preferred Stock or any other Securities of the Company other than issuances of shares of Company Common Stock (A) pursuant to the exercise, vesting or settlement, as applicable, of any Company Equity Awards or Warrants outstanding as of the close of business on the Capitalization Date in accordance with the terms of such Company Equity Awards or Warrants or (B) under the Company ESPP in accordance with its terms and (ii) no grants of any Company Equity Awards or any other equity or equity-based awards. As of the date of this Agreement, (x) the aggregate Liquidation Preference in respect of all of the outstanding shares of Series A Convertible Preferred Stock is $16,271,294 and (y) the aggregate Liquidation Preference of respect of all of the outstanding shares of Series A Exchangeable Preferred Stock is $9,343,258.
(b) Immediately prior to the Effective Time, there shall be no shares of Company Preferred Stock issued and outstanding, and such shares of Company Preferred Stock shall have been converted into Company Common Stock pursuant to the terms of the Certificate of Incorporation.
(c) All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to any of the Company Equity Awards, the Company Equity Plans, the Warrants or the Company ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent or its counsel accurate and complete copies of each of the Warrants, the Company ESPP, the Company Equity Plans and the forms of stock option and restricted stock award agreements evidencing the Company Equity Awards, and in respect of the foregoing forms, other than differences with respect to the number of shares of Company Common Stock covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no such stock option or restricted stock award agreement contains material terms that are not consistent with, or in addition to, such forms. Section 3.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Warrant or Company Equity Award and to the extent applicable, (i) the name (or employee identification number) and country of residence (if outside the U.S.) of the holder thereof, (ii) the number of shares of Company Common Stock issued or issuable thereunder, (iii) the expiration date, (iv) the exercise price relating thereto, (v) the grant date, (vi) the amount vested and outstanding and the amount unvested and outstanding, and (vii) the Company Equity Plan pursuant to which the award was made. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. The Company does not have any liability in respect of any Company Option that was granted with a per share exercise price that was less than the fair market value of a share of Company Common Stock on the applicable Company Option Grant Date, and the Company has not granted any Company Options that are subject to the provisions of Section 409A of the Code. Each grant of a Company Equity Award and the Warrants was made in all material respects, as applicable, in accordance with (i) the terms of the applicable Company Equity Plan, (ii) all applicable securities Laws, including the Nasdaq Listing Rules, (iii) the Code and (iv) all other applicable Laws. The Company has the requisite authority under the terms of the applicable Company Equity Plan, the applicable award agreements and any other applicable Contract to take the actions contemplated by Section 2.3 and Section 2.4 and the treatment of Company Equity Awards and Warrants described in Section 2.3 and Section 2.4 shall, as of the Effective Time, be binding on the holders of Company Equity Awards and Warrants purported to be covered thereby. All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom. No Subsidiary of the Company owns any Securities of the Company.
(d) As of the date of this Agreement, other than the Company Preferred Stock, the Company Equity Awards, the Warrants or pursuant to the Company ESPP, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other Securities or rights, stock appreciation rights, restricted stock awards, restricted stock unit awards, convertible Securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of, or other Securities of, the Company or any of its Subsidiaries or Securities convertible into or exchangeable for such shares or other Securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other Securities or rights, stock appreciation rights, restricted stock awards, restricted stock unit awards, convertible Securities, agreements, arrangements or commitments; (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Securities of the Company or any of its Subsidiaries, or any Securities representing the right to purchase or otherwise receive any other Securities of the Company or any of its Subsidiaries; (iii) agreements with any Person to which the Company or any of its Subsidiaries is party (A) restricting the transfer of the Securities of the Company or any of its Subsidiaries or (B) affecting the voting rights of Securities of the Company or any of its Subsidiaries (including stockholder agreements, voting trusts or similar agreements); or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, Security-based performance units, “phantom” stock, profit-participation or other Security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from the Company or any of its Subsidiaries based in whole or in part on the value of any Securities of the Company or any of its Subsidiaries.
(e) Each Subsidiary of the Company existing on the date of this Agreement is listed on Section 3.2(e) of the Company Disclosure Letter. The Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar Securities or interests in each such Subsidiary, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar Securities or interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent true and correct copies of the currently effective corporate or other organizational documents for each Subsidiary. Except for investments in cash equivalents (and ownership by the Company or its Subsidiaries of Securities of the Subsidiaries of the

Company), none of the Company or any of its Subsidiaries (i) owns directly or indirectly any Securities or (ii) has any obligation or has made any commitment to acquire any Securities of any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.
(f) All dividends or distributions on any Securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.
(g) As of the date of this Agreement, there are no existing agreements or commitments of any kind obligating the Company or any of its Subsidiaries to register (other than pursuant to currently effective resale shelf registration statements listed on Section 3.2(g) of the Company Disclosure Letter or “piggy-back” rights) or cause to be further registered (other than pursuant to currently effective resale shelf registration statements listed on Section 3.2(g) of the Company Disclosure Letter or “piggy-back” rights), any shares of capital stock of, or other Securities of, the Company or any of its Subsidiaries or Securities convertible into or exchangeable for such shares or other Securities (“Demand Registration Rights Agreements”).
Section 3.3. Authority Relative to Agreement.
(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(b) The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved, subject to Section 5.5, to make the Company Recommendation. As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.
Section 3.4. Vote Required.
The affirmative vote of  (i) the holders of a majority of the aggregate voting power of  (X) the outstanding shares of Company Common Stock and (Y) the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock, voting together as a single class, (ii) the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, and (iii) the holders of a majority of the outstanding shares of Series A Exchangeable Preferred Stock, voting separately as a class (collectively, the “Company Stockholder Approval”) is the only vote or consent of holders of Securities of the Company that is required to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.
Section 3.5. No Conflict; Required Filings and Consents.
(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of  (x) the Company’ s Certificate of Incorporation or Bylaws or (y) the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company (assuming, in each case, with respect to the consummation of the Merger that the Company Stockholder Approval is obtained), (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third Person pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party (other than a Benefit Plan) or by which any property or asset of the Company or any of its Subsidiaries is bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) No consent, approval, license, permit, waiver, Order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of Nasdaq, (v) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.6. Company SEC Documents: Financial Statements.
(a) Since January 1, 2015, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, but excluding the Proxy Statement, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended or superseded by a filing or amendment prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (i) have been derived from the accounting books and records of the

Company and its Subsidiaries; (ii) complied in all material respects, as of their respective filing dates with the SEC, with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements of the Company, as may be permitted under Form 10-Q of the Exchange Act) and (iv) fairly presented in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries, as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material).
(b) Other than as filed on the SEC’s EDGAR system through the date of this Agreement, since January 1, 2015, the Company has not received any comment letters from the SEC with respect to any of the Company SEC Documents or provided any written response thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.
(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.
(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made available to Parent a summary of the significant aspects of such disclosure, if any) (i) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2015, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting.
(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.
(f) As of the date of this Agreement, there are no SEC Proceedings pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since January 1, 2015 through the date of this Agreement, there have been no internal investigations of irregularities regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or any of its Subsidiaries or the Company Board, any board of directors of any of its Subsidiaries or any committee of the Company Board or any board of directors of any of its Subsidiaries.

(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications were true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and since July 30, 2002, has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.
(h) Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.
(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).
Section 3.7. Absence of Certain Changes or Events.
Since December 31, 2017 through the date of this Agreement, (a) except for the negotiation, execution and delivery of this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business materially consistent with past practice, (b) (i) the Company has not suffered a Company Material Adverse Effect and (ii) there has been no effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would have constituted a breach of Section 5.1.
Section 3.8. No Undisclosed Liabilities.
Except for liabilities or obligations (a) as (and to the extent) reflected or reserved against in the Company’s consolidated balance sheet as of September 30, 2018 included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2018, (b) incurred in the ordinary course of business since September 30, 2018, (c) incurred in connection with the transactions contemplated by this Agreement and listed on Section 3.8 of the Company Disclosure Letter or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.
Section 3.9. Litigation.
(a) there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and

(b) there is no Order outstanding against, or involving, the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries that, in each case of clauses (a) and (b), (i) has been, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole or (ii) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Since January 1, 2015, there have not been any product liability, manufacturing or design defect, warranty, field repair or other material product-related claims by any third Person (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (a) services rendered by the Company or any of its Subsidiaries or (b) the sale, distribution or manufacturing of products, including medical products and devices, by the Company or any of its Subsidiaries that has had or would reasonably be expected to have, a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has any material Proceedings pending against any other Person.
Section 3.10. Permits: Compliance with Laws.
(a) (i) The Company and its Subsidiaries or, to the Knowledge of the Company, its distributors, are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, product listings, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets under and pursuant to all applicable Laws, or to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof  (A) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(b) The Company and its Subsidiaries have been since January 1, 2015, and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(c) Since January 1, 2015, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority or other Person asserting that the Company or any of its Subsidiaries is, or is suspected of, alleged to be or under investigation for being, not in compliance in all material respects with any Laws or Company Permits.
Section 3.11. Proxy Statement.
The proxy statement of the Company to be filed with the SEC for use in connection with the solicitation of proxies from the stockholders of the Company in connection with the Merger and the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading at the time such Proxy Statement or any amendment or supplement thereto is filed with the SEC, or at the time it is first mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on written information supplied by Parent or Merger Sub expressly for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.
Section 3.12. Employee Benefit Plans.
(a) Section 3.12(a) of the Company Disclosure Letter contains a true, complete and correct list of all Benefit Plans, including any material Benefit Plan established and maintained by the Company or any of its Subsidiaries for employees located outside the United States (“Foreign Benefit Plan”). “Benefit Plan” shall mean (i) each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Pension Plans”); (ii) each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA); and (iii) all other benefit plans, policies, programs, agreements or arrangements, including any bonus, deferred compensation, employment, severance pay, retention, change in control, employment, consulting, pension, profit-sharing, retirement, supplemental retirement, health, life, disability, group insurance, stock purchase, stock option, incentive or equity compensation, vacation, holiday or other fringe benefit plan, program, policy, agreement, arrangement or practice maintained, contributed to or required to be contributed to, by the Company or any of its ERISA Affiliates, for the benefit of any current or former employees, officers, independent contractors or directors of the Company or any of its ERISA Affiliates. The Company has delivered or made available to Parent and Merger Sub true, complete and correct copies of  (i) each Benefit Plan (including all amendments thereto) or written description of each Benefit Plan that is not otherwise in writing; (ii) the most recent annual reports on Form 5500 and all schedules thereto filed with respect to each Benefit Plan, to the extent applicable; (iii) the most recent summary plan description and summary of material modifications for each Benefit Plan, to the extent applicable; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to any Benefit Plan, to the extent applicable; (v) the most recent actuarial report, financial statement or valuation report, to the extent applicable; (vi) a current Internal Revenue Service opinion or favorable determination letter, to the extent applicable; (vii) all material correspondence to or from any Governmental Authority relating to any Benefit Plan; and (viii) all discrimination tests for each Benefit Plan for the three most recent plan years, to the extent applicable. “ERISA Affiliate” shall mean any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
(b) Each Benefit Plan is and has at all times been operated and administered in all material respects in accordance with its terms and in compliance in all material respects with applicable Law, including ERISA, the Code and the Patient Protection and Affordable Care Act. The Company and its Subsidiaries have complied in all material respects with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985. All claims incurred with a date of service on or before the Closing Date under any Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is self-insured will be paid by the Company or accrued on the Company financial statements no later than the Closing Date.
(c) Each Pension Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a currently effective determination letter or can rely on an opinion letter for a prototype plan from the Internal Revenue Service that such Pension Plan is so qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code, and now meets, and at all times since its inception has met the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code.
(d) None of the Benefit Plans is, and neither the Company nor any ERISA Affiliate has, at any time, maintained, contributed to, had an obligation to contribute to or has any liability (contingent or otherwise) under, (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a “multiple employer plan” or “multiple employer welfare arrangement” (as such terms are defined in ERISA); (iii) a welfare benefit fund (as such term is defined in Section 419 of the Code); (iv) a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Pension Plan”); or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. There are no material unpaid contributions due prior to the date of this Agreement with respect to any Benefit Plan that are required to have been made under the terms of such Benefit Plan, any related insurance contract or any applicable Law and all material contributions due have been timely made, or to the extent not yet due, have been properly accrued on the applicable balance sheet in accordance with the terms of the applicable Benefit Plan and applicable Law. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any material Controlled Group Liability to the Company, any ERISA Affiliates or, following the Effective Time, the Surviving Corporation. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or the applicable provisions for employer shared responsibility for health coverage requirements of Section 4980H of the Code.
(e) None of the Company or any of its ERISA Affiliates has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or breached any fiduciary duties with respect to any Benefit Plan that could subject the Company, any of its ERISA Affiliates or the Surviving Corporation to any material tax or penalty.
(f) With respect to any Benefit Plan, there is no Proceeding pending, or, to the Knowledge of the Company, threatened or anticipated with or by the Internal Revenue Service, the United States Department of Labor or any other Governmental Authority, other than routine claims for benefits.
(g) Neither the Company nor any of its ERISA Affiliates has any obligations, whether written or oral, to provide any health or welfare benefits (whether or not insured) to retired or other former employees, directors or consultants of the Company, except as specifically required by Part 6 of Title I of ERISA (“COBRA”) or, pursuant to a Benefit Plan qualified under Section 401(a) of the Code.
(h) The Company’s execution and delivery of this Agreement and performance of the transactions contemplated herein will not, either alone or in connection with any other event(s), (i) entitle any current or former employee, director or consultant of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) or result in any forgiveness of Indebtedness with respect to any such persons; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of its Subsidiaries; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits, (iv) require any contributions or payments to fund any obligations under any Benefit Plan, or (v) limit the right to merge, amend or terminate any Benefit Plan.
(i) No payment which is or may be made by, from or with respect to any Benefit Plan, to any current or former employee, director, officer or independent contractor of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence will or could reasonably be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.
(j) No payment which is or may be made by, from or with respect to any Benefit Plan, to any current or former employee, director, officer or independent contractor of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, will not be fully deductible as a result of Section 162(m) of the Code.
(k) The Company and each ERISA Affiliate has, for purposes of each Benefit Plan and for all other purposes, correctly classified in all material respects all individuals performing services for the Company and each ERISA Affiliate as common law employees, leased employees, independent contractors or agents, as applicable, and no such individuals are entitled to any benefits under any Benefit Plan that they have been improperly denied by reason of any misclassification.
(l) Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Benefit Plan is subject to tax under Section 409A of the Code.

(m) Neither the Company nor any ERISA Affiliate has any commitment to modify or amend any Benefit Plan (except as required by law or to retain the tax qualified status of any Benefit Plan). Neither the Company nor any ERISA Affiliate has any commitment to establish any new benefit plan, program or arrangement.
(n) Neither the Company nor any ERISA Affiliate has, at any time, maintained, contributed to, had an obligation to contribute to, or had any liability (contingent or otherwise) under a Foreign Benefit Plan.
Section 3.13. Labor Matters.
(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list of all current employees of the Company and any of its Subsidiaries with the following information: name, position/job title, hire date, work location (city, state), compensation (including hourly rate for non-exempt employees and salary for exempt employees, commissions, bonuses and other incentive payments), Fair Labor Standards classification (exempt or non-exempt), and status (active or inactive, and if inactive, the estimated duration of the leave). Except as provided in Section 3.13(a) of the Company Disclosure Letter, all employees are employed “at-will.”
(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list of each current independent contractor who provides services to the Company or any of its Subsidiaries with respect to which such independent contractor has received compensation in excess of  $25,000 in any twelve (12) month period with the following information: name, type of services provided, term of engagement (including start date), compensation arrangement, and location (city, state).
(c) (i) There is no labor strike, dispute, organized slowdown, stoppage or lockout pending, or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, nor has there been any such action or event since January 1, 2015; (ii) neither the Company nor any of its Subsidiaries is a party to, bound by or in the process of negotiating any labor, collective bargaining, works council or similar agreement regarding the employees of the Company or any of its Subsidiaries (each, a “Labor Agreement”), nor has the Company nor any of its Subsidiaries ever been a party to such an agreement; (iii) as of the date hereof, there are no unfair labor practice charges, arbitrations, suits, claims, actions, litigations or other Proceedings or material grievances relating to any current or former employee or consultant of the Company or any of its Subsidiaries (relating to their services for or relationship with the Company or its Subsidiaries), nor have there been any such actions since January 1, 2015; and (iv) as of the date hereof, none of the employees of the Company or any of its Subsidiaries is represented by any labor union, works council, employee representative group or similar organization (whether in or outside the United States) with respect to their employment with the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are not, as of the date hereof, any union organizing activities, either by or on behalf of any employee or union or similar labor organization with respect to employees of the Company or any of its Subsidiaries. There is no labor union, work council, employee representative group or similar organization which, pursuant to applicable Law or any governing agreement, must be notified, consulted or with which negotiations need to be conducted in connection with the Merger.
(d) The Company and its Subsidiaries are and since January 1, 2015, have been in material compliance with all applicable Laws relating to labor and employment, including fair employment practices, equal employment opportunity, disability rights, affirmative action, terms and conditions of employment, immigration, wages, hours (including, but not limited to, overtime and minimum wage requirements), social contributions (including the payment and withholding of U.S. social security and similar Taxes), compensation, workers’ compensation, unemployment insurance, classification of employees, classification of independent contractors, employee leaves of absence, data protection, privacy, occupational safety and health, collective or mass layoffs and plant closings. Neither the Company nor any of its Subsidiaries has taken any action within the past two (2) years requiring notice to employees or any other obligations under the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state, local or foreign Law or (iii) incurred any liability or obligations under the WARN Act or any similar state, local or foreign Law.
(e) To the Knowledge of the Company, no executive officer or other employee of the Company or any of its Subsidiaries (i) is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting or similar agreement with any other Person in conflict with the present and proposed business activities of the Company and its Subsidiaries, except agreements between the Company or any Subsidiary of the Company; or (ii) as of the date hereof, is in violation of any common law nondisclosure obligation or fiduciary duty relating to the ability of such individual to work for the Company or any of its Subsidiaries or the use of trade secrets and proprietary information. To the Knowledge of the Company, no executive officer or other exempt employee of the Company or any of its Subsidiaries has indicated an intention to terminate his or her employment with the Company.
(f) (i) The Company or its Subsidiaries have collected work authorization documentation for each employee and complied with all legal requirements for determining each employee’s eligibility to work in the relevant jurisdiction, and such documentation demonstrates that all employees of the Company and its Subsidiaries are authorized to work in the jurisdiction in which they are working; and (ii) to the Knowledge of the Company, all independent contractors, consultants and other persons engaged by the Company or its Subsidiaries are authorized to work in the jurisdiction in which they are working and have appropriate documentation demonstrating such authorization.
(g) Since January 1, 2015, none of the Company or its Subsidiaries has entered into a settlement agreement with a current or former officer, an employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by either (i) an executive officer of the Company or its Subsidiaries or (ii) a key employee of the Company or its Subsidiaries. In the last five (5) years, to the Knowledge of the Company, no allegations of sexual harassment have been made against (x) an executive officer of the Company or its Subsidiaries or (y) an employee at the level of Vice President (or any similarly-leveled employee) or above of the Company or its Subsidiaries.
Section 3.14. Taxes.
(a) The Company and each of its Subsidiaries have (i) duly and timely filed or caused to be duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them and all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material income and other Taxes due and owing (whether or not shown on such Tax Returns) except to the extent that such Taxes are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP.
(b) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements, exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in such consolidated financial statements.
(c) There are no pending, ongoing or, to the Knowledge of the Company, threatened, audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries. No deficiencies for Taxes have been claimed, proposed, assessed in writing or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any Governmental Authority that have not been fully paid, settled or withdrawn. None of the Company or any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment, deficiency or collection, which waiver or extension currently remains in effect. Neither the Company nor its Subsidiaries have received a written, or, to the Knowledge of the Company, oral claim from any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to taxation by that jurisdiction in respect of Taxes, which claim has not been resolved in full. No power of attorney that would be in force after the Effective Time has been granted by the Company or any of its Subsidiaries with respect to Taxes.
(d) All income and other material Taxes that the Company or any of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected, and have been duly and timely paid to the proper Governmental Authority or other proper Person or properly set aside in accounts for this purpose.
(e) The Company has made available to Parent true, complete and correct copies of all (i) federal, state and local income Tax Returns of the Company and its Subsidiaries, and (ii) examination reports and statements of deficiencies in respect of Taxes assessed against or agreed to by the Company or any of its Subsidiaries, in each case, filed or received since December 31, 2012.
(f) There are no Tax rulings, requests for Tax rulings, applications for change in accounting methods or closing agreements with respect to Taxes of the Company or any of its Subsidiaries.
(g) None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of: (i) any installment sale or open transaction disposition made prior to the Effective Time; (ii) any prepaid amount received prior to the Effective Time; (iii) Section 481(a) of the Code (or an analogous provision of state, local, or foreign Law) by reason of a change in accounting method prior to the Effective Time; or (iv) any election under Section 108(i) of the Code. None of the Company or any of its Subsidiaries has any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law).
(h) None of the Company or any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is or was the Company or any of its Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by Contract or otherwise.
(i) None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or any of its Subsidiaries.
(j) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes that are not yet due or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP.
(k) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(l) None of the Company or any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any transaction intended to qualify under Section 355 of the Code.
(m) The Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii)(I) of the Code.
(n) The Company and its Subsidiaries have been in compliance with the medical device excise tax provisions imposed by Section 4191 of the Code since the effective date of such provisions to the extent applicable to their operations.
(o) Section 3.14(o) of the Company Disclosure Letter sets forth all foreign, state and local jurisdictions in which the Company and its Subsidiaries file Tax Returns and each type of Tax payable in such jurisdiction during the taxable years ending December 31, 2016, 2017 and 2018.
Section 3.15. Material Contracts.
(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list, with items arranged according to the relevant subsection of this Section 3.15, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound or affected, except for this Agreement, that:

   (i) except for purchase orders or invoices in the ordinary course of business, is a Contract with a supplier or customer involving payments in excess of  $250,000 in the twelve (12) month period ended December 31, 2018, or reasonably expected to involve in excess of  $250,000 in the twelve (12) months ending December 31, 2019;
   (ii) constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);
   (iii) is a joint venture, alliance, partnership, shareholder, technology or product development or similar Contract;
   (iv) is an agency, sales, marketing, commission, distribution, international or domestic sales representative or similar Contract involving payments by the Company in excess of  $250,000 in the twelve (12) month period ended December 31, 2018, or reasonably expected to involve in excess of $250,000 (minimum purchase commitments) in the twelve (12) months ending December 31, 2019;
   (v) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness of the Company or any of its Subsidiaries (whether outstanding or as may be incurred thereunder) other than the payment of insurance premiums in installments over a period not to exceed one year;
   (vi) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness of a third Person owed to the Company or any of its Subsidiaries;
   (vii) is a Contract providing for future payment obligations, including settlement agreements, by the Company or any of its Subsidiaries outside the ordinary course of business in excess of  $100,000;
   (viii) is a Contract that creates or would create a Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, or restricts the payment of dividends;
   (ix) is a Demand Registration Rights Agreement;
   (x) is a Contract representing the Warrants or that relates to ongoing obligations in connection with the Warrants;
   (xi) is a Contract that obligates the Company or any of its Subsidiaries to conduct any business on an exclusive basis with any third Person, or upon consummation of the Merger, will obligate Parent or any of its Subsidiaries to conduct business with any third Person on an exclusive basis;
   (xii) is a Contract (other than ordinary course purchase orders) with any Governmental Authority;
   (xiii) is a non-competition or non-solicitation Contract or any other Contract that limits, restricts or prohibits, or purports to limit, restrict or prohibit, individually or in the aggregate, (A) the manner or the localities in which any business of the Company and its Subsidiaries is or could be conducted or (B) the lines or types of businesses that the Company or any of its Subsidiaries conducts or has a right to conduct;
   (xiv) is a Contract relating to the acquisition or disposition of any Person, business or operations or assets constituting a business (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into within the past five (5) years (including any such Contract under which contemplated transactions were consummated) under which one or more of the parties thereto has material obligations remaining to be performed;
   (xv) is an Intellectual Property Agreement;
   (xvi) is a Contract that imposes any co-promotion or collaboration obligations with respect to any product or product candidate, which obligations are material to the Company and its Subsidiaries, taken as a whole;
   (xvii) is a hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices);

   (xviii) is a “single source” Contract pursuant to which goods or materials are supplied to the Company or any of its Subsidiaries from an exclusive source for use in the manufacture, production or distribution of any Company product;
   (xix) is a material “single source” Contract pursuant to which goods or materials are supplied to the Company or any of its Subsidiaries from an exclusive source for any purpose other than the manufacture, production or distribution of any Company product;
   (xx) is a Contract addressing the employment or service of any individual with the Company or any of its Subsidiaries with base compensation or payments in excess of  $180,000 per annum that is not terminable upon notice of thirty (30) days or less;
   (xxi) is a Contract providing for the retention, engagement or termination of any temporary agency employee, consultant or other independent contractor of the Company or any of its Subsidiaries at a cost in excess of  $3,000 per month;
   (xxii) is a Labor Agreement;
   (xxiii) is a Contract which provides for a loan or advance of any amount to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company or any of its Subsidiaries, other than with respect to the reimbursement of immaterial travel and other customary out-of-pocket expenses; or
   (xxiv) is a Contract which provides for termination, acceleration of payment or any other material rights or obligations upon the occurrence of a change of control in the Company or any of its Subsidiaries.
(b) None of the Company or any of its Subsidiaries is in material breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination of, the acceleration of performance required by, or a right of termination or acceleration under, any Company Material Contract to which it is a party. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination of, the acceleration of performance required by, or a right of termination or acceleration under, any Company Material Contract. Each Company Material Contract (except those that are terminated after the date of this Agreement in accordance with their respective terms and not as a result of a breach or default thereunder by the Company or its Subsidiaries) is (A) a valid and binding obligation of the Company or any of its Subsidiaries that are a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought) and (B) in full force and effect.
(c) No (i) current or former officer or director of the Company; (ii) beneficial owner of five percent (5%) or more of any voting Securities of the Company; or (iii) any “affiliate” or “associate” of any such Person, has any interest in any Contract or property (real or personal, tangible or intangible), used in, or pertaining to the business of the Company or any of its Subsidiaries, which interest would be required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act and that has not been so disclosed in the Company SEC Documents.
Section 3.16. Distribution Agreements.
(a) Section 3.16 of the Company Disclosure Letter contains an accurate and complete list of all distribution, reseller, sales representative, commercial agency and similar or other distribution agreements that the Company is currently subject to (“Distribution Agreements”).
(b) To the Knowledge of the Company, there are no material disputes or claims under or relating to Distribution Agreements.

(c) To the Knowledge of the Company, there are no Applicable Laws or any material deviations from key terms in Distribution Agreements through course of dealing that have the potential to change the rights or obligations of the parties under the Distribution Agreements. Specifically, without limiting the generality of the foregoing, the Company has not paid any commissions, service fees or other compensation for distribution efforts under Distribution Agreements whose terms contemplate a buy-sell relationship according to which the distributor pays the Company for products that distributor will resell.
(d) Parent or the Company may terminate or let expire any and all Distribution Agreements in accordance with the express terms of each Distribution Agreement on term and termination without incurring any responsibility to pay compensation or indemnities or become exposed to any termination liability that is not expressly contemplated in the Distribution Agreement or required by Law.
Section 3.17. Intellectual Property.
(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all (i) Company Registered IP, (ii) unregistered Trademarks included in the Company Owned IP and material to the operation of the businesses of the Company or any of its Subsidiaries, (iii) unregistered Copyrights included in the Company Owned IP and material to the operation of the businesses of the Company or any of its Subsidiaries, and (iv) Trade Secrets included in the Company Owned IP and material to the operation of the businesses of the Company or any of its Subsidiaries. For each item of Company Registered IP, Section 3.17(a) of the Company Disclosure Letter lists the owner, country(ies) or region, registration and application numbers.
(b) The Company or one or more of its Subsidiaries owns, or has a valid right to use, all Company Intellectual Property. The Company Intellectual Property is sufficient as of the Closing for the conduct of the Company’s and its Subsidiaries’ respective businesses in all material respects as such businesses are conducted or as planned to be conducted as of the Closing. The Surviving Corporation will own or possess sufficient rights to all Intellectual Property as of the Closing and immediately following the Closing that are necessary or material to the operation of the Company’s and its Subsidiaries’ respective businesses, as conducted or as planned to be conducted as of the Closing by the Company and its Subsidiaries, as applicable.
(c) Except as set forth in Section 3.17(c) of the Company Disclosure Letter, with respect to Company Owned IP, (x) the Company or one of its Subsidiaries is the sole and exclusive owner of each item free and clear of all Liens other than Permitted Liens and non-exclusive licenses granted by the Company in the ordinary course of business and (y) the Company and its Subsidiaries have taken commercially reasonable actions to maintain each material item. With respect to Company Registered IP, each item is registered in the name of the Company or one or more of its Subsidiaries, and the Company shall, prior to the Closing, use commercially reasonable efforts to ensure that title in all Company Registered IP is properly recorded in the name of the Company or one or more of its Subsidiaries, as applicable.
(d) Except as set forth in Section 3.17(d) of the Company Disclosure Letter, the rights, licenses and interests of the Company or any of its Subsidiaries in and to all material Company Licensed IP are free and clear of all Liens or similar restrictions of any kind or nature whatsoever where such Liens or similar restrictions are the result of an action by the Company or any of its Subsidiaries, including the encumbrance of, or grant to a third Person of any rights with respect to, the Company’s or any of its Subsidiaries’ right, license and interest in and to such Company Licensed IP, other than Permitted Liens and restrictions contained in the applicable agreements with the licensor of such Company Licensed IP.
(e) The Company, its Subsidiaries and their respective patent counsel have not knowingly made any material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Company Registered IP and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Registered IP.
(f) The Company Intellectual Property includes in all material respects (i) any and all Intellectual Property conceived or reduced to practice by employees in the performance or course of employment for the Company or any of its Subsidiaries, and to the Knowledge of the Company in respect of the immediately subsequent clauses (ii) and (iii), (ii) any and all Intellectual Property conceived or reduced to practice by consultants for subject matter within the scope of and in the performance or course of consultancy for the Company or any of its Subsidiaries, and (iii) any and all Intellectual Property acquired from or contributed by other Persons, whether by way of assignment or otherwise by operation of Law.
(g) None of the activities or business previously or currently conducted or planned to be conducted by the Company or any of its Subsidiaries as of the Closing Date infringes, misappropriates or otherwise violates any valid and enforceable Intellectual Property of any third Person. Neither the Company nor any of its Subsidiaries is subject to any judgment that restricts or impairs the use of any Company Intellectual Property.
(h) Except as set forth in Section 3.17(h) of the Company Disclosure Letter, since January 1, 2010, no Person has asserted or threatened to assert a written claim or initiated a Proceeding alleging infringement, misappropriation or violation of any Intellectual Property of any Person by the Company or any of its Subsidiaries, or contesting the validity, ownership, enforceability or right of the Company or any of its Subsidiaries to exercise any Company Owned IP, including in the nature of being offered a license or covenant not to sue, and to the Knowledge of the Company, there is no basis for any such Proceeding with respect to valid and enforceable Intellectual Property of any Person. Except as set forth in Section 3.17(h) of the Company Disclosure Letter, since January 1, 2010, neither the Company nor any of its Subsidiaries has received any notice of any pending conflict with, or infringement, misappropriation or violation of the rights of any Person with respect to any Intellectual Property or with respect to any license of the Company Intellectual Property, or challenging the validity, ownership, enforceability, or right of the Company or any of its Subsidiaries to use any of the Company Intellectual Property.
(i) Except as set forth in Section 3.17(i) of the Company Disclosure Letter, since January 1, 2013, neither the Company nor its Subsidiaries has asserted rights in any material Company Intellectual Property against any Person in any cease and desist letter or other notice, including in the nature of offering a license or covenant not to sue.
(j) The Company and each of its Subsidiaries have at all times taken commercially reasonable measures to protect and preserve the confidentiality of all confidential information and Trade Secrets that are Company Intellectual Property, or any Trade Secrets disclosed to the Company or its Subsidiaries for which the Company or any of its Subsidiaries had or has an obligation of secrecy, against unauthorized access, disclosure, use, modification or other misuse. To the Knowledge of the Company, there has been no material unauthorized access, disclosure or use of any Trade Secrets that are Company Intellectual Property.
(k) The Company and its Subsidiaries at all times have used reasonable measures to protect the Trade Secrets that are part of the Company Intellectual Property and have secured from all of their employees and consultants who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Owned IP, unencumbered and unrestricted exclusive ownership of all such employee’s or consultant’s, as applicable, Intellectual Property in such contribution that the Company or its Subsidiaries does not already own by operation of Law and such employee or consultant, as applicable, has not retained any rights or licenses with respect thereto. Without limiting the foregoing, the Company and each of its Subsidiaries have obtained proprietary information and invention disclosure and assignment Contracts from all current and former employees and consultants who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Owned IP, and those Contracts assign and require any assignment to the Company or one or more of its Subsidiaries all right, title and interest in and to Intellectual Property developed by such employees and consultants in their capacity as employee or consultant, as applicable. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has entered into any Contract that conflicts in any material way with the work for which the employee has been engaged by the Company or any of its Subsidiaries, as applicable, or requires the employee to transfer, assign or disclose information concerning his or her work for the Company or any of its Subsidiaries to anyone other than the Company or one of its Subsidiaries, as applicable. With respect to inventions made by the Company or its Subsidiaries that have not yet been incorporated into patent applications or provisional patent applications, and for which the Company intends to submit a patent application or provisional patent application, neither the Company nor its Subsidiaries has disclosed such inventions without restriction on confidentiality and has not offered for sale products embodying the inventions, nor taken any other action that jeopardizes or could jeopardize the Company or its Subsidiaries’ right to properly and timely file patent applications to cover such inventions, such that the Company or its Subsidiaries would be prevented from obtaining valid Patents to cover such inventions.
(l) No item of Company Owned IP has been held to be invalid or unenforceable in a court decision. To the Knowledge of the Company, the Company Intellectual Property is valid, subsisting (or in the case of applications, applied for) and enforceable; provided, however, that this Section 3.17(l) shall not be interpreted to give any representation, warranty or other assurance that any Patent applications or Trademark applications that are part of the Company Intellectual Property will issue or be granted.
(m) The Company and each of its Subsidiaries have at all times been in compliance in all material respects with all applicable Laws (including the EU General Data Protection Regulation) and its customers’ applicable rules, policies and procedures relating to privacy, data protection and collection and use of personal information to which the Company and any of its Subsidiaries have had access or have collected, used or held for use in the conduct of its business. No claims are pending or have been threatened in writing or, to the Knowledge of the Company, threatened other than in writing, against the Company or any of its Subsidiaries alleging a violation of any third Person’s privacy, personal information or data rights.
(n) To the Knowledge of the Company, the consummation of the Merger and any of the other transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s or any of its Subsidiaries’ right to own, use or hold for use any of the Intellectual Property as owned, used or held for use in the conduct of its business as currently conducted or planned to be conducted.
(o) Except as set forth in Section 3.17(o) of the Company Disclosure Letter, no licenses of any Intellectual Property from a third Person to the Company or any of its Subsidiaries, other than non-customized Software subject to commercially available off the shelf, “shrink-wrap” or “click-through” type contracts, is (i) subject to a time limitation such that the license terminates prior to the expiration of the licensed Intellectual Property or (ii) subject to a product or method specific limitation such that a change to a product or method practiced under the license by the Company or any of its Subsidiaries will not be covered by such license.
(p) Except as set forth in Section 3.17(p) of the Company Disclosure Letter, there are no settlements, forbearances to sue, consents, Orders or similar obligations to which the Company or any of its Subsidiaries is a party or is subject that (i) restrict the Company’s or any of its Subsidiaries’ rights to use, enjoy or exploit any material Company Intellectual Property; (ii) materially restrict the Company’s or any of its Subsidiaries’ business in order to accommodate a third Person’s Intellectual Property; or (iii) permit third Persons to use any material Company Intellectual Property.
(q) Except as set forth in Section 3.17(q) of the Company Disclosure Letter, other than in connection with the sale of products in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has entered into any contractual obligation requiring it to indemnify any other Person against infringement or other violation of any Intellectual Property of any third Person, nor has the Company or any of its Subsidiaries entered into any contractual obligation requiring the Company or one of its Subsidiaries to grant any Person the right to bring infringement actions or otherwise enforce rights with respect to any of the Company Intellectual Property.
(r) To the Knowledge of the Company, all disclosures by the Company or any of its Subsidiaries to a third Person of material Company-owned confidential information and Trade Secrets, or confidential information and Trade Secrets as to which the Company or any of its Subsidiaries had or has an obligation of secrecy, have been pursuant to the terms of a written contractual obligation between the Company or its applicable Subsidiaries and such third Person.
(s) With regard to proprietary Software that is used by the Company or any of its Subsidiaries, or is currently in development by and is material to the Company or any of its Subsidiaries, other than non-customized Software subject to commercially available off the shelf, “shrink-wrap” or “click-through” type contracts: (i) neither the Company nor any of its Subsidiaries has assigned, delivered, licensed or made available, and does not have any obligation to assign, deliver, license or make available, the source code for any such Software to any third Person, including any escrow agent or similar Person; (ii) neither the Company nor any of its Subsidiaries has experienced any material defects or disruptions in such Software, including any material error or omission in the processing of any transactions that have not been corrected; (iii) no such Software (A) contains any code designed or intended to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or to damage or destroy data or files without the user’s consent, or (B) is subject to the terms of any “open source” or other similar license that provides for the proprietary portions of such source code of the Software to, upon distribution to third parties, be disclosed, licensed, publicly distributed or dedicated to the public; (iv) current copies of the source code for all such material Software, other than such Software currently in development, are recorded on machine readable media, clearly identified and securely stored (together with the applicable documentation) by the Company or any of its Subsidiaries; and (v) no capital expenditures are necessary with respect to such Software or its use other than capital expenditures in the ordinary course of business substantially consistent with past practice. During the three (3) years prior to the date hereof, (A) there have been no material security breaches in the Company’s or any of its Subsidiaries’ information technology systems and (B) there have been no disruptions in the Company’s or any of its Subsidiaries’ information technology systems that materially adversely affected the Company’s or any of its Subsidiaries’ business or operations. The Company has used commercially reasonable efforts to evaluate the disaster recovery and backup needs of the Company and its Subsidiaries and has implemented plans and systems that are reasonably designed to address its assessment risk.
(t) No issued Patents or pending patent applications that are Company Owned IP are involved in any interference, reissue, reexamination, opposition, inter partes review, covered business method review, post-grant review, or other post-grant proceeding. No Trademark that is Company Owned IP is involved in any opposition, invalidation, cancellation, or other administrative proceeding. Neither the Company nor any of its Subsidiaries is undertaking any interference, reissue, reexamination, opposition, inter partes review, covered business method review, post-grant review, invalidation, cancellation, or other administrative proceeding with respect to Intellectual Property of any third Person.
(u) With regard to any material Patents or patent applications included in the Company Registered IP, all applicable maintenance, annuity and other fees and all filings necessary to assure the continued enjoyment of any issued Patent, and all amendments, response to office actions, issue fees and other fees and filings necessary to maintain the pendency of and pursue the prosecution of any pending applications, including the filing of continuation applications, have been paid or filed on a timely basis.
(v) With regard to any material Trademarks or trademark applications included in the Company Registered IP; (i) all applicable affidavits of continuing use, renewals, maintenance fees, amendments, responses to office actions or any other documents or fees which are necessary to maintain such Trademarks have been filed or paid on a timely basis; and (ii) none of the Trademarks have been cancelled, amended or restricted for any reason by any Governmental Authority or otherwise.
(w) With regard to material registered and applied for Copyrights in both published works and unpublished works included in the Company Registered IP; (i) all documents, recordations and certificates in connection with such Copyrights currently required to be filed under applicable legal requirements have been filed with the relevant Governmental Authorities in any applicable listed country or region in the world for the purposes of maintaining or perfecting such Copyrights and recording the ownership interests of the Company or any of its Subsidiaries, as applicable, therein; and (ii) none of such Copyrights have been held invalid or unenforceable for any reason by any Governmental Authority or otherwise.
(x) To the Knowledge of the Company, no material Company Intellectual Property is being used or enforced by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Intellectual Property used in and necessary for or otherwise material to the conduct of the Company’s and any of its Subsidiaries’ businesses as currently conducted or planned to be conducted.
Section 3.18. Real and Personal Property.
(a) The Company and its Subsidiaries do not own any real property.

(b) Section 3.18(b) of the Company Disclosure Letter sets forth a complete and accurate list of each lease, sublease, license or similar use and occupancy Contract (including any amendments, extensions and modifications thereto, each, a “Lease”) pursuant to which the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies any real property from any other Person (whether as a tenant, subtenant or pursuant to other occupancy arrangements) (collectively, the “Company Leased Real Property”). The Company has made available to Parent a true, correct and complete copy of each such Lease to date.
(c) The Company and its Subsidiaries have valid leasehold interests under each of the Leases, free and clear of all Liens, except for Permitted Liens and the Company and its Subsidiaries enjoy peaceful and undisturbed possession under all of the Leases for any Company Leased Real Property.
(d) Each Lease for any Company Leased Real Property is in full force and effect and is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto.
(e) Except as have been cured or otherwise resolved, none of the Company or any of its Subsidiaries has received any communication from, or given any communication to, any other party to a Lease for any Company Leased Real Property or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Lease, and to the Knowledge of the Company, no other counterparty is in default under such Lease. No event has occurred and no condition exists, which with the giving of notice or the passage of time, or both, will constitute a default under a Lease by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any counterparty under such Lease, that would, individually or in the aggregate, materially impair or be reasonably likely to materially impair the continued use and operations of the Company Leased Real Property to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted.
(f) No Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Leased Real Property. Neither the Company nor any Subsidiary of the Company is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein. There are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of the Company Leased Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.
Section 3.19. Environmental.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:
   (i) since January 1, 2013, the Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations as currently conducted under applicable Environmental Laws;
   (ii) (A) there is no pending or, to the Knowledge of the Company, threatened Proceeding pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries; (B) none of the Company or any of its Subsidiaries has received notice or a request for information from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved; and (C) none of the Company or any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law;
   (iii) there have been no Releases of Hazardous Materials by the Company or any of its Subsidiaries (and, to Knowledge of the Company, Releases of Hazardous Materials have not otherwise occurred) at, on, under or from any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Releases; and

   (iv) neither the Company nor any of its Subsidiaries has entered into any written agreement or incurred any legal obligation that would reasonably be expected to require it to pay to, reimburse, or indemnify any other Person from or against liabilities or costs arising in connection with or pursuant to Environmental Law, or relating to the generation, manufacture, use, transportation or disposal of or exposure to Hazardous Materials.
(b) The Company has delivered or otherwise made available for inspection to the Parent copies of any material reports, investigations, audits, assessments (including Phase I or II environmental assessments), studies or other documents in the possession of or reasonably available to the Company or any of its Subsidiaries pertaining to: (i) any unresolved claims arising under or relating to any Environmental Law; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.
Section 3.20. Customers and Suppliers.
Section 3.20 of the Company Disclosure Letter sets forth (a) the ten (10) largest customers (by revenue) of the businesses of the Company and its Subsidiaries (on a consolidated basis) during the twelve months ended December 31, 2018, (b) the ten (10) largest distributors or sales agents (by revenue) of the businesses of the Company and its Subsidiaries (on a consolidated basis) during the twelve months ended December 31, 2018, and (c) the ten (10) largest suppliers (by cost) of the businesses of the Company and its Subsidiaries (on a consolidated basis) during the twelve months ended December 31, 2018. Since January 1, 2019, through the date of this Agreement, no such customer, supplier, or distributor or sales agent, as applicable, has canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, or has decreased materially, or to the Knowledge of the Company, threatened to decrease materially, the quantity of products or services purchased from or sold to, as the case may be, the businesses of the Company or any of its Subsidiaries.
Section 3.21. Product Warranty.
Except as has not had and would not reasonably be expected to have a Material Adverse Effect, each product manufactured, sold, leased, delivered or distributed (including the featured and functionality offered thereby) or service provided or rendered by the Company or any of its Subsidiaries complies with all applicable contractual specifications, requirements and covenants and all express and implied warranties made by the Company or any of its Subsidiaries and is not subject to any term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions for such product or service, the true, correct and complete forms of such terms and conditions are set forth on Section 3.21 of the Company Disclosure Letter, and neither the Company nor any of its Subsidiaries has any liability for replacement, repair or other damages in connection with such product or service.
Section 3.22. Foreign Corrupt Practices Act: Anti-Corruption.
(a) None of the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, consultants or independent contractors (to the extent acting on behalf of the Company or any of its Subsidiaries), or to the Company’s Knowledge distributors, has directly or indirectly made, promised, or authorized or offered to make, promise or authorize any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form, whether in money, property or services, in violation of, to the extent applicable, the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, applicable Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law, rule or regulation relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”). Without limiting the foregoing, none of the Company, any of its Subsidiaries, or any of their respective officers, directors, employees or agents, consultants or independent contractors (to the extent acting on behalf of the Company or any of its Subsidiaries), or to the Company’s Knowledge, distributors, has directly or indirectly offered or given anything of value to (a) any official, political party or official thereof or any candidate for political office or (b) any Person, while knowing that all or a portion of such thing of value will be offered, given or promised, directly or indirectly, to any official, to any political party or official thereof or to any candidate for political office for the purpose of the following: (A) influencing any act or decision of such official, political party, party official or candidate in his, her or its official capacity, including influencing such official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such official, political party, party official or candidate, or securing any improper advantage or (B) inducing such official, political party, party official or candidate to use his, her or its influence with a Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.
(b) Neither the Company, nor any of its Subsidiaries, nor, any of the Company’s or its Subsidiaries’ respective agents, consultants or independent contractors (to the extent acting on behalf of the Company or any of its Subsidiaries), or to the Company’s Knowledge, distributors, (i) is or has been the subject of an unresolved claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication (in writing or otherwise) from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws.
(c) The Company and its Subsidiaries maintain a system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.
Section 3.23. Customs and International Trade Laws.
(a) The Company and its Subsidiaries have been in compliance in all material respects with all applicable Customs & International Trade Laws and there are no unresolved formal claims concerning the liability of any of the Company or its Subsidiaries under such Laws. Without limiting the foregoing, (i) the Company and its Subsidiaries and Persons acting on their behalf have obtained all material import and export licenses and all other material consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import, re-export or transfer of goods, services, Software and technology required for the operation of the respective businesses of the Company and its Subsidiaries, including Customs & International Trade Authorizations; (ii) no Governmental Authority has initiated any Proceedings or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers, employees or agents in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iii) there have been no unresolved claims, investigations or requests for information by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.
(b) Neither the Company nor any of its Subsidiaries, and no director, officer or employee of any of the Company or its Subsidiaries, (i) is a Sanctioned Person; or (ii) has pending or threatened claims against it with respect to Sanctions.
(c) Each of the Company and its Subsidiaries and any director, officer or employee thereof is in compliance with, and has not violated, any Sanctions; and the Company and its Subsidiaries have in place adequate controls and systems reasonably designed to ensure compliance with applicable Laws pertaining to Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do or in the past have done business.
Section 3.24. FDA and Related Matters.
(a) The Company and its Subsidiaries, or, to the Knowledge of the Company, its distributors, possess or have rights to all Registrations required for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and Section 3.24(a) of the Company Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of such Registrations. To the Knowledge of the Company, each such Registration is valid and subsisting in full force and effect. As of the date hereof, neither the United States Food and Drug Administration (the “FDA”) nor any comparable Regulatory Authority or Governmental Authority, has initiated any action to limit, suspend or revoke any such Registration or change the marketing classification or labeling of the products of the Company and any of its Subsidiaries. There is no false or misleading information or material omission in any product application or other submission to the FDA or any comparable Regulatory Authority or Governmental Authority, that would result in material liability with respect to the completeness or accuracy thereof. The Company and each of its Subsidiaries are in material compliance with, and have fulfilled and performed in all material respects their respective obligations under, each such Registration, and, as of the date hereof, no event has occurred or condition or state of facts exists which, to the Knowledge of the Company, would cause revocation or termination of any such Registration. To the Knowledge of the Company, any third Person that is a manufacturer or contractor for the Company or any of its Subsidiaries is in compliance in all material respects with all Registrations insofar as they pertain to the manufacture of product components or products for the Company or any of its Subsidiaries, as applicable.
(b) All products developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported by or on behalf of the Company or any of its Subsidiaries that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority or Governmental Authority have been and are being developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported and exported, as applicable, in all material respects, in compliance with FDA Laws, and any comparable Laws enforced by any other Regulatory Authority or Governmental Authority that has jurisdiction over the operations of the Company or any of its Subsidiaries, including those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, adverse event reporting, reporting of corrections and removals and any other reporting or activities required by FDA Laws or comparable Laws enforced by any other Regulatory Authority or Governmental Authority. To the Knowledge of the Company, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, any third Person that is a manufacturer or contractor for the Company or any of its Subsidiaries is in compliance with all FDA Laws or any other applicable Law insofar as they pertain to the manufacture of product components or products for the Company or any of its Subsidiaries.
(c) There are no Proceedings pending or, to the Knowledge of the Company, threatened by or on behalf of the FDA or any Regulatory Authority or Governmental Authority against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any applicable Laws or Registrations. Neither the Company nor any of its Subsidiaries is subject to any unresolved obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority. Each of the Company and its Subsidiaries has made all notifications, submissions, responses and reports required by FDA Laws or any other applicable Law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority and all such notifications, submissions, responses and reports were true and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Authority. To the Knowledge of the Company, as of the date hereof, no basis for liability exists with respect to any such notification, submission, response, or report.
(d) No product distributed or sold by or on behalf of the Company or any of its Subsidiaries has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and to the Knowledge of the Company, as of the date hereof, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such product; (ii) a change in the labeling of any such product; or (iii) a termination, seizure, limitation, restriction, modification or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product by the FDA or any other Governmental Authority. No Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention, seizure or similar action involving any such product are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice from a Regulatory Authority or other Governmental Authority that any product distributed or sold by or on behalf of the Company or any of its Subsidiaries cannot be developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported substantially in the manner presently performed or contemplated by or on behalf of the Company.
(e) All preclinical and clinical investigations sponsored or conducted by or on behalf of the Company or any of its Subsidiaries have been and are being conducted in material compliance with all applicable Laws and other requirements, including Good Clinical Practices and other FDA Laws. No clinical trial sponsored or conducted by or on behalf of the Company or any of its Subsidiaries has been terminated, materially delayed, limited or suspended prior to completion by the FDA, any other applicable Regulatory Authority or Governmental Authority, or any institutional review board that has or has had jurisdiction over such clinical trial, and neither the FDA nor any other applicable Regulatory Authority or Governmental Authority, nor any institutional review board that has or has had jurisdiction over a clinical trial conducted or sponsored by or on behalf of the Company or any of its Subsidiaries, has ordered or commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, alleged any violation of any FDA Law or comparable law of another Regulatory Authority or Governmental Authority in connection with any such clinical trial.
(f) To the Knowledge of the Company, all data generated by the Company and any of its Subsidiaries with respect to their respective products that has been provided to their respective customers, the FDA or other Regulatory Authority or Governmental Authority, or otherwise made public is truthful and not misleading.
Section 3.25. Healthcare Regulatory Compliance.
(a) Neither the Company nor any of its Subsidiaries or any of its or their respective officers, directors, employees or, to the Knowledge of the Company, any of its or their agents, has made an untrue statement of a material fact or fraudulent statement to any Governmental Authority, failed to disclose a material fact that must be disclosed to any Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such statement, disclosure, or failure to disclose occurred, could reasonably be expected to constitute a violation of any Federal Health Care Program Laws or comparable law of another Regulatory Authority or Governmental Authority.
(b) Neither the Company nor any of its Subsidiaries or any of its or their respective officers, directors, managing employees (as such terms are defined in 42 C.F.R. § 1001.2), nor to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any of its Subsidiaries, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Authority concerning compliance with Federal Health Care Program Laws.
(c) Neither the Company nor any of its Subsidiaries nor any of its or their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), nor to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any of its Subsidiaries (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “SSA”); (iv) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or

(v) is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense. “Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs.
(d) Neither the Company nor any of its Subsidiaries nor any of its or their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), nor to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any of its Subsidiaries has engaged in any activity that is in violation of, or is cause for civil or criminal penalties, mandatory or permissive exclusion from a Federal Health Care Program or other administrative sanction under, the federal Medicare or federal or state Medicaid statutes, Section 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3 801 et seq.), the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (e.g., 18 U.S.C. §§ 1035 and 1347), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), or related regulations, or any other United States Laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients, including all state laws analogous to the foregoing (collectively, “Federal Health Care Program Laws”), including the following:
   (i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;
   (ii) knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;
   (iii) knowingly and willfully soliciting, arranging or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind (A) in return for or in connection with referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Federal Health Care Program; or (B) in return for purchasing, leasing or ordering, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under any Federal Health Care Program;
   (iv) knowingly and willfully offering, arranging or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal Health Care Program; or (B) to purchase, lease or order, or arrange for or recommend purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under a Federal Health Care Program unless such offer or payment fully complied with applicable statutory or regulatory safe harbors; and
   (v) any other activity that violates any Law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.
(e) To the Knowledge of the Company, no Person has filed or has threatened to file against the Company or any of its Subsidiaries an action relating to any FDA Law or Federal Health Care Program Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), and, to the Knowledge of the Company, there is no reasonable basis for any such action.
(f) The use and dissemination of any personally identifiable data and information concerning individuals, including such information pertaining to any patient, subscriber, enrollee, or covered person, by the Company is in compliance in all material respects with all applicable Laws, including without limitation any HIPAA, HITECH or other applicable privacy Laws or Laws pertaining to the confidentiality of medical records, claim records or underwriting data, and contracts applicable to the Company. The Company maintains policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with HIPAA, HITECH and all other applicable Laws and pursuant to any Contract. The execution and delivery of this Agreement will not violate any published privacy policy, contract, or Laws relating to the use, dissemination, or transfer of any such data or information. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Authority for a violation of HIPAA, including receiving any notices from patients, consumers or the United States Department of Health and Human Services Office of Civil Rights relating to any such violations. The Company and each of its Subsidiaries has entered into a business associate contract where required by 45 C.F.R. § 164.504(e). Neither the Company nor any of its Subsidiaries is a “covered entity” as that term is defined in HIPAA and is not in breach of any “business associate contract,” as described in 45 C.F.R. § 164.504(e).
(g) Neither the Company nor any of its Subsidiaries provide to customers or others reimbursement coding or billing advice regarding products offered for sale by the Company or any of its Subsidiaries and procedures related thereto.
(h) The Company maintains and adheres to, in all material respects, a commercially reasonable compliance program designed to promote compliance with all Federal Health Care Program Laws and applicable ethical standards, to improve the quality and performance of operations, and to detect, prevent, and address potential violations of legal or ethical standards or fraud and abuse applicable to the operations of the Company, including without limitation, policies and procedures relating to retention of records, quality assurance, employee screening, and fraud, waste and abuse.
(i) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all agreements or arrangements between the Company or any of its Subsidiaries on the one hand and any physician on the other hand for services are in material compliance with the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)) (“AKS”) or comparable law of another Regulatory Authority or Governmental Authority; and all such agreements or arrangements, and all such payments and things of value made pursuant to such agreements or arrangements, are in compliance in all material respects with all applicable Laws, including all Federal Health Care Program Laws or comparable law of another Regulatory Authority or Governmental Authority.
(j) The Company has timely, accurately, and completely reported all payments and transfers of value made to physicians and teaching hospitals, as required by the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and the Company is in compliance with all analogous state laws requiring the reporting of financial interactions with health care providers.
Section 3.26. Insurance.
Section 3.26 of the Company Disclosure Letter lists all material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, (i) The Company and each of its Subsidiaries have paid, or caused to be paid, all premiums when and to the extent due and payable under all material insurance policies of the Company and each of its Subsidiaries, and all such insurance policies are in full force and effect as of the date of this Agreement and (ii) none of the Company or any of its Subsidiaries has received (a) notice that they are in default with respect to any obligations under such policies or (b) notice of cancellation or termination with respect to any such existing material insurance policy.
Section 3.27. Takeover Statutes.
Assuming the accuracy of the representations contained in Section 4.9, the Company Board has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law (including Section 203 of the DGCL) inapplicable to this Agreement, the Merger, the Voting Agreement or any other transactions contemplated by this Agreement.
Section 3.28. Brokers.
No investment banker, broker, finder or other intermediary (other than William Blair & Company, L.L.C.) is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of all agreements between the Company and William Blair & Company, L.L.C. have been delivered to Parent.
Section 3.29. Opinion of Financial Advisors.
The Company Board has received the opinion of William Blair & Company, L.L.C., as to the fairness of the Merger Consideration, from a financial point of view, to the holders of Company Common Stock (other than Parent and Merger Sub or any of their Affiliates). A true, correct and complete copy of the written opinion described above has been delivered or made available to Parent, solely for informational purposes, promptly after delivery thereof.
Section 3.30. No Other Representations or Warranties.
Except for the representations and warranties expressly set forth in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries. The Company acknowledges and agrees that except for the representations and warranties expressly set forth in Article IV, (a) none of Parent, Merger Sub or any of their respective Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV and (b) no Person other than Parent and Merger Sub has been authorized by Parent, Merger Sub or any of their respective Subsidiaries, as applicable, to make any representation or warranty relating to Parent, Merger Sub or any of their respective Subsidiaries or the business of any of Parent, Merger Sub or any of their respective Subsidiaries or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party.
Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:
Section 4.1. Organization; Qualification.
Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the jurisdiction of its respective incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub, as the case may be, to perform its obligations under this Agreement or to consummate the Merger and pay the Merger Consideration, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”).
Section 4.2. Authority Relative to Agreement.
Each of Parent and Merger Sub have all necessary corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger

Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (b) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
Section 4.3. No Conflict; Required Filings and Consents.
(a) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.3(b) have been obtained or made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third Person pursuant to any of the terms or provisions of any Contract to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or Merger Sub, other than, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the New York Stock Exchange, (v) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4. Litigation.
As of the date of this Agreement, (a) there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and (b) there is no Order outstanding against, or involving, Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries that, in each case of clauses (a) and (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.5. Information Supplied.
None of the information with respect to Parent and its Subsidiaries that is or will be furnished to the Company by or on behalf of Parent in writing specifically for use in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading at the time such Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting.

Section 4.6. Brokers.
No investment banker, broker, finder or other intermediary other than XMS Capital Partners, LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.
Section 4.7. Sufficient Funds.
Parent has or will have, as of the Closing Date, sufficient cash to consummate the Merger and the other transactions contemplated by this Agreement that require payment in connection with the Closing. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.
Section 4.8. Merger Sub.
All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any Security of Merger Sub. Merger Sub has not engaged in any business activities or conducted any operations and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than in connection with the Merger and the other transactions contemplated by this Agreement.
Section 4.9. No Interested Stockholder.
Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” (as each such term is defined in Section 203 of the DGCL) of Parent or any of its Subsidiaries, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. None of Parent, Merger Sub or any of their controlled Affiliates directly or indirectly beneficially owns, or has at any time during the period commencing three (3) years prior to the date hereof directly or indirectly beneficially owned, any Company Common Stock, other than shares beneficially owned through benefit or pension plans.
Section 4.10. No Other Representations or Warranties.
Except for the representations and warranties expressly set forth in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries. Parent and Merger Sub each acknowledges and agrees that except for the representations and warranties expressly set forth in Article III, (a) neither the Company nor any of its Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article III, (b) no Person other than the Company has been authorized by the Company or any of its Subsidiaries, as applicable, to make any representation or warranty relating to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (c) except to the extent the subject of any representation or warranty expressly set forth in Article III, any estimates, projections, predictions, data, financial information, memoranda, presentations or other materials or information provided to Parent, Merger Sub or any of their representatives are not, and shall not be deemed to be or include, representations or warranties.

Article V

COVENANTS AND AGREEMENTS
Section 5.1. Conduct of Business by the Company Pending the Merger.
The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (A) as prohibited or required by applicable Law, (B) as may be consented to in writing by Parent (provided that, in the case of Sections 5.1(h), 5.1(l)(i), 5.1(m)(ii), 5.1(o), 5.1(r), 5.1(s) and 5.1(v), such consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required pursuant to this Agreement; or (D) as set forth on Section 5.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause each of its Subsidiaries to, conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve its assets and business organization intact in all material respects and maintain its existing business relations and goodwill with customers, suppliers, licensors, distributors, Governmental Authorities, independent contractors, employees, business partners and others having material business relationships with it, and (y) without limiting the generality of clause (x), the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:
(a) amend or otherwise change the Certificate of Incorporation or the Bylaws (or such similar organizational or governing documents of any Subsidiary of the Company);
(b) adjust, split, reverse split, combine, subdivide, reclassify, redeem, purchase, repurchase or otherwise acquire, directly or indirectly, or amend the terms of, the Company’s or any of its Subsidiaries’ Securities, including any options, equity or equity-based compensation, warrants, convertible Securities or other rights of any kind to acquire any of such Securities;
(c) issue, sell, pledge, modify, transfer, dispose of, encumber or grant, or authorize the same with respect to, directly or indirectly, any of the Company’s or any of its Subsidiaries’ Securities, including any options, equity or equity-based compensation, warrants, convertible Securities or other rights of any kind to acquire such Securities; provided, however, that the Company may issue shares of Company Common Stock (i) upon the exercise of Company Options outstanding as of the date of this Agreement in accordance with the respective terms of such Company Options (ii) upon the exercise of Warrants outstanding as of the date of this Agreement, (iii) upon the conversion of Company Preferred Stock in accordance with the terms thereof and (iv) pursuant to the automatic exercise of the right to purchase shares of Company Common Stock under the Company ESPP on the last day of any applicable offering period (as modified by and subject to the terms of Section 2.3(c)) from shares of Company Common Stock reserved for issuance under the Company ESPP as of the date of this Agreement;
(d) declare, set aside, authorize, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Company’s or any of its Subsidiaries’ Securities, other than ordinary course accretion with respect to the Company Preferred Stock in accordance with the Certificate of Incorporation;
(e) (i) establish, adopt, enter into, materially amend or terminate any Benefit Plan, or any plan, program, policy, practice, agreement or other arrangement that would be a Benefit Plan if it had been in existence on the date of this Agreement (other than offer letters that provide for at-will employment without either severance or change in control benefits); (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment, or increase the base salary and/or cash bonus opportunity to any director, officer, employee, or consultant of the Company or any Subsidiary, except in each case, (A) as required by applicable Law or under the terms of any Benefit Plan as set forth on Schedule 5.1(e) of the Company Disclosure Letter and in effect as of the date of this Agreement or (B) in the case of increases in annual base salaries and the payment or grant of cash incentive compensation payable to any of its current employees who are not officers, at times and in dollar amounts in the ordinary course of business in connection with the Company’s annual salary review process consistent with past practice; (iii) accelerate or take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee, or consultant of the Company or any Subsidiary except as required under the terms of any Benefit Plan in effect as of the date of this Agreement; (iv) enter into, extend, amend or modify, or terminate any employment, severance, termination, change in control, retention, individual consulting or other similar agreement with any current or former director, officer, employee, or consultant of, or individual service provider to, the Company or any of its Subsidiaries (other than offer letters that provide for at-will employment without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired in the ordinary course of business and consistent with past practice and whose annual base compensation does not exceed $180,000 individually); or (v) communicate with the employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communication is (A) approved by Parent in advance of such communication or (B) required by applicable Law;
(f) hire, promote or terminate the employment of  (other than for cause, death or disability) any employee (i) at a level of Vice President or higher, (ii) with annual base compensation above $180,000, or (iii) outside the ordinary course of business;
(g) take any action requiring notice to employees, or triggering any other obligations, under the WARN Act or any similar state, local or foreign Law prior to the Closing;
(h) waive, release or limit any restrictive covenant of any current or former employee or independent contractor of the Company or any Subsidiary;
(i) make any loan or advance to (other than travel and similar advances to its employees in the ordinary course of business and consistent with past practice), or capital contribution to, or investment (other than purchases of inventory or supplies in the ordinary course of business consistent with past practice or capital expenditures permitted pursuant to Section 5.1(r)) in, any Person;
(j) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;
(k) acquire (including by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, any division of any of the foregoing, any equity interest in any of the foregoing, any real property or any interest therein, or all or any material portion of the assets, business or properties of any Person;
(l) (i) sell, pledge, dispose of, transfer, abandon, lease (as lessor), license (except in accordance with Section 5.1(o)) mortgage, incur any Lien (other than Permitted Liens) (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any material portion of the tangible or intangible assets, business, any real property or any interest therein, properties or rights of the Company or any of its Subsidiaries except sales of product inventory or disposal of immaterial tangible assets in the ordinary course of business and consistent with past practice, or (ii) enter into any new line of business or (iii) create any new Subsidiaries;
(m) (i) pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its wholly owned Subsidiaries and solely owed to the Company or its wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or settle, waive or amend any material claims or rights;
(n) (i) incur, create, assume or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any Indebtedness, including by the issuance of any debt security, other than draw-downs pursuant to the Company’s existing revolving loan facility or the payment of annual insurance policy premiums in monthly installments in accordance with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for any Indebtedness of any Person, including by the issuance of any debt security and the assumption or guarantee of obligations of any Person (or enter into a “keep well” or similar arrangement) or (iii) issue or sell any debt securities of the Company or any of its Subsidiaries, including options, warrants, calls or similar rights, in each case, to acquire any debt securities of the Company or any of its Subsidiaries;

(o) amend, extend, renew, terminate (other than at its stated termination date) or enter into, or agree to any amendment or modification of, or waive, release or assign any material rights under, any Company Material Contract, any Contract that would have been a Company Material Contract or a Lease had it been entered into prior to the date of this Agreement or any Lease for any Company Leased Real Property, except, in the case of any Contract of the type described in Sections 3.15(a)(i), 3.15(a)(iv) or 3.15(a)(v) (only with respect to the types of Indebtedness specified in clauses (iii) and (v) of the definition of Indebtedness) in the ordinary course of business consistent with past practice; provided, however, that the foregoing exception shall not apply to any Contract that requires or provides for consent, acceleration, termination or any other material right or consequence triggered in whole or in part by the Merger or any of the other transactions contemplated by this Agreement;
(p) negotiate, amend, modify, extend, enter into or terminate any Labor Agreement, except as required pursuant to an applicable Contract in effect as of the date of this Agreement;
(q) make any material change to its or any of its Subsidiaries’ methods, policies and procedures of accounting, except as required by GAAP or Regulation S-X of the Exchange Act;
(r) make or agree to make any capital expenditures exceeding $100,000 in the aggregate, other than the consignment of Company products to customers in the ordinary course of business;
(s) agree to, or otherwise commence to, release, compromise, assign, settle, or resolve, in whole or in part, any threatened or pending Proceeding or insurance claim, other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by the Company or any of its Subsidiaries of an amount not greater than $100,000 (net of insurance proceeds) in the aggregate;
(t) fail to use reasonable best efforts to maintain in effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;
(u) (i) sell, transfer, assign, lease, license or otherwise dispose of  (whether by merger, stock or asset sale or otherwise) to any Person any rights to any Company Intellectual Property material to the Company and its Subsidiaries, taken as a whole (except for licensing non-exclusive rights for the primary purpose of (A) conducting clinical research, entered into with a clinical research organization; (B) material transfer, sponsored research or other similar matters; (C) establishing confidentiality or non-disclosure obligations; (D) conducting clinical trials; or (E) manufacturing, labeling or selling the Company’s or any of its Subsidiaries’ products); (ii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents expiring in accordance with their terms) any Company Intellectual Property; (iii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Company Registered IP including allowing any such patent families with pending applications to close by not filing a continuing application; (iv) make any change in Company Intellectual Property that is or would reasonably be expected to materially impair the Company’s or any of its Subsidiaries’ rights with respect to the Company Intellectual Property; (v) disclose to any Person (other than Representatives of Parent and Merger Sub), any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, to a Person that is subject to confidentiality obligations; or (vi) fail to take or maintain reasonable measures to protect the confidentiality and value of Trade Secrets included in the Company Owned IP;
(v) (i) except as required by applicable Law, make or change any Tax election or adopt or change any method of Tax accounting; (ii) file any amended material Tax Return except in the ordinary course of business; (iii) settle or compromise any audit, assessment or other Proceeding relating to Taxes that could have a material effect on the Company or its Subsidiaries in any taxable period (or portion thereof) starting on or after the Closing Date; (iv) agree to an extension or waiver of the statute of limitations with respect to income or other material Taxes; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any Tax; or (vi) surrender any right to claim a Tax refund;
(w) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(x) enter into any agreement, contract, commitment or arrangement to do, or adopt any resolutions approving or authorizing, or announce an intention to do, any of the foregoing.
Nothing contained herein shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained herein shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.2. Proxy Statement: Company Stockholders’ Meeting.
(a) The Company shall use reasonable best efforts to file the preliminary Proxy Statement with the SEC as soon as reasonably practicable (and in any event will file the preliminary Proxy Statement within fifteen (15) Business Days after the date hereof). The Company shall use its reasonable best efforts to respond to any comments of the SEC or its staff, to clear the preliminary Proxy Statement with the SEC as promptly as reasonably practicable after filing and to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable thereafter. The Company will advise Parent promptly after receipt of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. The Company will promptly provide Parent with copies of all written correspondence between the Company (or its Representatives) and the SEC (or its staff) regarding the Proxy Statement or the Merger. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall as promptly as reasonably practicable prepare and mail to its stockholders such an amendment or supplement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or its staff) with respect thereto, the Company shall provide Parent an opportunity to review and comment on such document or response (and the Company shall give reasonable consideration to all reasonable comments provided by Parent or its Representatives).
(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the date of this Agreement (in consultation with Parent), conduct one or more “broker searches,” establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval and shall submit such proposal to such holders at the Company Stockholders’ Meeting and, except for a proposal to adjourn the Company Stockholders’ Meeting if there are insufficient affirmative votes represented at the Company Stockholders’ Meeting to obtain the Company Stockholder Approval and any other proposal required by Law, shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting without the prior written consent of Parent. The Company shall not change such record date for the Company Stockholders’ Meeting without the prior written consent of Parent and shall not adjourn or otherwise postpone or delay the Company Stockholders’ Meeting without the prior written consent of Parent; provided, however, that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders’ Meeting (i) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (ii) after consultation with Parent, to the extent necessary to ensure the distribution of any supplement or amendment to the Proxy Statement required by Law within a reasonable amount of time in advance of the Company Stockholders’ Meeting, (iii) if there are insufficient affirmative votes represented (either in person or by proxy) at the Company Stockholders’ Meeting to obtain the Company Stockholder Approval, or (iv) after consultation with Parent, to the extent otherwise required to comply with applicable Law; provided, further, however, that (A) unless agreed to in writing by Parent, (x) any such adjournment or postponement under the preceding clause (i) or (iii) shall be for a period of no more than ten (10) Business Days each, and (y) the Company shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to the preceding clauses (i) and (iii) (in the aggregate), (B) no postponement contemplated by the preceding clause (i) or (iii) shall be permitted if it would require a change to the record date for the Company Stockholders’ Meeting and (C) if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders’ Meeting under the circumstances contemplated by the preceding clause (i) or (iii) for a period of up to ten (10) Business Days each (provided, however, that Parent shall only make up to two (2) such requests, and no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders’ Meeting). If the Company Board has not made a Company Adverse Recommendation Change, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Company hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).
(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.
Section 5.3. Appropriate Action: Consents: Filings.
(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with the other parties and use their respective reasonable best efforts to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger and (ii) prompt provision of any additional information to any Governmental Authority as such Governmental Authority may lawfully request and the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.
(b) Each of the parties hereto shall as promptly as reasonably practicable after the date of this Agreement, upon a date to be mutually agreed upon by the parties hereto (and in any event within fifteen (15) Business Days following the date of this Agreement, unless agreed otherwise by the parties hereto), make its respective filings under the HSR Act. Each of the parties hereto shall as promptly as reasonably practicable after the date of this Agreement, upon a date to be mutually agreed upon by the parties hereto, make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable, but in no event later than as required by Law. Notwithstanding anything to the contrary contained in this Agreement, neither Parent or any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third Person in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement (it being understood that this sentence does not apply to the actions required by Section 5.3(e)).
(c) In connection with and without limiting the efforts referenced in this Section 5.3, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, in each case, under any applicable Antitrust Laws, including (i) promptly informing the other party of such inquiry or Proceeding, (ii) consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any such Proceeding, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any such Proceeding, between either party and any other Person with respect to this Agreement and (iii) providing the other party with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) between either party and any Governmental Authority, or in connection with any such Proceeding, between either party and any other Person with respect to this Agreement; provided that materials required to be provided by one party to another pursuant to this Section 5.3(c) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns or may be provided on an outside counsel basis, if reasonably appropriate. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or substantive telephone call or conference with any Governmental Authority, or in connection with any such Proceeding, with any other Person, and to the extent permitted by the Governmental Authority, give the other the opportunity to attend and participate in such meeting, telephone call or conference.
(d) The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.
(e) Parent agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate any impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Termination Date. Nothing in this Agreement shall require Parent or any of its Affiliates to (w) propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of the Company or of Parent or any of their respective Affiliates, (x) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Company or of Parent or any of their respective Affiliates, (y) otherwise take or commit to take any action that would limit Parent’s or its Affiliates’ freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Company or of Parent or any of their respective Affiliates, or (z) require Company or Parent or any of their respective Affiliates to take or agree to take (or cause any of its subsidiaries to take or agree to take) any other action or to agree (or cause any of its subsidiaries to agree) to any limitation or restriction on any of its or their respective businesses, product lines or assets, in each case as may be required in order to obtain all expirations or terminations of waiting periods required under any Antitrust Law or to avoid the commencement of any action by a Governmental Authority to prohibit the transactions contemplated by the Agreement under any Antitrust Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any action or proceeding seeking to prohibit the transactions contemplated by this Agreement or delay the Closing beyond the Termination Date.
Section 5.4. Access to Information: Confidentiality.
From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Merger Sub, and their respective Representatives, reasonable access, during normal business hours and upon reasonable notice, to all of the officers, employees, agents, properties, books, contracts and records of the Company and its Subsidiaries, and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may reasonably request. Notwithstanding anything to the contrary provided herein, the Company may restrict or prohibit such access to such documents or information to the extent that (a) any applicable Law requires the Company or its Subsidiaries to restrict or prohibit such access, (b) granting such access would violate any Contract or material obligation of the Company or any of its Subsidiaries with a third Person with respect to confidentiality or otherwise breach, contravene or violate, constitute a default under, or give a third Person the right to terminate or accelerate any obligations under, any then-effective Contract to which the Company or any of its Subsidiaries is a party or (c) granting access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege in respect of such documents or information, provided, however, that the Company shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or material obligation or waive such privilege or work-product doctrine. Prior to the Effective Time, Parent and Merger Sub will hold any information obtained pursuant to this Section 5.4 in accordance with the terms of the Confidentiality Agreement. No investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.
Section 5.5. No Solicitation.
(a) From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except as expressly provided in Section 5.5(b) or Section 5.5(d), (i) the Company shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any Persons (or any of their Representatives) with respect to any Company Acquisition Proposal (other than Parent or any of its Affiliates or Representatives with respect to the transactions contemplated by this Agreement); (ii) the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to not, directly or indirectly, (A) initiate, seek, solicit, facilitate or knowingly encourage, or induce or take any other action designed or intended to lead to, or that would reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal, (B) enter into, continue or otherwise participate in any negotiations or discussions with, or furnish or cause to be furnished any information or data to, or furnish access to the Company’s (or any of its Subsidiaries’) properties with respect to, or otherwise cooperate in any way with, any Person (other than Parent or any of its Affiliates or Representatives) relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal or grant any waiver or release under (or terminate, amend or modify any provision of), or fail to enforce to the fullest extent permitted under applicable Law, any confidentiality or standstill or similar agreement (except that if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to grant any waiver or release would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third Person to make a Company Acquisition Proposal), (C) execute or enter into any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding relating to or in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (each, an “Alternative Acquisition Agreement”), (D) submit to the stockholders of the Company for their approval any Company Acquisition Proposal or Company Superior Proposal, or (E) resolve to do, or agree or announce an intention to do, any of the foregoing; (iii) the Company shall not provide (and will cause its Subsidiaries and its and its Subsidiaries’ Representatives to not provide) and shall promptly, and in any event, within twenty-four (24) hours of the date of this Agreement, terminate access of any third Person (and its Representatives) (other than Parent or any of its Affiliates or Representatives) to any data room (virtual or actual) containing any of the Company’s (or any Subsidiary of the Company’s) confidential information granted in connection with, or with the intent of obtaining, any possible Company Acquisition Proposal; and (iv) the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, use their respective reasonable best efforts to cause any such third Person (and its Representatives) (other than Parent or any of its Affiliates or Representatives) in possession of confidential information about the Company or any of its Subsidiaries (or its or its Subsidiaries’ businesses or operations) return or destroy all such information, and in connection therewith the Company shall within twenty-four (24) hours of the date of this Agreement, demand the return or destruction of all confidential information and materials provided to any third Persons (or their Representatives) (other than Parent or any of its Affiliates or Representatives) relating to a possible Company Acquisition Proposal. Without limiting the foregoing, any violation of the restrictions set forth in this Section 5.5 by any of the Company’s or the Company’s Subsidiaries’ Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company, a Company Subsidiary or otherwise, shall be deemed to be a breach of this Agreement by the Company.
(b) Notwithstanding the foregoing limitations in Section 5.5(a), at any time prior to obtaining the Company Stockholder Approval, if the Company or its Representatives receive, after the date hereof, a bona fide written Company Acquisition Proposal from a third Person that did not result from a breach of this Section 5.5, then the Company may (i) furnish information concerning its business, properties or assets to such Person pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be provided to Parent promptly after execution) and (ii) negotiate and participate in discussions and negotiations with such Person concerning such Company Acquisition Proposal, in each case of clause (i) and (ii), if and only if the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that (x) such Company Acquisition Proposal constitutes or is reasonably likely to constitute a Company Superior Proposal and (y) the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law. The Company (A) shall promptly (and in any case within twenty-four (24) hours) provide Parent notice (1) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for information from, or any discussions or negotiations sought to be initiated or continued with, the Company, any of its Subsidiaries or any of its or its Subsidiaries’ Representatives concerning a Company Acquisition Proposal or proposal that is reasonably likely to constitute or lead to or result in a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the terms (including any amendments thereto) of such inquiry, offer, proposal, request, discussion or negotiation and, in the case of written materials, provide copies of such materials, (B) shall substantially concurrently (and in any case within twenty-four (24) hours) make available to Parent all information, including copies of all written materials, provided by the Company or any of its Subsidiaries or its or its Subsidiaries’ Representatives to such party but not previously made available to Parent and (C) shall keep Parent reasonably informed on a prompt basis (and, in any case, within twenty-four (24) hours of any significant development, discussions or negotiations) of the status and details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal, request, discussion or negotiation (which shall include copies of all drafts and final versions (and any comments thereon) of agreements (including schedules and exhibits thereto) relating to any Company Acquisition Proposal exchanged between the Company or its Subsidiaries or any of its or its Subsidiaries’ Representatives in each case thereof, on the one hand, and the Person (or any of its Representatives) making such Company Acquisition Proposal or such other inquiry, offer or proposal, on the other hand).
(c) Except as expressly permitted by Section 5.5(d), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify in a manner adverse to Parent, or publicly propose to withdraw, qualify or modify in a manner adverse to Parent, the Company Recommendation, (ii) approve, authorize, declare advisable, endorse or recommend (or publicly propose to approve, authorize, declare advisable, endorse or recommend) any Company Acquisition Proposal, (iii) fail to include in the Proxy Statement the Company Recommendation, (iv) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following public disclosure of any Company Acquisition Proposal, (v) fail to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer (any action described in clauses (i) through (v) of this sentence being referred to as a “Company Adverse Recommendation Change”) or (vi) adopt or approve, or propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding in connection with, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted under, and in compliance with Section 5.5(b)).
(d) If at any time prior to the receipt of the Company Stockholder Approval, the Company or the Company Board receives a Company Superior Proposal that did not result from a breach of this Section 5.5, the Company Board may authorize and cause the Company to (x) effect a Company Adverse Recommendation Change and (y) terminate this Agreement pursuant to Section 7.l(c)(ii) and concurrently with such termination enter into a definitive agreement providing for such Company Superior Proposal (subject to the satisfaction of its obligations under Section 7.3) if  (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change and terminate this Agreement; (iii) the Company has provided Parent a copy of the proposed definitive agreements (and any related agreements) relating to such Company Superior Proposal (and has informed Parent of the identity of the Person making such Company Superior Proposal); (iv) until 11:59 p.m., New York City time, on the fourth (4th) Business Day following the notice delivered pursuant to clause (ii) of this Section 5.5(d) the Company and its Representatives shall have discussed and negotiated with Parent in good faith (to the extent Parent requests to negotiate) any proposed modifications to the terms and conditions of this Agreement (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period, which shall expire at 11:59 p.m., New York City time, on the fourth (4th) Business Day following the delivery of such new notice); and (v) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel), after considering and taking into account the terms of any proposed amendment or modification to this Agreement made by Parent in writing during such period, that (A) the Company Acquisition Proposal that is the subject of the notice described in clause (ii) above still constitutes a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law.
(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that (A) in no event shall this Section 5.5(e) affect the obligations specified in Section 5.5(d), (B) in no event shall this Section 5.5(e) affect, modify or supplement the definition of Company Adverse Recommendation Change herein (or to the consequences thereof in accordance with this Agreement) and (C) any such disclosure (other than issuance by the Company of a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not expressly reaffirm the Company Recommendation shall be deemed to be a Company Adverse Recommendation Change; provided further that any factually accurate public statement that describes the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto and expressly reaffirms the Company Recommendation shall not be deemed to be a Company Adverse Recommendation Change. The Company shall provide Parent with a copy of the text of any disclosure proposed to be made pursuant to this Section 5.5(e) at the earliest practicable time in advance of such disclosure.
Section 5.6. Directors’ and Officers’ Indemnification and Insurance.
(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time a director or officer of the Company or any of its Subsidiaries (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation, the Bylaws or any

indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time solely with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.6.
(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, in each case with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided, however, that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided, further, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.
(c) The covenants contained in this Section 5.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise. Such covenants shall not be terminated or modified after consummation of the Merger in such a manner to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.
(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall cause proper provision to be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.
Section 5.7. Notification of Certain Matters.
The Company shall give prompt notice to Parent of  (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 6.2 not to be satisfied at any time from the date of this Agreement to the Effective Time; (b) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement; and (c) any material regulatory notice, report or results of inspection from the FDA or any similar Governmental Authority. Parent shall give prompt notice to the Company of  (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 6.3 not to be satisfied at any time from the date of this Agreement to the Effective Time; and (ii) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto hereunder and any failure to give such notice with respect to clauses (b) or (c) above, or (ii) or (iii) above, as applicable, shall not constitute a breach of this Section 5.7 for purposes of Section 6.2(b) or Section 6.3(b). Except with respect to Antitrust Law, which is the subject of Section 5.3, the Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated by this Agreement.
Section 5.8. Public Disclosure.
Parent and the Company shall mutually agree on the initial press release or releases with respect to the execution of this Agreement. Thereafter, so long as this Agreement is in effect, except as otherwise expressly permitted by this Agreement, neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or other announcement with respect to the Merger, the other transactions contemplated by this Agreement or this Agreement without the prior consent of the other party (such consent not to be unreasonably withheld), except as such press release or other announcement may be required by Law or the rules of a national securities exchange or trading market on which such party’s Securities are listed, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance. Notwithstanding the foregoing, (a) the restrictions set forth in this Section 5.8 shall not apply to any press release or other announcement (i) made by the Company with respect to or in connection with a Company Adverse Recommendation Change effected by the Company Board in accordance with this Agreement or (ii) made by the Company or Parent concerning this Agreement, the Merger or the other transactions contemplated hereby in connection with a determination by the Company or the Company Board in accordance with Section 5.5(b) or Section 5.5(d) that a Company Acquisition Proposal constitutes, or is reasonably likely to constitute, a Company Superior Proposal or any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated hereby, provided, however, that in the case of the preceding clause (i) or (ii), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including contents of) its intended press release or other announcement, and (b) to the extent the content of any press release or other announcement has been previously approved and made in accordance with this Section 5.8, no separate approval shall be required in respect of such content to the extent such content is substantially replicated in a subsequent press release or other announcement or substantially consistent with a previously approved press release or announcement.
Section 5.9. Intellectual Property Matters.
The Company shall, prior to the Closing use all reasonable efforts to ensure that title in all Company Registered IP is recorded in the name of the Company or one or more of its Subsidiaries, as applicable, and to the extent that any such Company Registered IP is recorded in any governmental registry in the name of any Person other than the Company or any of its Subsidiaries, or there are outstanding encumbrances of any type against such Company Registered IP, use all reasonable efforts to obtain appropriate assignments, discharges or other documents intended to place record ownership in the name of the Company or any of its Subsidiaries and/or effect the discharge prior to the Closing, as applicable. Without limiting Section 5.1(o), the Company shall use all reasonable efforts to ensure that all maintenance, annuity and other fees and all filings necessary to assure the continued enjoyment of any issued Company Registered IP, and all amendments, responses to office actions, issue fees and other fees and filings necessary to maintain the pendency of and pursue the prosecution of any pending applications, including the filing of continuation applications, have been and will be paid or filed on a timely basis through the Closing.

Section 5.10. Employee Matters.
(a) For the period commencing at the Effective Time and ending on the earlier of  (x) the date that is twelve (12) months following the Effective Time and (y) the date on which the employment of an employee of the Company or any of its Subsidiaries who continues his or her employment with Parent, the Surviving Corporation or any of their respective Affiliates following the Effective Time (each, a “Continuing Employee”) terminates, Parent, the Surviving Corporation or any of their respective Affiliates shall provide each Continuing Employee with (i) an annual base salary at least equal to the annual base salary provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash bonus opportunities that are no less favorable than the cash bonus opportunities provided to similarly situated employees of Parent and its Affiliates, and (iii) employee benefits that are no less favorable (in the aggregate) to the employee benefits (including severance benefits but excluding for such purposes any change in control, retention, equity or equity-related benefits, and any defined benefit pension benefits) provided to similarly situated employees of Parent and its Affiliates.
(b) If the Closing occurs after the completion of the 2018 fiscal year but prior to the payment of bonuses with respect to such fiscal year, Parent or its Subsidiaries (including the Surviving Corporation) shall pay an annual bonus under the applicable bonus plans of the Company and its Subsidiaries in respect of the 2018 fiscal year to each eligible employee of the Company or any of its Subsidiaries based on actual performance levels, which payment shall be made at the time such bonuses would ordinarily be paid to eligible employees by the Company and its Subsidiaries pursuant to the terms of such plans and in compliance with Section 409A of the Code; provided that if such employee is terminated by the Company or its Subsidiaries without cause prior to the payment date, such bonus shall be paid on such employee’s termination date. If the Closing occurs during the 2019 fiscal year, Parent or its Subsidiaries (including the Surviving Corporation) shall pay a pro-rated annual bonus under the applicable bonus plans of the Company and its Subsidiaries in respect of the portion of the 2019 fiscal year that occurs prior to the Closing Date to each eligible employee of the Company or any of its Subsidiaries based on target level performance through the Closing Date, which payment will be made at the time such bonuses would ordinarily be paid by the Company and its Subsidiaries pursuant to the terms of such plans, but in no event later than March 15, 2020.
(c) Parent agrees that each Continuing Employee shall, as of the Effective Time, receive full credit for service with the Company or any of its Subsidiaries prior to the Effective Time for purposes of determining eligibility to participate, vesting and with respect to severance and vacation policies only, level of benefit under the employee benefit plans, programs and policies of Parent, the Surviving Corporation or any of their respective Affiliates in which such Continuing Employee becomes a participant (excluding any equity or equity-related benefit plan or any defined benefit pension plan); provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service. With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Affiliates for the benefit of Continuing Employees (including any medical, dental, pharmaceutical or vision benefit plans), Parent shall use its commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements or required physical examinations, actively-at-work requirements and the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid (or otherwise deemed paid) by such Continuing Employee under any similar Benefit Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, for the plan year in which the Effective Time occurs; provided, however, that Parent’s obligations under this clause (ii) shall be subject to its receipt of all necessary information, from either the Company or such Continuing Employee, related to such amounts paid by such Continuing Employee.
(d) Unless otherwise directed in writing by Parent at least ten (10) Business Days prior to the Effective Time, the Company shall terminate, effective as of at least one (1) day prior to the Closing Date, any and all Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “Company 401(k) Plan”). No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that the Company has taken action to terminate each Company 401(k) Plan (effective as of no later than one (1) day prior to the Closing Date) pursuant to resolutions of the Company Board, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent (which shall not be unreasonably withheld or delayed).
(e) The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.10 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Benefit Plans or other employee benefit plans or arrangements.
Section 5.11. Merger Sub.
Parent will take all actions necessary to cause Merger Sub to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 5.12. Rule 16b-3 Matters.
Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative Securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.
Section 5.13. Repayment and Termination of Existing Credit Agreement.
The Company shall use its reasonable best efforts to deliver to Parent, at least three (3) Business Days prior to the Closing Date, an executed copy of, a customary payoff letter from East West Bank under the Existing Credit Agreement in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder or secured thereby, the termination of all commitments in connection therewith and the release of all Liens securing the obligations thereunder (the “Payoff Letter”). The Company shall, and shall cause its Subsidiaries to, deliver to Parent (or to East West Bank under the Existing Credit Agreement, in the case of prepayment and termination notices) prior to the Closing, in form and substance reasonably satisfactory to Parent, all the documents, filings and notices required for the termination of commitments under the Existing Credit Agreement and the release of all Liens securing the obligations thereunder, including, if applicable, the filing of UCC releases, termination of control agreements, and delivery of possessory collateral, which shall in each case be subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding under the Existing Credit Agreement. At the Closing, Parent shall pay or shall cause to be paid, in full and in immediately available funds, any and all amounts outstanding and then due and payable under the Existing Credit Agreement in accordance with the Payoff Letter.
Section 5.14. Stock Exchange Delisting: Deregistration.
Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Laws and rules and policies of Nasdaq to cause the delisting of the Company and of the shares of Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from Nasdaq prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act which falls on a date within the ten (10) days following the Closing Date, the Company will use its reasonable best efforts to deliver to Parent at least five (5) Business Days prior to the Closing a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.
Section 5.15. State Takeover Laws.
If any state takeover statute becomes or is deemed to become applicable to the Company or the Merger, the Voting Agreement or the other transactions contemplated by this Agreement, then the Company Board shall take any and all actions as are necessary to render such statutes inapplicable to the foregoing.
Section 5.16. Stockholder Litigation.
The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) or settlement of any litigation against the Company and/or its directors or executive officers relating to or in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to compromise or settle any such litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers relating to or in connection with this Agreement, the Merger or any other transaction contemplated by this Agreement, in each case, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.
Section 5.17. Resignations.
Prior to the Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to cause any director of the Company and each subsidiary of the Company to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time.
Article VI

CONDITIONS TO THE MERGER
Section 6.1. Conditions to the Obligations of Each Party.
The respective obligations of each party hereto to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:
(a) the Company shall have obtained the Company Stockholder Approval;
(b) (i) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or termination thereof shall have been granted and (ii) any authorization or consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law as set forth on Schedule 6.1(b) of the Company Disclosure Letter hereto shall have been obtained and shall remain in full force and effect; and
(c) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement.
Section 6.2. Conditions to the Obligations of Parent and Merger Sub.
The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) (i) the representations and warranties of the Company contained in Sections 3.2(a), 3.2(b), 3.2(d)(i), 3.2(d)(ii), 3.2(d)(iv) (in each foregoing clause of Section 3.2(d), with respect to the Company and its Subsidiaries and the Securities thereof), 3.3, 3.4, 3.5(a)(i), 3.7(b), 3.27, 3.28, and 3.29 shall be true and correct in all respects (except in the case of Sections 3.2(a), 3.2(d)(i), 3.2(d)(ii), and 3.2(d)(iv) (in each foregoing clause of Section 3.2(d), with respect to the Company and its Subsidiaries and the Securities thereof) for any de minimis inaccuracy) both as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), (ii) the representations and warranties of the Company contained in Sections 3.1, 3.2(c), 3.2(d)(iii), 3.2(e), and 3.2(f), (without giving effect to any materiality, Company Material Adverse Effect or similar qualifiers contained therein) shall be true and correct in all material respects both as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), and (iii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or similar qualifiers contained therein) shall be true and correct both as of the date of this Agreement and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;
(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Effective Time;
(c) since the date of this Agreement, there shall not have been any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c);
(e) the Company shall obtain and deliver to Parent on or prior to the Closing Date, a copy of any necessary consent or agreement from each holder of a Company Option to effectuate the requirements of Section 2.3, in form and substance reasonably acceptable to Parent, with respect to each Company Option, in each case, executed by the Company and the holder of such Company Option, such that as of the Effective Time, there shall be no outstanding Company Options;
(f) all Warrants shall have been exercised for shares of Company Common Stock or terminated, such that as of the Effective Time, there shall be no outstanding Warrants;
(g) The Company shall obtain and deliver to Parent on or prior to the Closing Date, a copy of any necessary consent or other instrument from each of the holders of Company Preferred Stock to effectuate the conversion of all shares of Company Preferred Stock into Company Common Stock in accordance with the terms of the Certificate of Incorporation, in form and substance reasonably acceptable to Parent, such that immediately prior to the Effective Time, there shall be no outstanding shares of Company Preferred Stock; and
(h) there shall not be any pending Proceeding in a U.S. federal district court by any Governmental Authority against Merger Sub, Parent, the Company or any of their respective Subsidiaries or Affiliates (i) seeking to restrain or prohibit Parent or Merger Sub or any of their respective Affiliates from retaining any portion of Parent’s or Merger Sub’s or such Affiliates’ assets or to restrain or prohibit Parent or Merger Sub from acquiring any material portion of the Company’s or any of its Subsidiaries’ businesses or assets, or to compel Parent or Merger Sub or their respective Subsidiaries and Affiliates to dispose of or hold separate any portion of the business or assets of the Company, Parent or their respective Subsidiaries or Affiliates in connection with the Merger; (ii) challenging, seeking to restrain or prohibit the Merger or the other transactions contemplated by the Agreement or seeking to obtain from the Company, Parent or Merger Sub or their respective Affiliates any material damages or other remedy in connection with the

Merger; (iii) seeking to impose material limitations on the ability of Merger Sub, or render Merger Sub unable, to consummate the Merger or other transactions contemplated by this Agreement; or (iv) seeking to impose limitations on the ability of Merger Sub or Parent to exercise full rights of ownership of the shares of Company Common Stock.
Section 6.3. Conditions to the Obligations of the Company.
The obligations of the Company to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:
(a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality, Parent Material Adverse Effect or similar qualifiers contained therein) shall be true and correct as of the Effective Time as though made on and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;
(b) Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Effective Time; and
(c) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).
Article VII

TERMINATION, AMENDMENT AND WAIVER
Section 7.1. Termination.
Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:
(a) by mutual written consent of each of Parent and the Company; or
(b) by either Parent or the Company:
   (i) if the Merger shall not have been consummated on or before 5:00 P.M. (New York City time) on November 8, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement in any material respect has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date (it being understood that Parent and Merger Sub shall be a single entity for purposes of the foregoing proviso);
   (ii) if any Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or other transactions contemplated by this Agreement, and in the case of such an Order, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the failure of such party to perform or comply with any of its obligations under this Agreement in any material respect has been the principal cause of or principally resulted in the issuance of such Order (it being understood that Parent and Merger Sub shall be a single entity for purposes of the foregoing proviso); or
   (iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

(c) by the Company:
   (i) if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of  (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.l(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b); or
   (ii) at any time prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.5(d); provided, however, that immediately prior to or simultaneously with such termination, the Company pays to Parent the Company Termination Fee.
(d) by Parent:
   (i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of  (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.l(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b); or
   (ii) if  (A) the Company Board shall have made a Company Adverse Recommendation Change or (B) the Company or the Company Board, as applicable, shall have materially breached any of its obligations under Section 5.5(a).
Section 7.2. Effect of Termination.
In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any material and intentional breach of this Agreement or fraud, in which case, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, however, that the Confidentiality Agreement, this Section 7.2, Section 7.3, and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “material and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.
Section 7.3. Termination Fees.
(a) If this Agreement is terminated by:
   (i) (A) Parent pursuant to Section 7.l(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or (B) either Parent or the Company pursuant to Section 7.l(b)(i) or Section 7.l(b)(iii) and in any such termination under clauses (A) or (B), (1) prior to such termination, a Company Acquisition Proposal has been publicly disclosed and not publicly withdrawn at least three

(3) Business Days prior to the Company Stockholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iii) or is otherwise known to the Company Board and not withdrawn (publicly, if publicly disclosed) prior to such termination in the case of termination pursuant to either Section 7.l(d)(i) or Section 7.l(b)(i), and (2) within twelve (12) months after any such termination under clauses (A) or (B), any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i), the references to “fifteen percent (15%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);
   (ii) the Company pursuant to Section 7.l(c)(ii); or
   (iii) Parent pursuant to Section 7.l(d)(ii);
then, in any such case, the Company shall pay to Parent the Company Termination Fee.
Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (x) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (y) in the case of clause (ii) above, immediately prior to or simultaneously with such termination and (z) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.
(b) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds) the reasonable and documented out of pocket costs and expenses, including all fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and the fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $1,000,000 (the “Parent Expenses”); provided, however, that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 7.3(a), but shall reduce, on a dollar for dollar basis, any Company Termination Fee that becomes due and payable under Section 7.3(a).
(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The parties hereby further agree that in the event that the Company Termination Fee becomes payable and is paid by the Company, the Company Termination Fee shall be Parent and Merger Sub’s sole and exclusive remedy for monetary damages in the event of the termination of this Agreement under the circumstances requiring the payment of the Company Termination Fee pursuant to Section 7.3(a), except to the extent provided in the first proviso of the first sentence of Section 7.2.
(d) The Company acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.
Section 7.4. Amendment.
This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (i) any amendment that by applicable Law or in accordance with the applicable rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor (ii) any amendment or change not permitted under applicable Law.

Section 7.5. Extension: Waiver.
At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party hereto with any agreement or condition of such party contained herein (it being understood that Parent and Merger Sub shall be a single entity for purposes of this Section 7.5). Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Article VIII

GENERAL PROVISIONS
Section 8.1. Non-Survival of Representations and Warranties.
The representations and warranties in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time. The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Closing, shall survive for the period provided in such covenants or agreements, if any, or until fully performed, and the covenants and agreements of the parties hereto that by their terms apply or are to be performed at or prior to Closing shall not survive the Closing.
Section 8.2. Expenses.
Except as expressly set forth herein (including Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger and the transactions contemplated by this Agreement are consummated.
Section 8.3. Notices.
All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail or facsimile transmission, addressed as follows:
if to Parent or Merger Sub:
Edwards Lifesciences Holding, Inc.
One Edwards Way
Irvine, CA 92614
Attn: General Counsel
Facsimile: (949) 250-6885
with a copy (which shall not constitute notice) to:
Pepper Hamilton LLP
Four Park Plaza
Irvine, CA 92614
Attention: David B. Allen
Facsimile: (866) 422-4421

if to the Company:
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Attention: Thomas M. Patton, President and Chief Executive Officer
Email: tpatton@casmed.com
with a copy (which shall not constitute notice) to:
Wiggin and Dana LLP
Two Stamford Plaza
Stamford, CT 06901
Attention: Michael Grundei
Email: mgrundei@wiggin.com
or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.3; provided, however, that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day: provided, further, however, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.
Section 8.4. Interpretation: Certain Definitions.
(a) The parties hereto have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa, and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof and terms or phrases of similar import shall be deemed to refer to February 11, 2019, unless the context requires otherwise. References to any information or document being “made available” or “furnished” and words of similar import shall include such information or document having been posted to the “Project Clarity” online data room hosted on behalf of the Company by Merrill Datasite One by 9:00 a.m. New York City time on the day immediately preceding the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided, however, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States.
Section 8.5. Severability.
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
Section 8.6. Assignment.
Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof, so long as such assignment would not have a Parent Material Adverse Effect and no such assignment shall release Parent or Merger Sub, as the case may be, from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.6 shall be null and void.
Section 8.7. Entire Agreement.
This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Voting Agreement, the Confidentiality Agreement and the Company Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.
Section 8.8. No Third-Party Beneficiaries.
This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (a) the D&O Indemnified Parties (with respect to Section 5.6 and this Section 8.8 from and after the Effective Time) are intended third-party beneficiaries hereof and (b) from and after the Effective Time, the holders of other Company Common Stock and Company Equity Awards are intended third-party beneficiaries of Article II.
Section 8.9. Governing Law.
This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 8.10. Specific Performance.
The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to any valid termination of this Agreement in accordance with Section 7.1, in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that, prior to any valid termination of this Agreement in accordance with Section 7.1, it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction, and each party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.
Section 8.11. Consent to Jurisdiction.
(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b) Each party hereto irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3, and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.
Section 8.12. Counterparts.
This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 8.13. WAIVER OF JURY TRIAL.
EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
Edwards Lifesciences Holding, Inc.
By:
/s/ Scott Ullem

Name: Scott Ullem
Title:  CVP, Chief Financial Officer
Crown Merger Sub, Inc.
By:
/s/ Scott Ullem

Name: Scott Ullem
Title:  CVP, Chief Financial Officer
CAS Medical Systems, Inc.
By:
/s/ Thomas M. Patton

Name: Thomas M. Patton
Title:  President and Chief Executive Officer
[Signature Page to the Merger Agreement]

APPENDIX A

Definitions
As used in this Agreement, the following terms shall have the following meanings:
“Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (a) does not contain any provision prohibiting or otherwise restricting the Company’s ability to comply with any of the terms of this Agreement and (b) contains provisions that are no less favorable in the aggregate to the Company, or less restrictive to such third Person (in comparison to Parent), than those contained in the Confidentiality Agreement (provided, however, that such agreement need not contain any standstill agreement or similar obligation).
“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.
“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Acquisition Proposal” shall mean an inquiry, proposal or offer (whether or not in writing) from any Person (other than Parent or any of its Subsidiaries) relating to, or that is reasonably expected to lead to (in one transaction or a series of transactions), any (i) merger, consolidation, share exchange, business combination, recapitalization, reorganization, dissolution, liquidation, joint venture or similar transaction involving the Company or any Subsidiary of the Company, pursuant to which any Person or group of related Persons would beneficially own or control, directly or indirectly, fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting Securities of the Company or any Subsidiary of the Company or any resulting parent company of the Company or any of its Subsidiaries, (ii) sale, lease, license or other disposition, directly or indirectly, of assets of the Company (including capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing in the aggregate fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries taken as a whole, or to which fifteen percent (15%) or more of the revenue, earnings or assets of the Company and its Subsidiaries, taken as a whole and on a consolidated basis, are attributable, (iii) issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting Securities of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions that, if consummated, would result in any Person or group of related Persons, directly or indirectly, beneficially owning or having the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more (on a non-diluted basis) of any class of equity or voting Securities of the Company or (v) a combination of the foregoing.
“Company Common Stock” shall mean the common stock, par value $0.004 per share, of the Company.
“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.
“Company Equity Awards” shall mean the Company Options, the Company Restricted Stock Awards, and any other equity-based compensation awards issued by the Company.
“Company Equity Plans” shall mean, collectively (i) the CAS Medical Systems, Inc. 2003 Equity Incentive Plan, as amended from time to time, (ii) the CAS Medical Systems, Inc. 2011 Equity Incentive Plan, as amended from time to time, and (iii) the CAS Medical Systems, Inc. 2018 Equity Incentive Plan, as amended from time to time.
“Company ESPP” shall mean the CAS Medical Systems, Inc. Employee Stock Purchase Plan, as amended from time to time.

A-A-1

“Company Intellectual Property” shall mean (i) any and all Intellectual Property owned by, or purported to be owned by, the Company or any of its Subsidiaries and (ii) any and all Intellectual Property licensed to, or otherwise used by, the Company or any of its Subsidiaries, in each case of  (i) and (ii), whether registered or unregistered.
“Company Intervening Event” shall mean a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event, or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided, however, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.
“Company Licensed IP” shall mean all Company Intellectual Property that is licensed to, or otherwise used by, the Company or any of its Subsidiaries, whether registered or unregistered.
“Company Material Adverse Effect” shall mean any effect, change, development, event, circumstance, occurrence, condition, fact or state of facts that has, or would be reasonably expected to have, a material adverse effect, individually or in the aggregate, (a) on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole (it being understood that ongoing net losses comparable to recent prior periods shall not constitute a Company Material Adverse Effect); provided, however, that any effect, change, development, event, occurrence, condition or state of facts directly resulting from or arising out of the following will not be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes in general United States or global economic, regulatory or financial market conditions; (ii) changes in the economic, business and financial environment generally affecting the medical device industry; (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or any natural disasters, national emergencies or other similar force majeure events, including any escalation or worsening of such conditions threatened or existing as of the date of this Agreement; (iv) any adoption, implementation, promulgation, repeal, modification, amendment or other changes in GAAP; (v) the public announcement or pendency of the Merger or the other transactions contemplated hereby; (vi) changes in the price or trading volume of the Company Common Stock; (vii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (v) or (viii) hereof) is, may be, contributed to or may contribute to, a Company Material Adverse Effect); (viii) any action expressly required to be taken pursuant to this Agreement (it being understood and agreed that actions taken by the Company or its Subsidiaries pursuant to its obligations under Section 5.1 to conduct its business shall not be excluded in determining whether a Company Material Adverse Effect has occurred) or (ix) any action taken at the express written direction of Parent given after the date hereof; provided, further, however, that if the effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts set forth in clauses (i), (ii), (iii) and (iv), have, or would be reasonably expected to have, a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the medical device industry, such effects, changes, developments, events, circumstances, occurrences, conditions, facts or states of facts may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent of such disproportionate impact or (b) on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or on the consummation of, whether by prevention or material delay, any of the Merger and the other transactions contemplated by this Agreement.
“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock granted pursuant to a Company Equity Plan or as an inducement grant in accordance with Nasdaq rules.
“Company Owned IP” shall mean all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries, whether registered or unregistered.
“Company Preferred Stock” shall mean, collectively, the Series A Convertible Preferred Stock and the Series A Exchangeable Preferred Stock.

A-A-2

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger.
“Company Registered IP” shall mean all Company Owned IP that has been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority or domain name registrar, including the United States Patent and Trademark Office, the United States Copyright Office, or in any like foreign or international office or agency, or any applications for any of the foregoing.
“Company Restricted Stock Award” shall mean each award of Company Common Stock, including without limitation any such award issued on a unit basis, subject to vesting or other restrictions granted pursuant to a Company Equity Plan or as an inducement grant in accordance with Nasdaq rules.
“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal made after the date of this Agreement (provided, however, that for purposes of this definition, references to fifteen percent (15%) in the definition of  “Company Acquisition Proposal” shall be deemed to be references to eighty percent (80%)) that did not result from a breach of Section 5.5 and is on terms that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the holders of Company Preferred Stock and Company Common Stock from a financial point of view than the Merger and the other transactions contemplated by this Agreement, in each case of clause (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial, regulatory and other aspects or conditions of such Company Acquisition Proposal (including but not limited to any financing requirements and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal), all the terms and conditions of such Company Acquisition proposal and of this Agreement and any proposed amendments or modifications to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal pursuant to Section 5.5(d) or otherwise.
“Company Termination Fee” shall mean $3,500,000.
“Confidentiality Agreement” shall mean the confidentiality agreement, dated November 8, 2018, between Parent and the Company.
“Contract” shall mean, in each case, whether written or oral, any contract, agreement, subcontract, binding arrangement, lease, sublease, conditional sales contract, license, indenture, note, bond, loan, binding understanding, binding undertaking, binding concession, franchise, commitment, partnership, limited liability company or other agreement or other binding instrument.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities or partnership or other interests, by Contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to Control such Person. The terms “Controlling” and “Controlled” shall have correlative meanings.
“Copyrights” shall mean all rights in copyrightable works, mask works, works of authorship and moral rights, including copyrights in Software, and all other rights corresponding thereto throughout the world, whether published or unpublished, and any registrations or applications for any of the foregoing, including renewals and extensions.
“Customs & International Trade Authorizations” shall mean any and all licenses, registrations, and approvals required pursuant to the Customs & International Trade Laws for the lawful export, re-export, transfer or import of goods, Software, technology, technical data, and services and international financial transactions.
“Customs & International Trade Laws” shall mean the applicable export control, sanctions, import, customs and trade, anti-bribery, and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the UK Bribery Act 2010, the Tariff Act of 1930, as amended, and other Laws, regulations, and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S.

A-A-3

Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the Iran Sanctions Act, as amended; the National Defense Authorization Act for Fiscal Year 2012; the National Defense Authorization Act for Fiscal Year 2013; and the embargoes and restrictions administered by OFAC; Executive Orders regarding embargoes and restrictions on transactions with designated countries and entities, including Persons designated on OFAC’s list of Specially Designated Nationals and Blocked Persons, and Persons designated on the U.S. Department of State sanctions lists; the anti-boycott Laws and regulations administered by the U.S. Department of Commerce; and the anti-boycott Laws and regulations administered by the U.S. Department of the Treasury.
“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.
“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, natural resources, or human health and safety, including Laws relating to Releases of or exposure to Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar foreign, state and local statutes, in effect as of the date of this Agreement.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Existing Credit Agreement” shall mean the Loan and Security Agreement by and between East West Bank and CAS Medical Systems, Inc., dated May 8, 2018.
“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“FDA Laws” shall mean all healthcare-related Laws applicable to the operation of the Company’s and each of its Subsidiaries’ business, including (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 321 et seq.); (ii) the Public Health Service Act of 1944; (iii) the rules and regulations promulgated and enforced by the FDA thereunder, including those requirements relating to quality systems, good manufacturing practices, good laboratory practices, good clinical practices, good tissue practices, medical device reporting, corrections and removals, distribution, import, export, establishment registration, investigational use, labeling, promotion, and pre-market review; and (iv) all comparable state, federal or foreign Laws relating to any of the foregoing.
“GAAP” shall mean the United States generally accepted accounting principles.
“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.
“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or protection of the environment.
“HITECH” shall mean the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 (ARRA), Pub. L. 111-5, Feb. 17, 2009, and regulations promulgated pursuant thereto.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

A-A-4

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short term or long term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (iv) any capitalized lease obligations (as defined in GAAP prior to January 1, 2019), (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries.
“Intellectual Property” shall mean all intellectual property rights and intangible industrial property rights, and all related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all Patents, Trademarks, Copyrights, Trade Secrets, and Software, all copies of tangible embodiments of the foregoing (in whatever form or medium) and any rights equivalent to any of the foregoing anywhere in the world.
“Intellectual Property Agreement” shall mean any license-in, license-out, consent to use, covenant not to sue, non-assertion, coexistence, settlement or similar Contract concerning Intellectual Property that is material to the Company or its Subsidiaries or concerning material Software used by the Company or any of its Subsidiaries other than non-customized Software subject to commercially available off the shelf, “shrink-wrap” or “click-through” type contracts.
“IRS” shall mean the United States Internal Revenue Service.
“Knowledge” shall mean the actual knowledge of each of the officers and employees of the Company set forth on Section A-1 of the Company Disclosure Letter after reasonable inquiry by each such person.
“Law” shall mean any domestic, federal, state, municipal, local, national, supranational, foreign or other statute, law (whether statutory or common law), constitution, code, ordinance, rule, administrative interpretation, regulation, Order, writ, judgment, decree, directive (including those of any self-regulatory organization), arbitration award, agency requirement, license, permit or any other enforceable requirement of any Governmental Authority.
“Lien” shall mean any liens, covenants, charges, security interests, options, claims, mortgages, pledges, licenses, encumbrances or other restrictions of any nature whatsoever.
“Nasdaq” shall mean The Nasdaq Stock Market.
“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Authority to assess and certify the conformity of a medical device with the requirements of Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended from time to time, and applicable harmonized standards.
“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Order” shall mean any decree, order, settlement, consent, stipulation, judgment, injunction, writ, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.
“Parent Common Stock” shall mean the common stock, par value $0.001 per share, of Parent.
“Parent Organizational Documents” shall mean the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.
“Patents” shall mean all issued letters or design patents, reissued or reexamined patents, patents surviving inter partes review, revival of patents, utility models, registered community designs, registered industrial designs, certificates of invention, registrations of patents and extensions thereof, supplemental protection certificates regardless of country issued or formal name and all published or unpublished non-provisional and provisional patent applications, reissue applications, reexamination proceedings, invention disclosures and records of invention, continuation applications, continuation-in-part applications,

A-A-5

requests for continued examination and divisions, divisional applications, patent term extension applications, applications for supplemental protection certificates, all rights in respect of utility models and certificates of invention, and all rights and priorities and all extensions and renewals thereof, regardless of the country filed or formal name.
“Permitted Lien” shall mean (i) Liens for Taxes, utilities or governmental assessments, charges or claims of payment (A) not yet due and payable or (B) that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (ii) suppliers’, workers’, mechanics’, materialmen’s or other similar liens arising by operation of Law or otherwise incurred in the ordinary course of business consistent with past practice if the underlying obligations (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (iii) Liens arising under equipment leases with third Persons entered into in the ordinary course of business consistent with past practice; (iv) any other Liens if the underlying obligations are non-monetary, incurred in the ordinary course of business consistent with past practice and do not, individually or in the aggregate, materially impair the continued use and operation of the assets of the Company and its Subsidiaries to which they relate in the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted or planned to be conducted (or in the case of Liens with respect to Parent and its Subsidiaries, do not, individually or in the aggregate, materially impair the continued use and operation of the assets of Parent and its Subsidiaries to which they relate in the conduct of the business of Parent and its Subsidiaries, taken as a whole, as currently conducted or planned to be conducted); (v) Liens in favor of customs and revenue authorities arising as a matter of Law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods; (vi) Liens resulting from securities Laws on Securities of the Company or its Subsidiaries; (vii) Liens incurred in connection with the Existing Credit Agreement or in the ordinary course of business consistent with past practice in connection with other Indebtedness; (viii) Liens created by Parent, Merger Sub or any of their respective Affiliates; (ix) with respect to real property, zoning regulations, building codes and other land use regulations or similar laws imposed by any Governmental Authority (excluding liens imposed by applicable Environmental Laws related to the investigation or remediation of contaminated real property), to the extent not violated by the Company’s or any of its Subsidiaries’ current use of such real property (or in the case of Liens with respect to Parent or any of its Subsidiaries, to the extent not violated by Parent’s or any of its Subsidiaries’ current use of such real property; and (x) Liens that do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or its Subsidiaries of such property.
“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.
“Proceedings” shall mean legal, civil, criminal, administrative, regulatory, arbitral, enforcement, civil penalty, alternative dispute resolution, debarment, seizure or other proceedings, litigation, suits, actions, charges, complaints, subpoenas, prosecutions, claims, audits, assessments, inquiries or investigations.
“Purchase Date” shall have the meaning set forth in the Company ESPP.
“Registrations” shall mean authorizations, approvals, clearances, consents, licenses, permits, certificates, exemptions or registrations issued or otherwise made available by any Regulatory Authority or Governmental Authority (including 510(k) pre-market notification clearances, de novo classifications, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, investigation, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use or sale of the products of the Company and any of its Subsidiaries.
“Regulatory Authority” shall mean the FDA and any other Governmental Authority that regulates the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use, handling and control, safety, efficacy, reliability or manufacturing of medical devices or human cells, tissues, and cellular and tissue-based products, and any Notified Body.

A-A-6

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or into the air, soil, surface water, groundwater or real property.
“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors, agents or representatives.
“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).
“Sanctioned Person” shall mean any Person that is the target of Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, Switzerland or any European Union member state, (ii) any Person located, organized or resident in a Sanctioned Country, or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom or Switzerland.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity interest or capital stock of such Person (including interests or rights of any kind convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock or any other equity interest or capital stock of such Person), however described and whether voting or non-voting.
“Series A Convertible Preferred Stock” shall mean the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.
“Series A Exchangeable Preferred Stock” shall mean the Series A Exchangeable Preferred Stock, par value $0.001 per share, of the Company.
“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, including program files, data files, computer-related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, (iii) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing, and any improvements, updates, upgrades or derivative works of any of the foregoing.
“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

A-A-7

“Tax” or “Taxes” shall mean (i) any and all U.S. federal, state, local or foreign income, alternative or add-on minimum, gross income, estimated, gross receipts, net worth, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or similar), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), windfall profit tax, custom duty, or other tax or other like assessment or charge in the nature of a tax imposed by a Governmental Authority, including any interest, penalty, or addition thereto, in each case whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person under Law (including Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law), by contract, as a transferee or successor, or otherwise.
“Tax Returns” shall mean any return, report, information statement, declaration, claim for refund or other similar filing, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with a Governmental Authority respect to Taxes.
“Trade Secrets” shall mean all trade secrets (protectable as such in any applicable jurisdiction), know-how and confidential or other proprietary information relating to technical, engineering, manufacturing, processing, marketing, financial, or business matters, including new developments, inventions and discoveries (whether patentable or not and whether or not reduced to practice and all improvements thereto), invention disclosures, processes, blueprints, manufacturing, engineering and other drawings and manuals, recipes, research data and results, flowcharts, diagrams, schematics, chemical compositions, formulae, diaries, notebooks, lab journals, design and engineering specifications and similar materials recording or evidencing expertise or information, designs, methods of manufacture, processing techniques, data processing techniques, compilation of information, customer, vendor and supplier lists, pricing and cost information, and business and marketing plans and proposals, all related documents thereof, and all claims and rights related thereto.
“Trademarks” shall mean any and all registered or unregistered trademarks, service marks, trade dress, trade names, corporate names, assumed financial business names, logos, slogans, Internet domain names, and any other source or business identifiers, and all applications, registrations and renewals in connection therewith throughout the world, and all goodwill associated with any of the foregoing.
“Trading Day” shall mean any day on which the Nasdaq is open for trading; provided, however, that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 P.M. New York City time.
“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.
“Warrants” shall mean all outstanding warrants to purchase Company Common Stock.

A-A-8

Annex B
VOTING AGREEMENT
This VOTING AGREEMENT, dated as of February 11, 2019 (this “Agreement”), is made and entered into by and between Edwards Lifesciences Holding, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of CAS Medical Systems, Inc., a Delaware corporation (the “Company”). Parent and Stockholder are referred to individually as a “Party” and collectively as the “Parties.”
WITNESSETH
WHEREAS, concurrently with the execution of this Agreement, Parent, the Company, and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated February 11, 2019 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, among other things, Merger Sub will merge with and into the Company (the “Merger”), each of the Company’s issued and outstanding shares of common stock, par value $0.004 per share (“Company Common Stock”), other than Cancelled Shares and Dissenting Shares (each as defined in the Merger Agreement), will, subject to the terms of the Merger Agreement, be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement);
WHEREAS, prior to the Effective Time (as defined in the Merger Agreement), each of the Company’s issued and outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Convertible Preferred Stock”) and Series A Exchangeable Preferred Stock, par value $0.001 per share (the “Series A Exchangeable Preferred Stock,” and, together with the Series A Convertible Preferred Stock, the “Company Preferred Stock”) shall be converted into shares of Company Common Stock;
WHEREAS, as of the date hereof, Stockholder Beneficially Owns (as defined below) and owns of record the number of shares of Company Common Stock and Company Preferred Stock set forth opposite Stockholder’s name on Schedule I hereto (the “Existing Shares”); and
WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Stockholder has agreed to enter into this Agreement.
NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:
Article I
DEFINITIONS
Section 1.1. Defined Terms.   The following terms, as used in this Agreement, shall have the meanings specified in this Section 1.1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
“Beneficial Owner” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act (without giving effect to the limiting phrase “within sixty days” set forth in Rule 13d-3(d)(1)(i)); provided, that Parent shall not be deemed to be the Beneficial Owner of the Covered Company Shares by virtue of this Agreement. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.
“Covered Company Shares” means, with respect to Stockholder, (1) Stockholder’s Existing Shares and (2) any shares of Company Common Stock, Company Preferred Stock or other voting capital stock of the Company and any Securities convertible into or exercisable or exchangeable for shares of Company Common Stock, Company Preferred Stock or other voting capital stock of the Company, in each case that Stockholder has Beneficial Ownership of on or after the date hereof; it being understood that if Stockholder acquires Securities (or rights with respect thereto) described in clause (2) above (to the extent such Securities are not timely reported, or required to be reported, in a filing by Stockholder with the SEC), Stockholder shall promptly notify Parent in writing, indicating the number of such Securities so acquired.

“Permitted Transfer” means a Transfer of Covered Company Shares by Stockholder (a) in connection with the exercise, vesting or settlement of Company Equity Awards (including the net settlement of such equity or sale of underlying shares of Company Common Stock in order to pay any exercise price and any tax withholding obligations in connection therewith), (b) to any Affiliate of Stockholder, or (c) if Stockholder is an individual, (i) to any member of Stockholder’s immediate family or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family or (ii) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law; provided, however, that in the case of the foregoing clauses (b) or (c)(i), any such Transfer shall only be a Permitted Transfer if and to the extent that the transferee of such Covered Company Shares evidences in a writing in form and substance reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the transferring Stockholder, and upon such transfer to be deemed a Stockholder hereunder.
“Transfer” means any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest (including voting interest) in any capital stock (including any Covered Company Shares).
Article II
VOTING AGREEMENT AND IRREVOCABLE PROXY
Section 2.1. Agreement to Vote.
(a)   Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at the Company Stockholders’ Meeting and at any other meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of the Company (the date of the taking of any such action being an applicable “Determination Date”), Stockholder shall, in each case to the extent that the Covered Company Shares are entitled to vote thereon or consent thereto:
(i)   appear at each such meeting or otherwise cause all of Stockholder’s Covered Company Shares to be counted as present thereat for purposes of calculating a quorum; and
(ii)   vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of Stockholder’s Covered Company Shares:
(a)   in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby and any other action reasonably requested by Parent in furtherance thereof;
(b)   in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the adoption of the Merger, the Merger Agreement and the transactions contemplated thereby;
(c)   against any Company Acquisition Proposal; and
(d)   against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement (including the consummation in each case thereof) or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by Stockholder of its obligations under this Agreement, including any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being satisfied, or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Stockholder contained in this Agreement.

(b)   Any vote required to be cast or consent required to be executed pursuant to this Section 2.1. shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent. Nothing contained in this Agreement shall require Stockholder (or shall entitle any proxy of Stockholder) to convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying shares of Company Common Stock.
Section 2.2. No Inconsistent Agreements.   Stockholder represents, covenants and agrees that, except for this Agreement, Stockholder (a) has not entered into, nor shall enter into at any time while this Agreement remains in effect, any voting agreement, voting trust or similar arrangement or understanding with respect to any Covered Company Shares, (b) has not granted, nor shall grant at any time while this Agreement remains in effect, a proxy (except in accordance with Section 2.3. hereof), consent or power of attorney with respect to any Covered Company Shares and (c) has not taken, nor shall take at any time while this Agreement remains in effect, any action that would (1) make any representation or warranty of Stockholder contained herein untrue or incorrect, (2) violate or conflict with Stockholder’s covenants and obligations under this Agreement or (3) otherwise have the effect of restricting, preventing or disabling Stockholder from performing any of his, her or its obligations under this Agreement.
Section 2.3. Grant of Irrevocable Proxy.   Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact Aimee Weisner and Scott Ullem, in their respective capacities as officers of Parent, and any other Person designated by Parent in writing (collectively, the “Grantees”), each of them individually, with full power of substitution and resubstitution, to the fullest extent of Stockholder’s rights with respect to the Covered Company Shares, effective as of the date hereof and continuing until the termination of this Agreement in accordance with Section 5.1. herein (the “Voting Period”), to vote (or execute written consents, if applicable) with respect to the Covered Company Shares solely as required pursuant to Section 2.1.(a) and Section 2.1.(b) hereof. The proxy granted by Stockholder hereunder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy, and Stockholder (a) will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and (b) hereby revokes any proxy previously granted by Stockholder with respect to any Covered Company Shares (other than Routine Matters, as defined below). The power of attorney granted by Stockholder hereunder is a durable power of attorney and shall survive the bankruptcy, death or dissolution of Stockholder. Other than (i) as provided in this Section 2.3., (ii) the granting of proxies to vote Covered Company Shares to an Affiliate of Stockholder as a Permitted Transfer and (iii) the granting of proxies to vote Covered Company Shares with respect to the election of directors, ratification of the appointment of the Company’s auditors at the Company’s annual meeting or special meeting of stockholders, and other routine matters at the Company’s annual meeting or any special meeting, in either case, to the extent such matters are not (x) inconsistent with the obligations contemplated by the Merger Agreement or this Agreement or (y) related to the transactions contemplated by the Merger Agreement or this Agreement (collectively, “Routine Matters”), Stockholder shall not directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to the voting of any of Stockholder’s Covered Company Shares. Parent may terminate this proxy with respect to Stockholder at any time at its sole election by written notice provided to Stockholder.
Article III
OTHER COVENANTS
Section 3.1. Restrictions on Transfers.   Stockholder hereby agrees that, during the Voting Period, (i) Stockholder shall not, directly or indirectly, Transfer or consent to a Transfer of any Covered Company Shares or any Beneficial Ownership interest or any other interest therein, unless such Transfer is a Permitted Transfer and (ii) any Transfer in violation of this provision shall be void.
Section 3.2. No Solicitation.   During the Voting Period, (i) Stockholder shall, and Stockholder shall cause each of his, her or its controlled Affiliates and its and their Representatives to, immediately cease and cause to be terminated all existing activities, discussions, negotiations and communications, if any, with any Persons (or any of their Representatives) with respect to a Company Acquisition Proposal (other than Parent or any of its Affiliates or Representatives with respect to the transactions contemplated by the

Merger Agreement), and (ii) Stockholder shall not, and Stockholder shall cause each of his, her or its controlled Affiliates and his, her or its and their Representatives to not, directly or indirectly, (a) initiate, seek, solicit, facilitate or knowingly encourage, or induce or take any other action designed or intended to lead to, or that would reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal, (b) enter into, continue or otherwise participate in any negotiations or discussions with, or furnish or cause to be furnished any information or data to, or cause to be furnished access to the Company’s (of any of its Subsidiaries’) properties with respect to, or otherwise cooperate in any way with, any Person (other than Parent or any of its Affiliates or Representatives) relating to any Company Acquisition Proposal or any proposal reasonably expected to lead to any Company Acquisition Proposal, (c) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Company Acquisition Proposal, (d) submit or cause to be submitted to the stockholders of the Company for their approval any Company Acquisition Proposal or (e) agree or announce an intention to do any of the foregoing. Notwithstanding the foregoing, if Stockholder or its Affiliate is also a director or executive officer of the Company, such Stockholder or Affiliate shall be permitted to take such actions in their capacity as a Representative of the Company, solely to the extent the Company would be permitted to take such actions under Section 5.5 of the Merger Agreement (including the exercise of fiduciary duties as a director or executive officer of the Company); provided, however, for the avoidance of doubt, no actions permitted to be taken by a director or executive officer of the Company pursuant to the foregoing section shall be deemed to be a breach by Stockholder solely due to Stockholder’s status as an Affiliate of such director of executive officer.
Section 3.3. Waiver of Appraisal Rights; Litigation.   Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect (or attempt to exercise, assert or perfect), any rights of appraisal or rights to dissent from the Merger that it may at any time have under applicable Law. Stockholder agrees not to commence, join in, facilitate, assist or encourage any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or Representatives (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement or (c) otherwise relating to the Merger Agreement, this Agreement or the Merger or other transactions contemplated by the Merger Agreement or this Agreement; provided, however, that the foregoing shall not restrict Stockholder from enforcing any of his, her or its rights under the Merger Agreement or this Agreement.
Section 3.4. Stock Dividends, Distributions, Etc.   In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company Common Stock or Company Preferred Stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares” and “Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 3.5. Termination of Certain Agreements.   Stockholder shall, to the extent Stockholder is a party to any such agreement, take all necessary action to, effective immediately prior to the Effective Time, terminate all agreements between Stockholder and the Company or a Company Subsidiary set forth on Schedule II, without any further liability or obligation under such agreement to the Company or such Company Subsidiary.
Section 3.6. Conversion of Company Preferred Stock.   Stockholder hereby agrees that it will take all necessary actions, whether pursuant to the Company’s Amended and Restated Certificate of Incorporation, the DGCL or otherwise, to effectuate the conversion of all shares of Company Preferred Stock Beneficially Owned by such Stockholder into Company Common Stock, such that immediately prior to the Effective Time, there shall be no outstanding shares of Company Preferred Stock. Stockholder further agrees to deliver to Parent, on or prior to the Closing Date, a copy of any consent or other instrument necessary to effect such conversion, in form and substance reasonably satisfactory to Parent.

Article IV
REPRESENTATIONS AND WARRANTIES
Section 4.1. Representations and Warranties of Stockholder. Stockholder hereby severally represents and warrants to Parent as follows:
(a) Organization.   Stockholder, to the extent Stockholder is an entity, is duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable.
(b) Authority; Execution and Delivery; Enforceability.   If Stockholder is not a natural person, (i) Stockholder has all necessary corporate or other entity power and authority to execute, deliver and perform its obligations under this Agreement and (ii) the execution, delivery and performance by Stockholder of this Agreement and the compliance by Stockholder with each of its obligations herein have been duly and validly authorized by all necessary corporate or other entity action on the part of Stockholder. If Stockholder is a natural person, Stockholder has full legal capacity, right and authority to execute, deliver and perform Stockholder’s obligations under this Agreement. Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent of this Agreement, this Agreement constitutes Stockholder’s legal, valid and binding obligation, enforceable against Stockholder in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(c) Ownership of Shares.   As of the date hereof, the Stockholder is the sole Beneficial Owner of the Existing Shares set forth opposite Stockholder’s name on Schedule I hereto, free and clear of any Liens and free of any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Existing Shares (other than (i) this Agreement, (ii) any limitations or restrictions imposed under applicable Laws or (iii) pursuant to the terms of any Company Equity Awards or any employee benefit plan of the Company), and such Existing Shares constitute all of the shares of Company Common Stock or Company Preferred Stock Beneficially Owned or owned of record by Stockholder. Except as set forth in Section 2.3. of this Agreement or on Schedule I hereto, Stockholder has and will have at all times through the Voting Period (except to the extent such Existing Shares are transferred after the date hereof pursuant to a Permitted Transfer) sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 2.1. hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of Stockholder’s Existing Shares.
(d) No Conflicts.   Neither the execution and delivery of this Agreement by Stockholder nor compliance by Stockholder with any of the terms or provisions hereof will (i) with respect to a Stockholder that is not a natural person, violate any provision of the certificate of incorporation, bylaws, or other organizational or governing documents of Stockholder, (ii) conflict with or violate any Law applicable to Stockholder or by which any of Stockholder’s properties or assets are bound or affected, (iii) violate, conflict with, result in any breach of any provision of, or loss of any benefit under, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation under, or require the consent of, notice to, or filing with any third party pursuant to any terms or provisions of any Contract to which Stockholder is a party or by which any property or asset of Stockholder is bound or affected, or result in the creation of any Lien (other than any Permitted Lien) upon any of the properties or assets of Stockholder (including any Company Covered Shares), except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to impair Stockholder’s ability to perform his, her or its obligations under this Agreement on a timely basis.
(e) Consents and Approvals.   The execution, delivery and performance by Stockholder of this Agreement do not and will not require any Consent of, or filing with, any Governmental Authority (excluding filings with the SEC under applicable securities Laws and applicable Antitrust Laws).

(f) Legal Proceedings.   As of the date of this Agreement, there are no Proceedings pending, or to the knowledge of Stockholder, threatened against Stockholder or any of Stockholder’s assets or properties that would reasonably be expected to impair Stockholder’s ability to perform Stockholder’s obligations under this Agreement on a timely basis. Neither Stockholder nor any of Stockholder’s properties or assets is or are subject to any Order that would reasonably be expected to impair Stockholder’s ability to perform its obligations under this Agreement on a timely basis.
(g) Brokers.   No investment banker, broker or finder or other intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission from Parent, Merger Sub or the Company (or any of their Subsidiaries) in connection with this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.
(h) No Other Representations.   Stockholder acknowledges and agrees that other than the representations expressly set forth in this Agreement, Parent has not made and is not making any representations or warranties to Stockholder with respect to Parent, the Merger Agreement or any other matter. Stockholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).
Section 4.2. Representations and Warranties of Parent.   Parent hereby represents and warrants to Stockholder as follows:
(a) Organization.   Parent is duly organized and validly existing under the Laws of the State of Delaware.
(b) Authority; Execution and Delivery; Enforceability.   Parent has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Parent of this Agreement and the compliance by Parent with each of its obligations herein have been duly and validly authorized by all necessary corporate action on the part of Parent. Parent has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Stockholder of this Agreement, this Agreement constitutes Parent’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(c) No Conflicts.   Neither the execution and delivery of this Agreement by Parent nor compliance by Parent with any of the terms or provisions hereof will (i) violate any provision of the Certificate of Incorporation or Bylaws of Parent, (ii) conflict with or violate any Law applicable to Parent or by which any of Parent’s properties or assets are bound or affected, (iii) violate, conflict with or result in any breach of any provision of, or result in the loss of any benefit under, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent is a party or by which any property or asset of Parent is bound or affected, or result in the creation of any Lien (other than any Permitted Lien) upon any of the properties or assets of Parent, except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to impair Parent’s ability to perform its obligations under this Agreement on a timely basis.
(d) No Other Representations.   Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, Stockholder has not made and are not making any representations or warranties to Parent with respect to the Company, Stockholder’s ownership of Company Common Stock or Company Preferred Stock, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

Article V
TERMINATION
Section 5.1. Termination.   This Agreement shall terminate upon the earliest to occur of  (a) the termination of this Agreement by the mutual written consent of Parent and Stockholder; (b) the termination of the Merger Agreement in accordance with its terms prior to the Effective Time; (c) a Company Adverse Recommendation Change to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.5(d) or Section 5.5(e) of the Merger Agreement; and (d) the Effective Time. In the event of the termination of this Agreement in accordance with this Section 5.1., this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto, other than Section 3.3., this Section 5.1. and Article VI, which provisions shall survive such termination, and Section 3.5. which shall survive such termination pursuant to clauses (c) and (d) of this Section 5.1. to the extent the Effective Time occurs; provided, however, that nothing in this Section 5.1. shall relieve any Party from liability for any material and intentional breach of any representation, warranty, covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “material and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.
Article VI
MISCELLANEOUS
Section 6.1. Publication.   Stockholder (i) hereby consents to and authorizes the publication and disclosure by Parent and the Company in any press release or the Proxy Statement (including all documents and schedules filed with the SEC) or other disclosure document required under applicable Law in connection with the Merger Agreement or the transactions contemplated thereby, its identity and ownership of shares of Company Common Stock and/or Company Preferred Stock, the nature of its commitments, arrangements and understandings pursuant to this Agreement and such other information reasonably required under applicable Law in connection with such publication or disclosure (“Stockholder Information”), and (ii) hereby agrees to cooperate with Parent in connection with such filings, including providing Stockholder Information requested by Parent. As promptly as practicable, Stockholder shall notify Parent of any required corrections with respect to any Stockholder Information supplied by Stockholder, if and to the extent Stockholder becomes aware that any such Stockholder Information shall have become false or misleading in any material respect. Parent hereby consents to and authorizes the publication and disclosure of this Agreement by Stockholder in any disclosure document required by applicable Law (including any Schedule 13D).
Section 6.2. No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. All rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to Stockholder, and Parent shall have no authority to direct Stockholder in the voting or disposition of any of the Covered Company Shares, except as otherwise provided herein.
Section 6.3. Further Assurances.   Each of the Parties agrees that, upon the reasonable request of the other Party, it shall use reasonable best efforts to take, or cause to be taken, such further actions as may be reasonably necessary, proper or advisable to comply with its obligations hereunder, including by executing and delivering additional documents.
Section 6.4. Amendment and Modification; Waiver.   This Agreement may not be amended, modified or supplemented, except by an instrument in writing signed on behalf of each of the Parties hereto. Any agreement on the part of a Party to any waiver of any obligation of the other Parties shall be valid only if set forth in an instrument in writing signed on behalf of such waiving Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 6.5. Notices.   All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:
(a) if to Parent, to:
Edward Lifesciences Holding, Inc.
One Edwards Way
Irvine, CA 92614
Attention: General Counsel
Facsimile: (949) 250-6885
with a copy (which shall not constitute notice) to:
Pepper Hamilton LLP
Four Park Plaza
Irvine, CA 92614
Phone: (949) 567-3500
Email: allend@pepperlaw.com
Attention: David B. Allen
(b) if to Stockholder, as set forth on Schedule III hereto.
Section 6.6. Counterparts.   This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 6.7. Entire Agreement; Third Party Beneficiaries.   This Agreement (including the Schedules hereto and, to the extent referred to in this Agreement, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) is not intended to and shall not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective permitted successors and assigns.
Section 6.8. Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the intent of this Agreement and the transactions contemplated hereby be fulfilled as originally contemplated to the fullest extent possible.
Section 6.9. Assignment.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.
Section 6.10. Headings; Interpretation.
(a)   The Parties hereto have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
(b)   The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs and schedules are to the articles, sections and paragraphs of, and schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to February 11, 2019, unless the context requires otherwise. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States.
Section 6.11. Governing Law.   This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent or Stockholder in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 6.12. Specific Performance.   The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties hereto acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.1., in the event of any breach or threatened breach by Parent, on the one hand, or Stockholder, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent, on the one hand, and Stockholder, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 6.13. Consent to Jurisdiction.
(a)   Each of the Parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent and Stockholder agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b)   Each Party hereto irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other Party hereto may be made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 6.5. and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.
Section 6.14. WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
Section 6.15. Capacity as a Stockholder.   Stockholder makes its agreements and understandings herein solely in its capacity as record holder and Beneficial Owner of the Covered Company Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by Stockholder or any Representative of Stockholder solely in his or her capacity as a director or officer of the Company.
Section 6.16. Expenses.   All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or the transactions contemplated by the Merger Agreement are consummated.

IN WITNESS WHEREOF, Parent and Stockholder have duly executed this Agreement, all as of the date first written above.
Edwards Lifesciences Holding, Inc.
By:
Name:
Title:
STOCKHOLDER
By:
Name:

FORM OF SCHEDULE I
TO VOTING AGREEMENT
Stockholder	Shares of Company Common Stock Beneficially Owned	Shares of Series A Convertible Preferred Stock Beneficially Owned	Shares of Series A Exchangeable Preferred Stock Beneficially Owned

FORM OF SCHEDULE II
TO VOTING AGREEMENT
Terminated agreements between Stockholder and the Company or a Company Subsidiary:
•
[      ]

FORM OF SCHEDULE III
TO VOTING AGREEMENT
Stockholder notice address:

c/o CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Phone:
Email:
Attention:

Annex C
February 11, 2019

Board of Directors
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.004 per share (the “Shares”) of CAS Medical Systems, Inc. (the Company”) (other than (i) holders who have properly exercised dissenters’ rights (“Dissenting Shares”) and (ii) Edwards Lifesciences Holding, Inc. (“Parent”), Crown Merger Sub, Inc., a direct wholly owned subsidiary of Parent (“Merger Sub”) or any of their affiliates (collectively, “Excluded Shares”)) of the $2.45 per Share in cash (the “Merger Consideration”) proposed to be paid to the stockholders of the Company (the “Stockholders”) by Parent pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, substantially in the form of the draft dated as of February 9, 2019 (the “Merger Agreement”) by and among Parent, Merger Sub and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, the Company will be merged into Merger Sub (the “Merger”) and each Share will be converted into the right to receive the Merger Consideration upon consummation of the Merger.
In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) audited historical financial statements of the Company set forth in its public filings with the Securities and Exchange Commission (the “SEC”) for the three fiscal years ended December 31, 2015, 2016 and 2017; (c) unaudited financial statements of the Company set forth in its public filings with the SEC for the nine month periods ended September 30, 2017 and 2018; (d) preliminary net sales of the Company, as set forth in its Form 8-K filed with the SEC on January 3, 2019, for the quarter and year ended December 31, 2018; (e) preliminary financial information for the year ended December 31, 2018 prepared by senior management of the Company; (f) certain internal business, operating and financial information and forecasts of the Company for the fiscal years December 31, 2019 through December 31, 2023 prepared by the senior management of the Company and provided to us on February 4, 2019 (the “Forecasts”); (g) information regarding publicly available financial terms of certain other transactions we deemed relevant; (h) information regarding certain other publicly traded companies we deemed relevant; (i) current and historical market prices and trading volumes of the Shares; and (j) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, examined by, or otherwise reviewed or discussed with, us for purposes of this opinion, including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management
C-1

of the Company. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other Stockholders. We were not asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to legal matters related to the Merger on advice of counsel to the Company, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.
William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as an investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.
We are expressing no opinion herein as to the price at which the Shares will trade at any future time or as to the effect of the announcement of the Merger on the trading price of the Shares.
Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders (other than holders of Dissenting Shares or Excluded Shares) of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any Stockholder as to how such Stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the Stockholders by the Company with respect to the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.
Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders (other than holders of Dissenting Shares or Excluded Shares).
Very truly yours,
/s/ William Blair & Company, L.L.C.
_______________________________________
WILLIAM BLAIR & COMPANY, L.L.C.
C-2

Annex D
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1)
Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to §251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to §251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Signature of Stockholder Date: Signature of Stockholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. To adopt the Agreement and Plan of Merger, dated as of February 11, 2019, by and among CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc., and Crown Merger Sub, Inc. 2. To adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. 3. To approve a non-binding advisory proposal to approve the golden parachute compensation payable to CAS Medical Systems, Inc.’s named executive officers in connection with the merger. This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder(s). If no direction is made, this proxy will be voted FOR Proposals 1, 2, and 3. Please sign exactly as name appears on the left. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. FOR AGAINST ABSTAIN THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, AND 3. PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: x . Please detach along perforated line and mail in the envelope provided. 00030030030000000000 5 041819 FOR AGAINST ABSTAIN SPECIAL MEETING OF STOCKHOLDERS OF CAS MEDICAL SYSTEMS, INC. April 18, 2019 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Proxy Statement and Proxy Card are available at www.casmed.com. Please sign, date and mail your proxy card in the envelope provided as soon as possible. GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. FOR AGAINST ABSTAIN

14475 CAS MEDICAL SYSTEMS, INC. 44 East Industrial Road, Branford, Connecticut 06405 This Proxy is Solicited on Behalf of the Board of Directors The undersigned hereby appoints James E. Thomas and Thomas M. Patton, and each of them, as the true and lawful attorneys, agents, and proxies of the undersigned, each with full power of substitution, to represent and vote all shares of CAS Medical Systems, Inc. held of record by the undersigned on March 7, 2019, at the Special Meeting of Stockholders to be held on April 18, 2019, and at any adjournment thereof, as specified on the reverse side of this proxy card. (Continued and to be signed on the reverse side) 1.1

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, AND 3. PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: x . Signature of Stockholder Date: Signature of Stockholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. COMPANY NUMBER ACCOUNT NUMBER NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Proxy Statement and Proxy Card are available at www.casmed.com. 00030030030000000000 5 041819 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EDT the day before the meeting. MAIL - Sign, date, and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Special Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements, and other eligible documents online, while reducing costs, clutter, and paper waste. Enroll today via www.astfinancial.com to enjoy online access. SPECIAL MEETING OF STOCKHOLDERS OF CAS MEDICAL SYSTEMS, INC. April 18, 2019 1. To adopt the Agreement and Plan of Merger, dated as of February 11, 2019, by and among CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc., and Crown Merger Sub, Inc. 2. To adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. 3. To approve a non-binding advisory proposal to approve the golden parachute compensation payable to CAS Medical Systems, Inc.’s named executive officers in connection with the merger. This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder(s). If no direction is made, this proxy will be voted FOR Proposals 1, 2, and 3. Please sign exactly as name appears on the left. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN